UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 11, 2019

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with Investor Day 2019 held on December 11, 2019.

Media Release Zurich, December 11, 2019

Update:
An earlier version of the media release stated, under ‘Driving TBVPS higher’, that “…we have identified up to 50 basis points of additional cost measures…” It has now been corrected to read 40 basis points.

Investor Day 2019

Highlights

▪
We will continue to grow by offering bespoke solutions to our clients, fully leveraging our wealth management and investment banking capabilities. Our regionalised approach allows us to stay close to our clients whilst capturing global synergies, when relevant.

▪	Aim to deliver in 2020:
▪	approximately 175 basis points of Return on Tangible Equity (RoTE) uplift, with additional upside in a constructive market environment
▪	approximately 10% RoTE
▪	Continued discipline on costs to drive positive operating leverage
▪	At least 50% of net income expected to be paid out in 2020 through dividends and share buybacks
▪	Approved buyback of Credit Suisse Group AG ordinary shares of up to CHF 1.5 billion for 2020, with at least CHF 1.0 billion expected in 2020[1]
▪	Plan to continue to increase ordinary dividend by at least 5% per annum
▪	Medium term ambition of 12%+ RoTE
▪	ESG policy update: commitment to no longer provide any form of financing specifically related to the development of new coal-fired power plants

Zurich, December 11, 2019 – We will today update investors and analysts on the progress we have made in 2019, the first year since the completion of our three-year restructuring programme.

We will outline how we intend to continue to increase our returns in 2020 and beyond, support our clients across our franchises, deliver industry leading performance in our chosen markets, and return capital to our shareholders.

Continued momentum in 2019

We have achieved strong growth across key metrics:
▪	Pre-tax income was up 26%, Return on Equity increased by 220 basis points and RoTE improved by 250 basis points for the first nine months of 2019 versus the same period for 2018
▪	Book value per share grew by a compound annual growth rate (CAGR) of 8% and shareholder value creation grew by a CAGR of 11%[2] in the first nine months of 2019
▪
Supported by our wealth management businesses, Net New Asset (NNA) growth across the Group was 28% higher at 9M19 than at 9M18 and we achieved a record NNA of CHF 72 billion at 9M19, driving our Assets under Management to a record CHF 1.5 trillion, winning prestigious industry awards over the course of the year

We will address today how we intend to maintain our momentum in 2020.

Media Release Zurich, December 11, 2019

Growing revenues in wealth management

Over the past few years, thanks to the disciplined execution of our strategy - ‘A leading wealth manager with strong investment banking capabilities’ - we have been able to grow faster than our chosen markets, even when the environment was not supportive, as in 2019. Our regionalised structure, aligned to client needs, drives agile decision-making, greater accountability and an effective control framework, with a particular focus on compliance and risk management.

Between the end of 2015 and the end of 3Q19, we had attracted CHF 193 billion of NNA across the Group as a whole.  We also achieved a CAGR of 7% for our Wealth Management AuM over those four years. We have delivered consistent asset inflows by being a trusted adviser. Thanks to the strong collaboration among our wealth management, markets and investment banking teams, we provide institutional quality solutions and capabilities to our ultra-high-net-worth (UHNW) and entrepreneur clients. As we continue to further scale our record Wealth Management AuM of CHF 802 billion, we are compounding the growth of our more stable and recurring revenue streams.

Over time this growth in quality, stable, capital efficient revenue should drive significant upside to our Group RoTE.

Growing revenues in our markets businesses

We successfully completed the restructuring of Global Markets (GM) at the end of 2018. We have right-sized and de-risked our platform and increased its connectivity with our wealth management franchise. Global Markets delivered a strong performance in the first nine months of 2019, outperforming our peers across Fixed Income sales and trading and Equity sales and trading3. During that period, Global Markets achieved a pre-tax income of USD 914 million driven by significant revenue growth and continued cost discipline, achieving a return on regulatory capital of 9%, more than double its return on regulatory capital year on year.

We are uniquely positioned to leverage our markets activities across our wealth management businesses, and we are successfully delivering solutions to our wealth management clients through our ITS platform. With our ATS platform in APAC, we are starting to see early tangible benefits in 4Q19 of working closer together with Global Markets, across Prime and Equity Derivatives, as well as the potential to streamline support and control functions, capturing global synergies when and where relevant in due course.

Investment banking key to our success

Investment Banking and Capital Market’s (IBCM) leading client franchise is core to our integrated approach. We also have top tier investment banking franchises in Switzerland and in APAC4. Ahead of an expected loss for IBCM in 2019, including restructuring measures, we have put in place new leadership for our activities in New York and London. Looking ahead to 2020, we are working on actions that will reinvigorate the division, building on a strongly improving pipeline, which we expect will put us in a more advantageous position compared to 2019.

Maintaining cost discipline

As we have invested in the business and continued to seek opportunities for top-line growth, we have also maintained our cost discipline, consistently creating positive operating leverage during our restructuring and in 2019. We are focused on delivering continued productivity improvements through disciplined expense and investment management and are driving further structural savings initiatives. We

Media Release Zurich, December 11, 2019

aim to realise further efficiencies across the bank, driving operating leverage further through embedded cost management practices including transparency, productivity improvements and a consistent front-to-back approach across the bank.

Continuing to optimise our operating model

Continuing to invest in our control functions is key to our success as we grow our businesses. To this end, we have strengthened our Risk management function over the last four years, with a focus on Credit Risk management to ensure we are well equipped to navigate the cycle. We have maintained conservative underwriting and lending standards, while increasing hedging against potential tail events, minimising Group Value-at-Risk5, leverage exposure and level 3 assets as we have de-risked the Group over the last four years.

We continue to invest in effective Compliance and Controls, supporting growth through enhanced compliance capabilities. Our Compliance teams continue to utilise smart systems and processes throughout the entire client lifecycle – from onboarding to offboarding – delivering continued shareholder value.

Swiss regulatory capital rebalancing substantially complete

Since 2015, we have absorbed more than CHF 64 billion of methodology-driven RWA inflation.  During the same period, we have de-risked our bank and significantly strengthened our capital base, with CET1 capital of CHF 37.4 billion at 3Q19. As a result, we expect to operate with a risk density6 of 34% in 1Q20, and believe that our Swiss regulatory capital metrics are substantially rebalanced. Subsequently, we expect additional RWA inflation to be minimal over the next three years, after the RWA increase expected in 1Q20 from the Basel III reforms.

Driving TBVPS higher

We are generating capital to drive growth investments and reward shareholders. We have added 250 basis points to our RoTE for the nine months ending September 30, 2019 year on year and we aim to deliver approximately 175 basis points of further RoTE uplift in 2020 compared to 2019, taking us to approximately 10% by year-end 2020, driving Tangible Book Value per Share higher. We believe we can achieve this primarily by implementing measures we have already identified.

If markets are constructive and support revenue growth, we would expect our year-end 2020 RoTE to be approximately 11%. Conversely, should markets remain challenging in 2020, we have identified up to 40 basis points of additional cost measures in order to protect our RoTE ambition of approximately 10%.

Distributing capital to shareholders

As a result of our Swiss regulatory capital metrics rebalancing, we anticipate capital requirements as a percentage of Group net income to decrease in 2020. Our expected RoTE improvement would increase our headroom to further invest in our businesses and distribute capital to shareholders in 2020.

We expect to distribute at least 50% of net income to shareholders through a combination of both a sustainable ordinary dividend, which we expect to increase by at least 5% per annum, and a similar share buyback programme to 2019, with a buyback of up to CHF 1.5 billion approved by the Board of Directors for 2020, from which we expect a buyback of at least CHF 1 billion, subject to market and economic conditions. By delivering on our ambitions over the coming quarters and years, we aim to earn

Media Release Zurich, December 11, 2019

the right to invest more to grow our business as we demonstrate to investors our ability to generate above cost of capital returns.

Credit Suisse’s climate commitment: ESG policy update

As we recognise our share of responsibilities in addressing the challenges of climate change, Credit Suisse continues to expand its own role in supporting the transition to a low-carbon and climate-resilient economy. In 3Q19, we introduced a Group-wide Climate Risk Strategy, one important element of which is working with our clients to support the respective transition of their business models, and further integrating climate change into our risk management models.

As part of this effort, Credit Suisse is today announcing a significant policy change. The bank has decided to no longer provide any form of financing specifically related to the development of new coal-fired power plants. This is in addition to the bank’s existing policy of not providing any form of financing that is specifically related to the development of new greenfield thermal coal mines. This commitment also applies to cases where the majority of the use of proceeds is intended for the development of a new coal-fired power plant or a new greenfield thermal coal mine, respectively.

 The bank continues to review its relevant policies and guidelines on an ongoing basis.
Outlook

At our third quarter results on October 30, we said we expected to see the usual seasonal slowdown as a result of the holiday season in many parts of the world, as well as headwinds from the ongoing challenging geopolitical environment. So far in 4Q19, our business performance has improved against 4Q18.

Examining the Reported PTI trends of our businesses in more detail for the fourth quarter to date:

▪
In SUB, we are seeing ongoing pressures from the negative interest rate environment, which we expect to substantially mitigate in 2020. In the meantime, we have identified opportunities to offset these pressures through real estate sales, at least one of which we expect to close in the fourth quarter

▪	We are seeing a stable performance in IWM
▪	APAC and GM are showing significantly better performances compared to 4Q18, which was particularly challenging
▪	While we expect IBCM to be loss-making for 2019, our pipeline of announced deals has been building strongly in the fourth quarter, a marked improvement year on year

We expect to achieve a Reported RoTE of greater than 8% for the full year 2019.

Ends

Media Release Zurich, December 11, 2019

Contact details

Adam Gishen, Investor Relations Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
James Quinn, Corporate Communications Tel: +41 844 33 88 44 E-mail: media.relations@credit-suisse.com
The Investor Day media release and all presentation slides will be available to download from 7:00 CET today at: https://www.credit-suisse.com/investorday

Note: Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Return on tangible equity is based on tangible shareholders' equity (also known as tangible book value), a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Webcast details

Date	Wednesday, December 11, 2019
Time	08:30 GMT / 09:30 CET
Webcast	https://www.credit-suisse.com/investorday
Telephone	Switzerland: +41 445 807 121 Europe: +44 2071 928 522 US: +1 917 677 75 38 Conference passcode: 1504800 #
Note
Due to the large volume of callers expected we strongly recommend that you dial in approximately 20 minutes before the start of the presentation.

Please enter the Direct Event Passcode when prompted. You will be joined automatically to the conference.

Due to regional restrictions some participants may receive operator assistance when joining this conference call and will not be automatically connected.

Media Release Zurich, December 11, 2019

Documents	All documentation will be available on https://www.credit-suisse.com/investorday
Playbacks	A replay of the telephone conference will be available approximately four hours after the event.

Footnotes

1 Subject to market and economic conditions
2 Book value per share was CHF 18.25 at 9M19 compared to CHF 17.22 at 4Q18.Shareholder value creation is measured as 9M19 tangible book value per share of CHF 16.24 plus the dividend of CHF 0.26 per share paid in 2019 compared to 4Q18 tangible book value per share of CHF 15.27
3 Credit Suisse analysis based on company public disclosures. Includes Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Morgan Stanley and UBS. For Equity Sales & Trading, does not include Deutsche Bank, who exited Equity Sales & Trading as part of its strategic transformation as announced on July 7, 2019. Analysis relates to Global Sales & Trading revenues in USD terms
4 Ranked number #1 in Switzerland and in APAC, excluding Japan and China onshore; Source: Dealogic as of September 30, 2019
5 Average one day, 98% trading book risk management Value-at-Risk
6 Rate of RWA to leverage exposure

Abbreviations
APAC – Asia Pacific; ATS – Asia Pacific Trading Solutions; AuM – assets under management; BCBS – Basel Committee on Banking Supervision; BIS – Bank for International Settlements; CAGR – Compound Annual Growth Rate; CHF – Swiss francs; CET1 – common equity tier 1; FINMA – Swiss Financial Market Supervisory Authority; GAAP – Generally accepted accounting principles; GM – Global Markets; IBCM – Investment Banking & Capital Markets; ITS – International Trading Solutions; IWM – International Wealth Management; M&A – mergers and acquisitions; NNA – net new assets; PB – Private Banking; PC – Private Clients; RoTE – Return on Tangible Equity; RWA – risk weighted assets; SEC – US Securities and Exchange Commission; SUB – Swiss Universal Bank; TBVPS – tangible book value per share; UHNW – ultra-high-net-worth; USD – US dollar; WM&C – Wealth Management & Connected

Important information about this media release

In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of the date hereof. Actual results may differ. Annualised numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this media release may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-3Q18, tangible shareholders’ equity excluded goodwill of CHF 4,736 million and other intangible assets of CHF 214 million from total shareholders’ equity of CHF 42,734 million as presented in our balance sheet. For end-4Q18, tangible shareholders’ equity excluded goodwill of CHF 4,766 million and other intangible assets of CHF 219 million from total shareholders’ equity of CHF 43,922 million as presented in our

Media Release Zurich, December 11, 2019

balance sheet. For end-3Q19, tangible shareholders’ equity excluded goodwill of CHF 4,760 million and other intangible assets of CHF 219 million from total shareholders’ equity of CHF 45,150 million as presented in our balance sheet. Shares outstanding were 2,552.4 million at end-3Q18, 2,550.6 million at end-4Q18 and 2,473.8 million at end-3Q19.
Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

References to Wealth Management net new assets and assets under management refer to the combined results of SUB PC, IWM PB and APAC PB within WM&C.

Information referenced in this media release, whether via website links or otherwise, is not incorporated into this media release.

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts.
We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this media release.

Cautionary statement regarding forward-looking information

This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
▪	our plans, targets or goals;
▪	our future economic performance or prospects;
▪	the potential effect on our future performance of certain contingencies; and
▪	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals  expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
▪	the ability to maintain sufficient liquidity and access capital markets;
▪	market volatility and interest rate fluctuations and developments affecting interest rate levels;
▪
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2019 and beyond;

▪	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
▪	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
▪	the ability to achieve our strategic goals, including those related to our targets and financial goals;
▪	the ability of counterparties to meet their obligations to us;
▪	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
▪	political and social developments, including war, civil unrest or terrorist activity;
▪	the possibility of foreign exchange controls, expropriation, nationalisation or confiscation of assets in countries in which we conduct our operations;
▪	operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪	the risk of cyber attacks, information or security breaches or technology failure on our business or operations;
▪	the adverse resolution of litigation, regulatory proceedings and other contingencies;

Media Release Zurich, December 11, 2019

▪
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organisation, practices and policies in countries in which we conduct our operations;

▪	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪	the potential effects of proposed changes in our legal entity structure;
▪	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪	the ability to retain and recruit qualified personnel;
▪	the ability to maintain our reputation and promote our brand;
▪	the ability to increase market share and control expenses;
▪	technological changes;
▪	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

   Credit Suisse Investor Day 2019General overview  Tidjane Thiam, Chief Executive OfficerDecember 11, 2019

 Disclaimer  2  December 11, 2019  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 11, 2019 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Cautionary statements relating to interim financial informationThis presentation contains certain unaudited interim financial information for the fourth quarter of 2019. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2019 or the full year 2019 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the full year 2019. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2019 and full year results will be included in our 4Q19 Earnings Release and our 2019 Annual Report. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results as well as return on regulatory capital, return on tangible equity and tangible book value per share (which are based on tangible shareholders’ equity). Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity (also known as tangible book value), a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA. References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesThis presentation contains certain material prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. Certain information has been derived from internal management accounts.

   3  December 11, 2019  Programme of the day    Q&A & wrap-up  Webcast  3:45 pm  Investor Day 2019  Lunch break  12:00 pm  60 min  Coffee break  3:30 pm  15 min  General overview  Webcast  8:30 am  Thiam  40 min  Coffee break  10:30 am  15 min  Key financials  Webcast  9:10 am  20 min  Mathers  Growth in Wealth Management  Webcast  9:30 am  Gottstein, Wehle, Sitohang  30 min  Break-out sessions (rounds 2 & 3)  1:00 pm  75 min each  Wehle, Sitohang, Gottstein  Driving revenue growth in Wealth Management    Chin, Miller  Increasing profitability across our Markets activities    Warner, Hudson, Walker   Facilitating growth through an effective and efficient operating model    10:45 am  75 min  Delivering profitable growth in a low interest rate environmentBreak-out sessions (round 1)  An effective approach: 3 case studies  Webcast  10:00 am  Varvel, Drew, Low/Hung  30 min

 Resilient business model - delivering profitable, compliant growth  2  Continued momentum in 2019  1  Agenda  4          December 11, 2019  Capital  3

   We have a clear and consistent strategy  5  December 11, 2019    A leading Wealth Manager…  Following a balanced approach between Mature and Emerging Markets in Wealth Management…  …with strong Investment Banking capabilities  …focusing on UHNW and entrepreneur clients…  …serving both our clients’ private wealth and business financial needs

   Global Wealth continues to grow  6  December 11, 2019  Emerging Markets  Mature Markets  2007  2018  18  9  26  3.1x  12  25  2007  2018  36  1.5x  CAGR2018 – 2023E  +8%  CAGR2018 – 2023E  +5%  1 Source: McKinsey Wealth Pools 2019. Personal financial assets of the wealthy (USD >1 mn) excludes life and pension assets  Personal financial assets of the wealthy1in USD trn

     Sales and Trading industry revenue pools have steadily declined and continue to stagnate  7  December 11, 2019  1 Source: Coalition as of November 2019. Total industry revenue pools according to Credit Suisse’s Global Markets and APAC Markets taxonomy  -3%  -13%  -3%  Macro  Credit  Equities  158  163  138  159  146  151  -2%  CAGR2014-2019E  -3%  Sales and Trading industry revenue pools1in USD bn

   We are set up to drive performance with resilience in difficult markets and with upside in supportive markets  8  December 11, 2019  Transformed and significantly strengthened our capital position  Significantly reduced our operating cost base, lowering our break-even point  Completed wind-down of legacy assets  Right-sized and de-risked our Global Markets activities  Re-allocated capital towards our higher-growth and higher-return Wealth Management businesses

This approach allowed us to grow strongly in our Wealth Management markets throughout the restructuring

Wealth Management revenue growth
CAGR, 2015-2018

+12%
revenue CAGR
Switzerland[1]

+10%
revenue CAGR
Western Europe[2]

+9%
revenue CAGR
Emerging Europe[2]

Gaining market share across all regions[4]

Latin America[2]
+4%
revenue CAGR

Middle East and Africa[2]
+12%
revenue CAGR

Asia Pacific[3]
+11%
revenue CAGR

1 Relating to Premium Clients within SUB PC. Excludes Private & Wealth Management Clients 2 Relating to IWM PB. Excludes International Private Clients business and Other (mainly from ITS and Real Assets Lending). Represents CAGR from 2016-2018 relating to period post substantial completion of outflows related to regularisation from IWM Europe; CAGR from 2015-2018 is 1%
3 Relating to APAC PB within WM&C 4 Source: Credit Suisse internal estimates based on McKinsey Wealth Pools 2017

CREDIT SUISSE
General overview
December 11, 2019
9

We continued to improve our performance in 2019

Select 9M19 performance metrics[1]

Operating leverage	Pre-tax income	NNA	AuM	Returns
12th consecutive quarter of positive operating leverage	+26% YoY	+28% YoY	+10% YTD	+250 bps YoY
	Group PTI CHF 3.5 bn[1]	Record NNA CHF 72 bn	Record Group AuM CHF 1.5 trn	RoTE‡ 9%

‡ RoTE is a non-GAAP financial measure, see Appendix
1 9M19 includes CHF 327 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB, IWM and APAC

CREDIT SUISSE General overview December 11, 2019 10

   Growing TBVPS is a key objective…  11  December 11, 2019  As per 2018 Investor Day

     …and we delivered significant TBVPS growth  12  December 11, 2019      Shareholder value creationin CHF  +11% CAGR  16.50  DPS  6%  Shareholder value creation 9M19 increase in TBVPS‡ and DPSas % of share price1  1%  9%  11%  9%  ‡ Tangible book value and tangible book value per share are non-GAAP financial measures, see Appendix 1 As of 2018 year-end. Peers include Bank of America, Barclays, BNP Paribas, Citi, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan Chase, Julius Baer, Morgan Stanley, Santander, Société Générale and UBS  TBVPS‡  TBVPS‡

 Resilient business model - delivering profitable, compliant growth  2  Continued momentum in 2019  1  Agenda  13          December 11, 2019  Capital  3

   We are operating in a challenging market environment…  14  December 11, 2019  Dec 2019  Sep 2018  -135 bps  -76 bps  Dec 2019  Sep 2018  1 Source: Bloomberg as of December 6, 2019  Yield curves1  0%

   …with significant weakness in some of our key markets  15  December 11, 2019  1 Source: Dealogic as of September 30, 2019 2 Includes High Yield bonds and Leveraged Loans     Americas  -6%    -21%  EMEA    APAC  -11%    Primary market activity  Street 9M19 YoY performance  Primary Street fees1  Lev Fin Street fees1,2  -23%    Americas  -28%    EMEA

In that context, we will continue to execute with discipline to maintain our momentum in 2020

Market concerns	Strategic focus	Our approach
Maintaining momentum in a challenging market environment	Growing revenues in Wealth Management	▪ Leveraging **regionalised model** and **client proximity** to scale asset base ▪ Compounding growth of **recurring revenues**
	Increasing profitability in our Markets businesses	▪ Leveraging our **right-sized platform** with strong capabilities ▪ Continuing to **strengthen collaboration with Wealth Management**
	Maintaining cost discipline	▪ Creating consistently positive **operating leverage** ▪ Generating continued **productivity improvements**
	Optimising operating model	▪ Continuing to invest in **Risk management** and effective **Compliance & Controls** ▪ Leveraging **technology** front-to-back
Generating capital to reward shareholders and invest in profitable growth	Swiss regulatory capital rebalancing substantially completed	▪ Achieving Swiss TBTF **risk density**[1] of 34% in 1Q20 ▪ **De-risking** completed
	Driving TBVPS higher	▪ Increasing **return on tangible equity**
	Distributing capital to shareholders	▪ Distributing **sustainable, growing ordinary dividends** ▪ Returning capital through **share buybacks**

1 Ratio of RWA to leverage exposure

CREDIT SUISSE General overview December 11, 2019 16

Continued momentum
Wealth
Markets
Cost
Controls

Our approach to Wealth Management – building on our understanding of our clients' needs

Prioritising compliant growth and risk management

Regionalised model aligned to client needs

Focusing on UHNW and entrepreneurs

Scaling asset base

Growing sustainability platform

Offering distinctive Asset Management capabilities

Increasing RM productivity

Compounding growth in stable and recurring revenues

Being trusted advisor across assets and liabilities

Providing institutional quality solutions and capabilities

CREDIT SUISSE
General overview
December 11, 2019
17

Continued momentum | Wealth | Markets | Cost | Controls

We are covering three-fourths of global GDP[1] with our regionalised model[2]


SUB[3]
AuM of CHF 214 bn
3% NNA growth rate[6]
APAC[5]
AuM of CHF 222 bn
7% NNA growth rate[6]
IWM[4]
AuM of CHF 365 bn
4% NNA growth rate[6]

1 Source: IMF as of October 2019 2 In compliance with applicable economic and trade sanctions laws 3 Relating to SUB PC as of 3Q19 4 Relating to IWM PB as of 3Q19 5 Relating to APAC PB within WM&C as of 3Q19
6 Based on 9M19 annualised

CREDIT SUISSE General overview December 11, 2019 18

Continued momentum
Wealth
Markets
Cost
Controls

We have a strong track record of consistent NNA growth since 2015 …

Group Net New Assets
in CHF bn


27
38
57
72
193
2016
2017
2018
9M19
Total
2016-9M19

Wealth Management[1] key metrics

5% NNA growth rate
annualised

75% UHNW share

1 Relating to SUB PC, IWM PB and APAC PB within WM&C

CREDIT SUISSE
General overview
December 11, 2019
19

     …driving our asset base to record levels…  20  December 11, 2019  1 Relating to SUB PC, IWM PB and APAC PB within WM&C  Group Assets under Managementin CHF trn  +196 bn      Continued momentum  Markets  Wealth  Cost  Controls    7% CAGR9M15-9M19  Wealth Management1AuM

   …with increasing RM productivity…  21  December 11, 2019  AuM per RMin CHF mn  +36%      Continued momentum  Markets  Wealth  Cost  Controls  # of RMs  SUB Private Clients  IWM Private Banking  APAC Private Banking1  1,510  1,280  1,190  1,170  550  610  +29%      +44%  1 APAC PB within WM&C

Continued momentum
Wealth
Markets
Cost
Controls

…and compounding growth in our more stable recurring revenue streams

SUB, IWM and APAC PB[1] net revenues[2]
in CHF mn


+1.2 bn
8,364
9,561
Transaction- & performance-based
Net interest income and recurring commissions & fees
31%
69%
28%
72%
9M15[3]
9M19
9M19 vs. 9M15
Abs. change
CAGR
+113
1%
+1,025
4%

1 APAC PB within WM&C 2 Totals include other revenues of CHF -10 mn in 9M15 and CHF 49 mn in 9M19. Excludes impact of CHF 327 mn in 3Q19 related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB, IWM and APAC PB within WM&C 3 Excludes Swisscard net revenues of CHF 148 mn in 1H15

CREDIT SUISSE General overview December 11, 2019 22

Continued momentum
Wealth
Markets
Cost
Controls

We are providing institutional quality solutions to our clients…

Continued strong client demand…

~60 transactions executed in 4Q19[1]

…with deep transaction pipeline

Strong pipeline of ~80 deals[1]

Across products…

FX
M&A
Real Asset Lending
IPO
ESG
Structured Products
Securitization
Total Return Swaps
Hedging
Financing

…and geographies

SUB	IWM	APAC
	>8 countries	>10 countries

Typical deal RoRC† 30+%

† RoRC is a non-GAAP financial measures, see Appendix
1 Relating to SUB PC, IWM PB and APAC WM&C

CREDIT SUISSE
General overview
December 11, 2019
23

   We are providing institutional quality solutions to our clients…  24  December 11, 2019  + 2.1 pp.  1 Source: McKinsey private banking survey 2017. AuM represents UHNWI, HNWI and entry-HNWI. Reflects the share of structured products and retail products as percent of AuM across IWM and SUB. 2018 and 3Q19 represent CS internal view leveraging McKinsey methodology  Continued momentum  Markets  Wealth  Cost  Controls  Structured Products penetration of Private Banking clients1in % of AuM

   …and addressing the growing demand for sustainable investment opportunities  25  December 11, 2019  Continued momentum  Markets  Wealth  Cost  Controls  As per carousel session “An effective approach: 3 case studies - Impact Advisory & Finance”

   We can capture significant additional growth opportunities  26  December 11, 2019  As per 2Q19 results  Continued momentum  Markets  Wealth  Cost  Controls

   We take a conservative approach to growth and manage our risks with prudence  27  December 11, 2019  Continued momentum  Markets  Wealth  Cost  Controls  As per carousel session “Facilitating growth through an effective and efficient operating model”    Experienced <10 bps avg. annual loss rate through the cycle across all lending portfolios2>95% investment grade and regionally diversified credit exposure3Loan portfolio ~95% on a secured basis  Wealth Management1 loan portfolio characteristics  1 Relating to Private Banking loan book 2 From 2008 to 2018 3 Transaction rating as per Credit Suisse internal rating system

   You will be able to meet and interact with the teams implementing our strategy   28  December 11, 2019  As per carousel session “Driving revenue growth in Wealth Management”  Continued momentum  Markets  Wealth  Cost  Controls  IWM  IWM  APAC  APAC  SUB  SUB

We are continuing to drive profitable, compliant growth

Market concerns	Strategic focus	Our approach
Maintaining momentum in a challenging market environment	Growing revenues in Wealth Management	▪ Leveraging **regionalised model** and **client proximity** to scale asset base ▪ Compounding growth of **recurring revenues**
	Increasing profitability in our Markets businesses	▪ Leveraging our **right-sized platform** with strong capabilities ▪ Continuing to **strengthen collaboration with Wealth Management**
	Maintaining cost discipline	▪ Creating consistently positive **operating leverage** ▪ Generating continued **productivity improvements**
	Optimising operating model	▪ Continuing to invest in **Risk management** and effective **Compliance & Controls** ▪ Leveraging **technology** front-to-back
Generating capital to reward shareholders and invest in profitable growth	Swiss regulatory capital rebalancing substantially completed	▪ Achieving Swiss TBTF **risk density**[1] of 34% in 1Q20 ▪ **De-risking** completed
	Driving TBVPS higher	▪ Increasing **return on tangible equity**
	Distributing capital to shareholders	▪ Distributing **sustainable, growing ordinary dividends** ▪ Returning capital through **share buybacks**

1 Ratio of RWA to leverage exposure

CREDIT SUISSE General overview December 11, 2019 29

     Our approach to our Markets businesses  30  December 11, 2019  Increasingconnectivity to Wealth Management  Equities is keyto Wealth Management  Drivingrevenue growth  Completedright-sizingand de-risking  Leveraging capabilitiesglobally  Achieving Cost of Capital  Continued momentum  Markets  Wealth  Cost  Controls

We have right-sized and de-risked Global Markets…

Wealth
Continued momentum
Markets
Cost
Controls

Global Markets key metrics

Risk-weighted assets
in USD bn


-46%
110
60
3Q15[1]
2018

Leverage exposure
in USD bn


-43%
439
249
3Q15[1]
2018

Value-at-Risk
trading book average one-day, 98% risk mgmt. VaR in CHF mn


-52%
46
22
3Q15
2018

Adjusted operating expenses
in USD bn


-1.3 bn
6.0
4.7
2015
2018

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Figures for 3Q15 present financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015; on the basis of our current structure, the 3Q15 RWA and leverage exposure amounts for Global Markets are USD 63 bn and USD 313 bn, respectively

CREDIT SUISSE
General overview
December 11, 2019
31

   …delivered significant revenue growth and continuedcost discipline in 9M19…  32  December 11, 2019  Global Markets net revenuesin USD mn  +7%      Global Markets operating expensesin USD mn  -6%      Continued momentum  Markets  Wealth  Cost  Controls

Continued momentum | Wealth | Markets | Cost Controls

…with strong relative performance this year…

Global Markets Fixed Income Sales & Trading

net revenues in USD terms, 9M19 YoY


+20%
-2%
CREDIT SUISSE[1]
Peers[2]

- 3Q19 best Investment Grade trading quarter since 1Q14
- Top-2 Global Leveraged Finance capital markets franchise in 9M19[4]
- Record revenues in #1 ranked Asset Finance franchise[5]

Global Markets Equity Sales & Trading

net revenues in USD terms, 9M19 YoY


+6%
-11%
CREDIT SUISSE[1]
Peers[2,3]

- Best Equity Derivatives 3Q revenues since 2015
- #4 U.S. Cash Equities[6]
- Improved Prime Services Return on Assets for 9M19 YoY

Franchise industry awards
selected accolades

The Banker Investment Banking Awards 2019	The Banker Investment Banking Awards 2019	GlobalCapital Bond Awards 2019	GlobalCapital	GlobalCapital
Most Innovative Bank for Leveraged Finance[7]	Most Innovative Bank for Securitization[7]	Structured Products House of the Year[8]	Credit Derivatives House of the Year[8]	Clearing Bank of the Year[8]
4th consecutive year and 5th time in the past six years	*4th consecutive year and 5th time in the past six years*		*3rd consecutive year*	

1 Relating to Global Markets only. Global Fixed Income Sales and Trading net revenues (across GM and APAC Markets) increased 16% in 9M19 YoY; Global Equity Sales and Trading net revenues (across GM and APAC Markets) decreased 1% YoY 2 Source: Company public disclosures. Includes Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Morgan Stanley and UBS. Relating to Global Sales & Trading revenues in USD terms 3 Does not include Deutsche Bank who exited Equity Sales & Trading as part of its strategic transformation as announced on July 7, 2019 4 Source: Dealogic as of September 30, 2019; Relating to SoW rank for Americas and EMEA HY Bonds and Institutional Loans 5 Source: Thomson Reuters as of September 30, 2019 6 Source: Third party competitive analysis as of 3Q19 7 Source: The Banker as of October 4, 2019 8 Source: Global Capital as of September 26, 2019

CREDIT SUISSE General overview December 11, 2019 33

   …leading to significant profit growth and increasing returns on capital  34  December 11, 2019  Global Markets pre-tax incomein USD mn  2.5x  Global Markets return on RWA1  14%  6%  Global Markets return on leverage exposure2  9%  4%  1 Return on RWA is a non-GAAP financial measure and calculated using income after tax applying an assumed tax rate of 30% and 10% of average RWA based on USD 2 Return on leverage exposure is a non-GAAP financial measure and calculated using income after tax applying an assumed tax rate of 30% and 3.5% of average leverage exposure based on USD   Continued momentum  Markets  Wealth  Cost  Controls

Continued momentum
Wealth
Markets
Cost
Controls

Our ITS platform is making strong progress in delivering institutional quality solutions to our Wealth Management clients

Revenues associated with key ITS transactions for IWM Private Banking clients in CHF terms


+ ~95%
+ ~15%
4Q17
2018
quarterly average
9M19
quarterly average

CREDIT SUISSE
General overview
December 11, 2019
35

   We are uniquely positioned to leverage our Markets activities across our Wealth Management businesses  36  December 11, 2019  As per carousel session “Increasing profitability across our Markets activities”  Continued momentum  Markets  Wealth  Cost  Controls

Continued momentum | Wealth | Markets | Cost | Controls

Advisory and Underwriting is core to our strategy

- We have **delivered 3 years of strong results** since the announcement of our strategy in 2015 and we maintain leading market positions in ECM and Leveraged Finance
- Our **integrated approach to Wealth Management and Investment Banking** has proven successful: #1 ranked in APAC[1] and Switzerland in 2019[2]
- **New management** under the leadership of David Miller
- We will **continue to invest** in our IBCM franchise across the US and EMEA
- We are implementing a number of **M&A focused strategic initiatives** expected to drive incremental revenues for 2020-2022 and our pipeline of announced deals has been improving strongly in 4Q19
- **Expecting pre-tax loss for 2019** including early restructuring measures

1 Source: Dealogic for the period ending September 30, 2019. Relating to APAC ex-Japan and excluding China onshore. Includes USD, EUR and JPY currencies in DCM and Loans and excludes A shares in ECM
2 Source: Dealogic as of September 30, 2019

Credit Suisse General overview December 11, 2019 37

We are continuing to drive profitable, compliant growth

Market concerns	Strategic focus	Our approach
Maintaining momentum in a challenging market environment	Growing revenues in Wealth Management	▪ Leveraging **regionalised model** and **client proximity** to scale asset base ▪ Compounding growth of **recurring revenues** ✓
	Increasing profitability in our Markets businesses	▪ Leveraging our **right-sized platform** with strong capabilities ▪ Continuing to **strengthen collaboration with Wealth Management** ✓
	Maintaining cost discipline	▪ Creating consistently positive **operating leverage** ▪ Generating continued **productivity improvements**
	Optimising operating model	▪ Continuing to invest in **Risk management** and effective **Compliance & Controls** ▪ Leveraging **technology** front-to-back
Generating capital to reward shareholders and invest in profitable growth	Swiss regulatory capital rebalancing substantially completed	▪ Achieving Swiss TBTF **risk density**[1] of 34% in 1Q20 ▪ **De-risking** completed
	Driving TBVPS higher	▪ Increasing **return on tangible equity**
	Distributing capital to shareholders	▪ Distributing **sustainable, growing ordinary dividends** ▪ Returning capital through **share buybacks**

1 Ratio of RWA to leverage exposure

CREDIT SUISSE

General overview

December 11, 2019

38

We have achieved positive operating leverage for 12 consecutive quarters

Continued momentum
Wealth
Markets
Cost
Controls

Group YoY performance
in CHF terms


Restructuring period
Net revenues increase
Operating expenses decrease
Positive operating leverage
4Q16
+23%
-31%
1Q17
+19%
-3%
2Q17
+2%
-8%
3Q17
-8%
-11%
4Q17
+0.2%
-32%
1Q18
2%
-6%
2Q18
7%
-2%
3Q18
-2%
-9%
4Q18
-7%
-17%
1Q19
-4%
-6%
2Q19
-0.3%
-5%
3Q19
2%[1]
-1%

1 Excludes impact of CHF 327 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB, IWM and APAC

CREDIT SUISSE
General overview
December 11, 2019
39

   We are working hard to be both more effective and more efficient…  40  December 11, 2019  As per carousel session “Facilitating growth through an effective and efficient operating model”  Continued momentum  Markets  Wealth  Cost  Controls

   …and are increasingly leveraging technology   41  December 11, 2019  As per carousel session “Facilitating growth through an effective and efficient operating model”  Continued momentum  Markets  Wealth  Cost  Controls

   Continuing to invest in our control functions is key to our success as we grow our businesses  42  December 11, 2019  As per carousel session “Facilitating growth through an effective and efficient operating model”  Compliance  Risk Management  Continued momentum  Markets  Wealth  Cost  Controls

 Resilient business model - delivering profitable, compliant growth  2  Continued momentum in 2019  1  Agenda  43          December 11, 2019  Capital   3

As we have substantially rebalanced our Swiss regulatory capital metrics, we should benefit from more headroom

Market concerns	Strategic focus	Our approach
Maintaining momentum in a challenging market environment	Growing revenues in Wealth Management	▪ Leveraging **regionalised model** and **client proximity** to scale asset base ▪ Compounding growth of **recurring revenues** ✓
	Increasing profitability in our Markets businesses	▪ Leveraging our **right-sized platform** with strong capabilities ▪ Continuing to **strengthen collaboration with Wealth Management** ✓
	Maintaining cost discipline	▪ Creating consistently positive **operating leverage** ▪ Generating continued **productivity improvements** ✓
	Optimising operating model	▪ Continuing to invest in **Risk mgmt** and effective **Compliance & Controls** ▪ Leveraging **technology** front-to-back ✓
Generating capital to reward shareholders and invest in profitable growth	Swiss regulatory capital rebalancing substantially completed	▪ Achieving Swiss TBTF **risk density**[1] of 34% in 1Q20 ▪ **De-risking** completed
	Driving TBVPS higher	▪ Increasing **return on tangible equity**
	Distributing capital to shareholders	▪ Distributing **sustainable, growing ordinary dividends** ▪ Returning capital through **share buybacks**

1 Ratio of RWA to leverage exposure

CREDIT SUISSE

General overview

December 11, 2019

44

   We have significantly more capital…  45  December 11, 2019    CET1 capitalin CHF bn            +1.8 bn  Capital  RoTE  Capital  Distribution

   …and lower absolute risk  46  December 11, 2019  Group Value-at-Risktrading book avg. one-day, 98% risk management VaRin CHF mn  -45%  Group Level 3 assetsin CHF bn  -51%  Global Markets Leverage exposurein USD bn  -43%  Capital  RoTE  Capital  Distribution  1 Presents financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015; on the basis of our current structure, 9M15 leverage exposure for Global Markets is USD 313 bn    1

   The SRU allowed us to de-risk and mitigate significant RWA inflation  47  December 11, 2019  SRU risk-weighted assetsin USD bn  Capital  RoTE  Capital  Distribution  -57 bn  75  We made a strategic decision to right-size and de-risk our business in 2015We established the SRU, containinglegacy non-core businesses and portfoliosWe completed the wind-down of legacy assets in 2018This significant RWA reduction has substantially absorbed the Group’s methodology related RWA inflation

   We absorbed CHF 64 bn of methodology relatedRWA inflation since 2014…  48  December 11, 2019  Risk-weighted assetsin CHF bn  1 Includes RWA increase from both internal and external model and parameter updates as well as methodology and policy changes 2 Related to SUB  2  Capital  RoTE  Capital  Distribution  1

   …which impacted our published regulatory CET1 ratio during the last two years  49  December 11, 2019  CET1 ratio  -40 bps  RWA in CHF bn  302  290  268  272  285  284              Capital  RoTE  Capital  Distribution

   After several years of significant RWA inflation, we have substantially rebalanced our Swiss regulatory capital metrics…  50  December 11, 2019  1 Ratio of RWA to leverage exposure 2 Reflects the 35% risk density basis used to calibrate the Swiss TBTF2 framework currently in place 3 Includes expected RWA inflation of ~CHF 12-13 bn for SA-CCR/IMM, Equity Investments in Funds, Central Counterparties and other non-Basel III methodology changes  Capital  RoTE  Capital  Distribution  Swiss TBTF framework235%  Credit Suisse risk density1  3              34%

Capital
Capital
RoTE
Distribution

…and RWA inflation is expected to be minimal over the next three years after 1Q20

Expected RWA increase from Basel III reforms & other methodology changes[1]
in CHF bn


~12-13
not significant
2020 Estimate[1]
2021 Estimate[1]
2022 Estimate[1]

- Post Basel III reforms, no significant RWA inflation expected over the next three years
- We expect FRTB to be aligned with EU implementation

1 Includes external and internal model and parameter updates
2 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ

CREDIT SUISSE
General overview
December 11, 2019
51

     Our headroom to distribute capital and invest in our businesses is expected to increase after 1Q20  52  December 11, 2019  1 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ  Capital  RoTE  Capital  Distribution  As per 2018 Investor Day  20191        20201      

Capital
Capital
RoTE
Distribution

We expect to deliver ~175 bps of RoTE uplift in 2020...

RoTE‡ development
based on CHF


~ +175 bps
7.9%
>8%
>55 bps
~40 bps
~30 bps
~30 bps
~20 bps
~10%
2019 Consensus1
2019 Estimate 2
Reduced Corporate Center loss 3
NII benefit & funding savings3
Productivity & cost savings3
Known management actions 3
Lower tax rate3
2020 Ambition2

Note: Illustrative path. ‡ RoTE is a non-GAAP financial measure, see Appendix
1 Based on Consensus Summary published by Credit Suisse Group on October 18, 2019 and available on the Credit Suisse website. Consensus data is used solely for illustrative purposes. Actual results may differ significantly
2 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ
3 Includes impact from higher average tangible shareholders' equity

CREDIT SUISSE General overview December 11, 2019 53

Capital
Capital
RoTE
Distribution

…with additional potential upside and measures to protect our RoTE in challenging markets

RoTE‡ development
based on CHF


~10%
2020
Ambition[1]

Constructive market environment	Revenue growth	〉	~11%
Challenging market environment	Additional cost measures of up to 40 bps	〉	10%

Note: Illustrative path. ‡ RoTE is a non-GAAP financial measure, see Appendix
1 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ

CREDIT SUISSE General overview December 11, 2019 54

   We expect to continue operating profitably and return capital to shareholders in 2020  55  December 11, 2019  Share buyback programup to CHF 1.5 bn approved withat least CHF 1.0 bn expected in 20201  Sustainable ordinary dividendexpected to increase by at least 5% p.a.  ‡ RoTE is a non-GAAP financial measure, see Appendix1 Subject to market and economic conditions  Capital  RoTE  Capital  Distribution  10% RoTE‡  Expect to distribute at least 50% of net income to shareholders

   Consistent growth and continued disciplined execution is expected to drive an RoTE of 12%+ in the medium term  56  December 11, 2019  RoTE‡12%+medium term ambition      Consistent growth in AuM  Compounding NII and recurring revenues in Wealth Management  Increasing profitability in our Markets businesses and IBCM  Continued cost discipline and productivity improvements  Reduced capital need for regulatory inflation  ‡ RoTE is a non-GAAP financial measures, see Appendix  Increasing capital allocation to our higher-return, higher-growth businesses

   57  December 11, 2019  Programme of the day    Q&A & wrap-up  Webcast  3:45 pm  Investor Day 2019  Lunch break  12:00 pm  60 min  Coffee break  3:30 pm  15 min  General overview  Webcast  8:30 am  Thiam  40 min  Coffee break  10:30 am  15 min  Key financials  Webcast  9:10 am  20 min  Mathers  Growth in Wealth Management  Webcast  9:30 am  Gottstein, Wehle, Sitohang  30 min  Break-out sessions (rounds 2 & 3)  1:00 pm  75 min each  Wehle, Sitohang, Gottstein  Driving revenue growth in Wealth Management    Chin, Miller  Increasing profitability across our Markets activities    Warner, Hudson, Walker   Facilitating growth through an effective and efficient operating model    10:45 am  75 min  Delivering profitable growth in a low interest rate environmentBreak-out sessions (round 1)  An effective approach: 3 case studies  Webcast  10:00 am  Varvel, Drew, Low/Hung  30 min

 Appendix  58  December 11, 2019

   In 2018, we faced a number of market concerns  59  December 11, 2019  As per 2018 Investor Day

Adjusted results are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/2)

Group in CHF mn	9M19	9M18	9M17	9M16	2018	2015
Total operating expenses reported	**12,610**	**13,156**	**13,892**	**15,028**	**17,303**	**25,895**
Goodwill impairment	-	-	-	-	-	-3,797
Restructuring expenses	-	-490	-318	-491	-626	-355
Major litigation provisions	-63	-162	-238	-306	-244	-820
Expenses related to real estate disposals	-51	-	-	-	-51	-
Expenses related to business sales	-	-3	-	-	-	-
Debit valuation adjustments (DVA)	-21	14	-63	46	45	-33
Total operating cost base adjusted	**12,475**	**12,515**	**13,273**	**14,277**	**16,427**	**20,890**
FX adjustment	-42	-	27	-68	-	-135
Total operating cost base adjusted at constant 2018 FX	**12,433**	**12,515**	**13,300**	**14,209**	**16,427**	**20,755**

CREDIT SUISSE
General overview
December 11, 2019
60

Adjusted results are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/2)

	SUB in CHF mn						GM in USD mn	
	9M19	9M18	2018	2017	2016	2015[1]	2018	2015
Net revenues reported	**4,272**	**4,191**	**5,564**	**5,396**	**5,759**	**5,573**	**5,115**	**7,124**
Real estate gains	-117	-15	-21	-	-366	-95	-	-
Gains (-)/losses on business sales	-	-37	-37	-	-	-23	-	-
Net revenues adjusted	**4,155**	**4,139**	**5,506**	**5,396**	**5,393**	**5,455**	**5,115**	**7,124**
Provision for credit losses	**67**	**100**	**126**	**75**	**79**	**138**	**24**	**11**
Total operating expenses reported	**2,394**	**2,464**	**3,313**	**3,556**	**3,655**	**3,785**	**4,922**	**9,004**
Goodwill impairment	-	-	-	-	-	-	-	-2,690
Restructuring expenses	-	-80	-101	-59	-60	-42	-246	-97
Major litigation provisions	-3	-2	-37	-49	-19	-25	-10	-240
Expenses related to real estate disposals	-10	-	-	-	-	-	-	-
Total operating expenses adjusted	**2,381**	**2,382**	**3,175**	**3,448**	**3,576**	**3,718**	**4,666**	**5,977**
Pre-tax income/loss (-) reported	**1,811**	**1,627**	**2,125**	**1,765**	**2,025**	**1,650**	**169**	**-1,891**
Total adjustments	-104	30	80	108	-287	-51	256	3,027
Pre-tax income/loss (-) adjusted	**1,707**	**1,657**	**2,205**	**1,873**	**1,738**	**1,599**	**425**	**1,136**

1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE
General overview
December 11, 2019
61

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of this Investor Day 2019 presentation
- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 capital, CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation for periods prior to 2019 are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business

Specific notes

* Following the successful completion of our restructuring program in 2018, we updated our calculation approach for adjusted operating cost base at constant FX rates. Beginning in 1Q19, adjusted operating cost base at constant FX rates includes adjustments for major litigation provisions, expenses related to real estate disposals and business sales as well as for debit valuation adjustments (DVA) related volatility and FX, but not for restructuring expenses and certain accounting changes. Adjustments for FX apply unweighted 2018 currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Under the current presentation, adjusted operating cost base at constant FX rates for periods prior to 1Q19 still include adjustments for restructuring expenses and a goodwill impairment taken in 4Q15, but no longer include an adjustment for certain accounting changes. Beginning in 1Q20, adjustments for FX will apply unweighted 2019 currency exchange rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity is based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-4Q17, tangible shareholders' equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-1Q18, tangible shareholders' equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 42,540 mn as presented in our balance sheet. For end-2Q18, tangible shareholders' equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 43,470 mn as presented in our balance sheet. For end-3Q18, tangible shareholders' equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet. For end-4Q18, tangible shareholders' equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,922 mn as presented in our balance sheet. For end-1Q19, tangible shareholders' equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders' equity of CHF 43,825 mn as presented in our balance sheet. For end-2Q19, tangible shareholders' equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders' equity of CHF 43,673 mn as presented in our balance sheet. For end-3Q19, tangible shareholders' equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 45,150 mn as presented in our balance sheet. Shares outstanding were 2,550.3 mn at end-4Q17, 2,552.4 mn at end-3Q18, 2,550.6 mn at end-4Q18 and 2,473.8 mn at end-3Q19.

CREDIT SUISSE General overview December 11, 2019 62

 Notes (2/2)  63  December 11, 2019  Abbreviations  ABL = Asset Based Lending; Abs. = Absolute; Adj. = Adjusted; AFG = Asia Pacific Financing Group; AM = Asset Management; Ann. = Annualized;APAC = Asia Pacific; Approx. = Approximately; ARC = Asset Risk Consultants; ARU = Asset Resolution Unit; ATS = APAC Trading Solutions; AuM = Assets under Management; Avg.= Average; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BfE = Bank for Entrepreneurs; BHC = Bank Holding Company; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CC = Corporate Center; CCO = Chief Compliance Officer; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1;CH = Switzerland; C/I = Cost/Income; C&IC = Corporate and Institutional Clients; CIC = Corporate & Institutional Clients; CLO = Collateralized Loan Obligation; CRO = Chief Risk Officer; CSAM = Credit Suisse Asset Management; DCM = Debt Capital Markets; DevOps = Development-to-Operations; DPS = Dividend Per Share; E = Estimate; EAM = External Asset Manager; ECA = Export Credit Agency; ECM = Equity Capital Markets; E&E = Entrepreneurs & Executives;EMEA = Europe, Middle East & Africa; ESG = Environmental Social and Governance; Est. = Estimate; EU = European Union; Excl. = Exclude; FID = Fixed Income Department; FI&WM = Fixed Income Wealth Management; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; FY = Full Year; GC = General Counsel; GCP = Global Credit Products; GM = Global Markets; GMV = Gross Market Value; GYB = Global Yield Balanced; HLG = High Level Group; HR = Human Resources; HY = High Yield; IAF = Impact Advisory & Finance; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; IBOR = Interbank Offer Rate; IFC = International Finance Corporation; IG = Investment Grade; ILS = Insurance-Linked Strategies; IMM = Internal Model Method;incl. = including; IPO = Initial Public Offering; IRB = Internal Ratings-Based Approach; IT = Information Technology; ITS = International Trading Solutions;IWM = International Wealth Management; LDI = Liability-driven investments; Lev Fin = Leveraged Finance; LTD = Long-term debt; LTM = Last Twelve Months; LTV = Loan to Value; M&A = Mergers & Acquisitions; MREL = Minimum Requirement for own funds and Eligible Liabilities; NIG = Non investment grade;NNA = Net new assets; NRI = Non-resident Indians; Op Risk = Operational Risk; OTC = Over the Counter; p.a. = per annum; PB = Private Banking;PB&WM = Private Banking & Wealth Management; PC = Private Clients; PD = probability of default; p.p. = percentage points; PTI = Pre-tax income;QIS = Quantitative Investment Strategies; QoQ = Quarter over Quarter; QT = Quantitative Trading; RBL = Reserve Based Lending; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE= Return on Tangible Equity; RSA = Revenue Sharing Agreement; RWA = Risk-weighted assets;SA-CCR = Standardized Approach to Counterparty Credit Risk; SBL = Share Backed Lending; SCP = Strategic Client Partner; SEA = South East Asia;SME = Small and Medium-Sized Enterprises; SNB = Swiss National Bank; SoW = Share of Wallet; SP = Securitized Products; STBs = Sustainable Transition Bonds; SUB = Swiss Universal Bank; TBVPS = Tangible book value per share; TLAC = Total Loss-Absorbing Capacity; TLOF = Total Liabilities and Own Funds; TMT = Technology, Media and Telecommunications; (U)HNW(I) = (Ultra) High Net Worth (Individuals); U/W = Underwriting; US GAAP = United States Generally Accepted Accounting Principles; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 December 11, 2019  64

 Credit Suisse Investor Day 2019Key Financials  David Mathers, Chief Financial OfficerDecember 11, 2019

 Disclaimer  2  December 11, 2019  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 11, 2019 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Cautionary statements relating to interim financial informationThis presentation contains certain unaudited interim financial information for the fourth quarter of 2019. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2019 or the full year 2019 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the full year 2019. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2019 and full year results will be included in our 4Q19 Earnings Release and our 2019 Annual Report. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results as well as return on regulatory capital, return on tangible equity and tangible book value per share (which are based on tangible shareholders’ equity). Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity (also known as tangible book value), a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA. References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesThis presentation contains certain material prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. Certain information has been derived from internal management accounts.

 Update on Financials  3  December 11, 2019  Capital ratios & distribution  Review of progress during 2019  2  1  Financial ambitions in 2020 and beyond  3

 Strong improvement of RoTE in a challengingrevenue environment  4  December 11, 2019      Return on tangibleequity‡based on CHF    ‡ RoTE is a non-GAAP financial measure, see Appendix1 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ    RoTE‡>8%FY 2019 Estimate1  1Q19  1Q18  2Q19  2Q18  3Q19  3Q18

 Continued disciplined use of resources  5  December 11, 2019  Adjusted operating cost base at constant FX rates* in CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * Adjusted operating cost base at constant 2018 FX rates; see Appendix          15.0  13.9  13.2  12.6  Adjusted operatingcost base  Adjustmentsincl. FX*  Reported

 Net income generation driving growth in TBVPS;returning capital to shareholders in line with guidance  6  December 11, 2019  ‡ Tangible book value per share is a non-GAAP financial measure, see Appendix 1 As of November 29, 2019  Tangible book value per share (TBVPS)‡in CHF  Year-to-date returned CHF 1.6 bn of capital to shareholdersCHF 695 mn of ordinary dividend paid in 2019, in line with expectation to grow dividend by at least 5% p.a.Year-to-date repurchased CHF 895 mn of shares1; on track to meet CHF 1 bn of targeted share buybacks for 2019  +10%

Fourth quarter outlook

- At our third quarter results on October 30, 2019, we said we expected to see the usual seasonal slowdown as a result of the holiday season in many parts of the world, as well as headwinds from the ongoing challenging geopolitical environment. So far in 4Q19, our business performance has improved against 4Q18
- Examining the reported pre-tax income trends of our businesses in more detail for the fourth quarter to date:
  - In SUB, we are seeing ongoing pressures from the negative interest rate environment, which we expect to substantially mitigate in 2020. In the meantime, we have identified opportunities to offset these pressures through real estate sales, at least one of which we expect to close in the fourth quarter
  - We are seeing a stable performance in IWM
  - APAC and GM are showing significantly better performances compared to 4Q18, which was particularly challenging
  - While we expect IBCM to be loss-making for 2019, our pipeline of announced deals has been building strongly in the fourth quarter, a marked improvement year over year
- We expect to achieve a reported RoTE‡ of greater than 8% for the full year 2019

‡ RoTE is a non-GAAP financial measure, see Appendix

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ

CREDIT SUISSE Key financials December 11, 2019 7

 Update on Financials  8  December 11, 2019  Capital ratios & distribution  Review of progress during 2019  2  1  Financial ambitions in 2020 and beyond  3

We expect to increase our RoTE by ~175 bps in 2020; additional upside in a supportive environment

RoTE‡ development
based on CHF


7.9%
>8%
>55 bps
~40 bps
~30 bps
~30 bps
~20 bps
~10%
2019 Consensus[1]
2019 Estimate[2]
Reduced Corp. Ctr. loss[3]
NII benefit & funding savings[3]
Productivity & cost savings[3]
Known management actions[3]
Lower tax rate[3]
2020 Ambition[2]


Constructive market environment
Revenue growth
~11%
Challenging market environment
Additional cost measures of up to 40 bps
10%

Note: Illustrative path. ‡ RoTE is a non-GAAP financial measure, see Appendix
1 Based on Consensus Summary published by Credit Suisse Group on October 18, 2019 and available on the Credit Suisse website. Consensus data is used solely for illustrative purposes. Actual results may differ significantly
2 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ
3 Includes impact from higher average tangible shareholders' equity

CREDIT SUISSE
Key financials
December 11, 2019
9

Corporate Center expected to benefit from substantial reduction in losses due to structured notes volatility

Pre-tax loss from Corporate Center excluding structured notes volatility in CHF mn


173
97
270
~ 150
~ 75-100
~ 225-250
9M19 quarterly average
Estimated pre-tax loss per quarter in FY 2020[1]
Corporate Center excl. ARU and structured notes volatility
ARU

Pre-tax loss/gain from structured notes volatility
in CHF mn


-474
~ -120
Equivalent to **>55 bps** of RoTE improvement[2]
9M19
Illustrative equivalent in FY 2020[1]

- Continue to expect the Corporate Center loss at ~CHF 250 mn per quarter in 2020, including the drag from the ARU, but excluding any structured notes volatility
- Structured notes volatility expected to be substantially lower in 2020 as compared to 2019; hedge in place at an expected ~70-80% effectiveness level

1 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ
2 Includes impact from higher average tangible shareholders' equity

CREDIT SUISSE Key financials December 11, 2019 10

Expect ~CHF 250 mn of incremental net interest income and funding savings in 2020 vs. 2019

Illustrative benefit from net interest income and lower funding costs in 2020 in CHF mn



Equivalent to ~40 bps of RoTE improvement[2]
~200
~50
~250
Change in Op Risk RWA calibration & forward curve benefit
SNB exemption threshold
2020 incremental upside vs. 2019

- In October 2019 we started calculating Operational Risk RWA in US dollars rather than Swiss francs[1]
  - Alignment of capital hedging strategy leading to a larger amount of shareholders' equity held in US dollars, with an initial credit in 4Q19
  - Expect additional net interest income of ~CHF 200 mn in 2020, including benefits from the forward curve
- Due to the increased exemption threshold for negative interest rates by the SNB as of November 1, 2019, we foresee a benefit of ~CHF 50 mn
- Expect costs for additional TLAC and AT1 capital instruments issuances to be largely offset by anticipated funding cost savings

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ
1 As communicated on October 2, 2019 2 Includes impact from higher average tangible shareholders' equity

CREDIT SUISSE Key financials December 11, 2019 11

Operating cost base will depend on market conditions with higher investments in a constructive environment

Illustrative development of 2020 adjusted operating cost base*
in CHF bn


~16.4
Equivalent to ~30 bps of RoTE improvement[2]
2020E Adj. operating cost base at 2019 FX rates[1] (normal environment)
Constructive market environment
Revenue growth
~16.9
Challenging market environment
Additional cost measures of up to 40 bps of RoTE[2]
~16.1

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * Adjusted operating cost base at constant 2019 FX rates; see Appendix
1 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ
2 Includes impact from higher average tangible shareholders' equity

CREDIT SUISSE Key financials December 11, 2019 12

Historic momentum in asset gathering expected to continue, driving recurring revenue growth in 2020

Historic

AuM[1] in CHF trn



CAGR:
~6.5%
1.1
1.5
3Q15
3Q19

Recurring margin[2] in bps



29
3Q19 LTM

Illustrative assumptions for 2020[3]

Avg. AuM base increase: + ~CHF 75 bn
(Assumes ~4% AuM growth p.a.[4])

Recurring margin: ~29 bps

Illustrative development in 2020:

- Expected recurring revenue increase of ~CHF 215 mn[3]
- Expected incremental pre-tax income: ~CHF 180 mn[3,5]
- **Expected incremental RoTE‡ increase: ~30 bps**[3,6]

‡ RoTE is a non-GAAP financial measure, see Appendix
1 Total Group AuM (excluding SRU for 3Q15) 2 Reflects recurring commissions and fees in SUB, IWM and APAC PB within WM&C over average Group AuM (excluding SRU for 4Q18)
3 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ
4 Assumes no growth from market movements or FX 5 Assumes 15% marginal costs 6 Includes impact from higher average tangible shareholders' equity

CREDIT SUISSE Key financials December 11, 2019 13

 Update on Financials  14  December 11, 2019  Capital ratios & distribution  Review of progress during 2019  2  1  Financial ambitions in 2020 and beyond  3

 Our capital ratio reflects accelerated RWA inflationunder Swiss regulations  15  December 11, 2019  Cumulative methodology related RWA increasesince end-20141in CHF bn  1 Includes RWA increase from both internal and external model and parameter updates as well as methodology and policy changes

As a Swiss bank we are operating under an early adoption capital regime vs. our non-Swiss peers

Selected regulatory initiatives impacting RWA and/or leverage		Switzerland	EU	US
Basel III reforms	SA-CCR	**2020**	Mid-2021[1] (with delayed potential impact pursuant to capital floor phase-in for IMM approach)	2022 (extended from 2020)
	FRTB	**Expected to be delayed**	2023/24[1,2] (likely delay from 2022)	2023/24[1,3] (likely to be aligned to EU)
Mortgage multipliers		✓	✓ (national discretion)	✓ (lower of ratios under advanced vs. standardized approach)[4]
"Model moratorium" on RWA reduction		✓	✗	
OpRisk RWA as % of RWA[5]		**27%**	16%	29%
Gone concern capital ratio requirements for RWA		**14.3%**[6]	4.5-17.5%[7]	7.5-9.5%[7]

1 Credit Suisse estimate 2 Assumes multi-year linear phase-in of the revised Credit, FRTB and Operational risk impacts similar to capital floors 3 Assumes alignment with EU implementation date 4 Based on Collins Amendment to the Dodd-Frank Act 5 Source: Company public disclosures. Includes Bank of America, BNP Paribas, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Morgan Stanley, Société Générale and UBS. Relating to average converted to USD 6 Does not include any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital 7 Credit Suisse analysis: EU estimate based on 8% TLOF MREL requirement. US estimate based on final FED (LTD/BHC) rules published on December 15, 2016; median of the US range for GSIBs

CREDIT SUISSE Key financials December 11, 2019 16

Timing and impact of FRTB to be agreed and finalized

Credit Suisse risk density[1]



35% Swiss TBTF framework[2]
29%
32%
33%
34%
4Q15
4Q18
3Q19
Illustrative 3Q19 incl. methodology changes[4]

Capital impact of FRTB expected to be delayed and potentially offset by other RWA changes, subject to agreements with the Swiss authorities

Peers risk density[1,3]



29%
28%
29%

1 Ratio of RWA to leverage exposure 2 Reflects the 35% risk density basis used to calibrate the Swiss TBTF2 framework currently in place 3 Risk density as per 3Q19 based on company public disclosures of RWA and leverage exposure, which may be defined differently by jurisdiction; peers include UBS, Barclays, HSBC, Deutsche Bank, BNP Paribas, Société Générale
4 Includes expected RWA inflation of ~CHF 12-13 bn for SA-CCR/IMM, Equity Investments in Funds, Central Counterparties and other non-Basel III methodology changes

CREDIT SUISSE Key financials December 11, 2019 17

After SA-CCR and other methodology changes in 2020, no significant regulatory RWA inflation expected in 2021 or 2022

Expected RWA increase from Basel III reforms & other methodology changes in CHF bn



Basel III regulatory reform impact
Non-Basel III methodology changes[1]
~8-9
~3
~1
~12-13
Equity Investments in Funds
Central Counterparties
not significant
SA-CCR/IMM
Other
Non-Basel III[1]
2020E[2]
2021E[2]
2022E[2]

1 Includes external and internal model and parameter updates
2 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ

CREDIT SUISSE
Key financials
December 11, 2019
18

Anticipated development of CET1 capital ratio during 2020


CET1 capital ratio
in %
~12.5%
~ -0.5%
SA-CCR/IMM
Equity Investments in Funds
Central Counterparties
>12.0%
~1.3%
@ ~10% RoTE‡
~ -0.65%
At least 50% payout ratio
~ -0.4 to 0.6%
>12.0%
4Q19E[1] (pre Basel III reforms)
Basel III reforms
January 2020E[1] (post Basel III reforms)
Net income generation
Capital distribution
Business growth & other[2]
4Q20E[1] (post Basel III reforms)

- Expect total RWA increase from Basel III reforms and other methodology changes of ~CHF 12-13 bn in 2020
  - ~CHF 8-9 bn from SA-CCR/IMM
  - ~CHF 3 bn from Equity Investments in Funds and Central Counterparties
  - ~CHF 1 bn from non-Basel III methodology changes
- Expect to distribute at least 50% of net income to shareholders via ordinary dividend and share buyback
  - Approved share buyback of up to CHF 1.5 bn; expect to buy back at least CHF 1.0 bn in 2020, subject to market and economic conditions
  - Ordinary dividend expected to increase by at least 5% p.a.

‡ Return on tangible equity and tangible book value per share are non-GAAP financial measures, see Appendix
1 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ
2 Includes RWA increase from non-Basel III related methodology changes and other effects such as impacts from hedging costs related to FX immunization of the CET1 capital ratio and changes in regulatory CET1 capital adjustments

Credit Suisse Key financials December 11, 2019 19

 Growing TBVPS remains a key priority  20  December 11, 2019  Tangible book valueper share‡in CHF  @ ~10% RoTE‡  Growth in TBVPS‡before capital distribution    ‡ Return on tangible equity and tangible book value per share are non-GAAP financial measures, see Appendix1 For the purpose of this analysis, tangible book value per share includes net income generated during the performance period and excludes the impact of any dividends paid, share buybacks and other items such as own credit movements, foreign exchange rate movements and pension-related impacts2 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ  ~18    1, 2

   We expect to continue operating profitably and return capital to shareholders in 2020  21  December 11, 2019  Share buyback programup to CHF 1.5 bn approved withat least CHF 1.0 bn expected in 20201  Sustainable ordinary dividendexpected to increase by at least 5% p.a.  ‡ RoTE is a non-GAAP financial measure, see Appendix1 Subject to market and economic conditions  10% RoTE‡  Expect to distribute at least 50% of net income to shareholders

 Appendix  22  December 11, 2019

 Share buyback program  23  December 11, 2019  For 2020, the Board of Directors of Credit Suisse Group AG has approved a buyback of Credit Suisse Group AG ordinary shares of up to CHF 1.5 bn. We expect to buy back at least CHF 1.0 bn in 2020 (subject to market and economic conditions)  Amount  Timing  Execution  We will publish a formal announcement and commence the share buyback program following approval by the Swiss Takeover Board  The shares will be repurchased for the purpose of capital reduction. Any such capital reduction via cancellation of repurchased shares will need to be resolved at a future annual general meeting of shareholdersThe buyback will be conducted on a second trading line on the SIX Swiss Exchange. This is driven by the need to identify the selling shareholders for Swiss withholding tax considerations. 35% withholding tax can be reclaimed by eligible Swiss investors in full and by non-Swiss investors within the framework of double taxation agreements (if applicable)  Credit Suisse Group AG will disclose any share buybacks conducted during the share buyback program on a daily basis  Regular disclosure

Adjusted results are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/2)

Group in CHF mn	9M19	9M18	9M17	9M16	2018	2015
Total operating expenses reported	**12,610**	**13,156**	**13,892**	**15,028**	**17,303**	**25,895**
Goodwill impairment	-	-	-	-	-	-3,797
Restructuring expenses	-	-490	-318	-491	-626	-355
Major litigation provisions	-63	-162	-238	-306	-244	-820
Expenses related to real estate disposals	-51	-	-	-	-51	-
Expenses related to business sales	-	-3	-	-	-	-
Debit valuation adjustments (DVA)	-21	14	-63	46	45	-33
Total operating cost base adjusted	**12,475**	**12,515**	**13,273**	**14,277**	**16,427**	**20,890**
FX adjustment	-42	-	27	-68	-	-135
Total operating cost base adjusted at constant 2018 FX	**12,433**	**12,515**	**13,300**	**14,209**	**16,427**	**20,755**

CREDIT SUISSE Key financials December 11, 2019 24

Adjusted results are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/2)

	SUB in CHF mn						**GM** in USD mn	
	9M19	9M18	2018	2017	2016	2015[1]	2018	2015
Net revenues reported	**4,272**	**4,191**	**5,564**	**5,396**	**5,759**	**5,573**	**5,115**	**7,124**
Real estate gains	-117	-15	-21	-	-366	-95	-	-
Gains (-)/losses on business sales	-	-37	-37	-	-	-23	-	-
Net revenues adjusted	**4,155**	**4,139**	**5,506**	**5,396**	**5,393**	**5,455**	**5,115**	**7,124**
Provision for credit losses	**67**	**100**	**126**	**75**	**79**	**138**	**24**	**11**
Total operating expenses reported	**2,394**	**2,464**	**3,313**	**3,556**	**3,655**	**3,785**	**4,922**	**9,004**
Goodwill impairment	-	-	-	-	-	-	-	-2,690
Restructuring expenses	-	-80	-101	-59	-60	-42	-246	-97
Major litigation provisions	-3	-2	-37	-49	-19	-25	-10	-240
Expenses related to real estate disposals	-10	-	-	-	-	-	-	-
Total operating expenses adjusted	**2,381**	**2,382**	**3,175**	**3,448**	**3,576**	**3,718**	**4,666**	**5,977**
Pre-tax income/loss (-) reported	**1,811**	**1,627**	**2,125**	**1,765**	**2,025**	**1,650**	**169**	**-1,891**
Total adjustments	-104	30	80	108	-287	-51	256	3,027
Pre-tax income/loss (-) adjusted	**1,707**	**1,657**	**2,205**	**1,873**	**1,738**	**1,599**	**425**	**1,136**

1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE Key financials December 11, 2019 25

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of this Investor Day 2019 presentation
- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 capital, CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation for periods prior to 2019 are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business

Specific notes

* Following the successful completion of our restructuring program in 2018, we updated our calculation approach for adjusted operating cost base at constant FX rates. Beginning in 1Q19, adjusted operating cost base at constant FX rates includes adjustments for major litigation provisions, expenses related to real estate disposals and business sales as well as for debit valuation adjustments (DVA) related volatility and FX, but not for restructuring expenses and certain accounting changes. Adjustments for FX apply unweighted 2018 currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Under the current presentation, adjusted operating cost base at constant FX rates for periods prior to 1Q19 still include adjustments for restructuring expenses and a goodwill impairment taken in 4Q15, but no longer include an adjustment for certain accounting changes. Beginning in 1Q20, adjustments for FX will apply unweighted 2019 currency exchange rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity is based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-4Q17, tangible shareholders' equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-1Q18, tangible shareholders' equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 42,540 mn as presented in our balance sheet. For end-2Q18, tangible shareholders' equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 43,470 mn as presented in our balance sheet. For end-3Q18, tangible shareholders' equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet. For end-4Q18, tangible shareholders' equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,922 mn as presented in our balance sheet. For end-1Q19, tangible shareholders' equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders' equity of CHF 43,825 mn as presented in our balance sheet. For end-2Q19, tangible shareholders' equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders' equity of CHF 43,673 mn as presented in our balance sheet. For end-3Q19, tangible shareholders' equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 45,150 mn as presented in our balance sheet. Shares outstanding were 2,550.3 mn at end-4Q17, 2,552.4 mn at end-3Q18, 2,550.6 mn at end-4Q18 and 2,473.8 mn at end-3Q19.

CREDIT SUISSE Key financials December 11, 2019 26

 Notes (2/2)  27  December 11, 2019  Abbreviations  ABL = Asset Based Lending; Abs. = Absolute; Adj. = Adjusted; AFG = Asia Pacific Financing Group; AM = Asset Management; Ann. = Annualized;APAC = Asia Pacific; Approx. = Approximately; ARC = Asset Risk Consultants; ARU = Asset Resolution Unit; ATS = APAC Trading Solutions; AuM = Assets under Management; Avg.= Average; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BfE = Bank for Entrepreneurs; BHC = Bank Holding Company; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CC = Corporate Center; CCO = Chief Compliance Officer; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1;CH = Switzerland; C/I = Cost/Income; C&IC = Corporate and Institutional Clients; CIC = Corporate & Institutional Clients; CLO = Collateralized Loan Obligation; CRO = Chief Risk Officer; CSAM = Credit Suisse Asset Management; DCM = Debt Capital Markets; DevOps = Development-to-Operations; DPS = Dividend Per Share; E = Estimate; EAM = External Asset Manager; ECA = Export Credit Agency; ECM = Equity Capital Markets; E&E = Entrepreneurs & Executives;EMEA = Europe, Middle East & Africa; ESG = Environmental Social and Governance; Est. = Estimate; EU = European Union; Excl. = Exclude; FID = Fixed Income Department; FI&WM = Fixed Income Wealth Management; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; FY = Full Year; GC = General Counsel; GCP = Global Credit Products; GM = Global Markets; GMV = Gross Market Value; GYB = Global Yield Balanced; HLG = High Level Group; HR = Human Resources; HY = High Yield; IAF = Impact Advisory & Finance; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; IBOR = Interbank Offer Rate; IFC = International Finance Corporation; IG = Investment Grade; ILS = Insurance-Linked Strategies; IMM = Internal Model Method;incl. = including; IPO = Initial Public Offering; IRB = Internal Ratings-Based Approach; IT = Information Technology; ITS = International Trading Solutions;IWM = International Wealth Management; LDI = Liability-driven investments; Lev Fin = Leveraged Finance; LTD = Long-term debt; LTM = Last Twelve Months; LTV = Loan to Value; M&A = Mergers & Acquisitions; MREL = Minimum Requirement for own funds and Eligible Liabilities; NIG = Non investment grade;NNA = Net new assets; NRI = Non-resident Indians; Op Risk = Operational Risk; OTC = Over the Counter; p.a. = per annum; PB = Private Banking;PB&WM = Private Banking & Wealth Management; PC = Private Clients; PD = probability of default; p.p. = percentage points; PTI = Pre-tax income;QIS = Quantitative Investment Strategies; QoQ = Quarter over Quarter; QT = Quantitative Trading; RBL = Reserve Based Lending; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE= Return on Tangible Equity; RSA = Revenue Sharing Agreement; RWA = Risk-weighted assets;SA-CCR = Standardized Approach to Counterparty Credit Risk; SBL = Share Backed Lending; SCP = Strategic Client Partner; SEA = South East Asia;SME = Small and Medium-Sized Enterprises; SNB = Swiss National Bank; SoW = Share of Wallet; SP = Securitized Products; STBs = Sustainable Transition Bonds; SUB = Swiss Universal Bank; TBVPS = Tangible book value per share; TLAC = Total Loss-Absorbing Capacity; TLOF = Total Liabilities and Own Funds; TMT = Technology, Media and Telecommunications; (U)HNW(I) = (Ultra) High Net Worth (Individuals); U/W = Underwriting; US GAAP = United States Generally Accepted Accounting Principles; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

   Credit Suisse Investor Day 2019Growth in Wealth Management  Thomas Gottstein, CEO Swiss Universal BankPhilipp Wehle, CEO International Wealth ManagementHelman Sitohang, CEO Asia PacificDecember 11, 2019

 2  December 11, 2019  Disclaimer  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 11, 2019 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Cautionary statements relating to interim financial informationThis presentation contains certain unaudited interim financial information for the fourth quarter of 2019. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2019 or the full year 2019 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the full year 2019. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2019 and full year results will be included in our 4Q19 Earnings Release and our 2019 Annual Report. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results as well as return on regulatory capital, return on tangible equity and tangible book value per share (which are based on tangible shareholders’ equity). Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on December 11, 2019. All Investor Day presentations are available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity (also known as tangible book value), a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA. References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesThis presentation contains certain material prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. Certain information has been derived from internal management accounts.

   Credit Suisse Investor Day 2019Swiss Universal Bank  Thomas Gottstein, CEO Swiss Universal BankDecember 11, 2019

SUB highlights 2019

- Continued **improvements** of financial metrics (PTI, cost/income ratio, RoRC) and **strong client business volume growth** driven by significant AuM growth in **institutional clients** (pension funds) and continued positive momentum in **private clients** (U/HNWI)
- Successful **Bank for Entrepreneurs (BfE)** implementation:
  - Solid momentum in Corporate Banking, U/HNWI and E&E clients
  - Maintained strong #1 position in our Swiss investment banking business[1]
  - Further strengthened BfE offering suite, notably in private equity and in technology
- Accelerated rollout of **new digital offerings** across private, corporate and institutional clients, driving **digital adoption rate and automation**
- Created **Direct Banking**, demonstrating strong commitment to **high-tech development** of retail and small commercial clients
- For the second year running, **won** both **Euromoney awards** (2018, 2019): Best Bank and Best Investment Bank in Switzerland

Switzerland's Best Bank

Switzerland's Best Investment Bank

Best Private Bank for Entrepreneurs

Best Investment Bank in Switzerland

Best Bank in Switzerland

1 Dealogic for the period January 1 to November 27, 2019. Ranked #1 across M&A, ECM and DCM in Switzerland

CREDIT SUISSE
Swiss Universal Bank
December 11, 2019
4

   SUB delivered a strong performance in a challenging environment…  5  December 11, 2019  Adjusted pre-tax income in CHF mn  Adjusted return on regulatory capital†  Adjusted cost/income ratio  Client business volume in CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix of the CEO and CFO Investor Day presentations † RoRC is a non-GAAP financial measure, see Appendix 1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively 2 3Q19 includes CHF 98 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB C&IC 3 Includes commercial assets and transactional accounts  1,707  1  1  1  AuM  AuC3  Net loans  807  833  870  854  948  +18%  9M  2  2  2  Swiss Universal Bank

   6  December 11, 2019  …9M19 has shown further PTI improvement…  SUBpre-tax incomein CHF bn  1  † RoRC is a non-GAAP financial measure, see Appendix 1 9M19 includes CHF 98 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB C&IC  C/I ratio  RoRC†  1.6  1.3  66%  59%  56%  14%  17%  19%  Swiss Universal Bank  1.8

   7  December 11, 2019  …and we continue to be a leading Swiss bank in terms of efficiency  Source: Company public disclosures and The Boston Consulting Group Benchmarking 2019 1 Swiss Universal Bank; excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively  Cost/income ratio 1H19Compared to domestic peer group  Cost/income ratio 2015Compared to domestic peer group  SUB1  SUB  Bank 1    Bank 1  Bank 2  Bank 3  Bank 4  Bank 5  Bank 6  Bank 7  Bank 8  Bank 1    Bank 1  Bank 2  Bank 3  Bank 4  Bank 5  Bank 6  Bank 7  Bank 8  -12pps  Swiss Universal Bank

Key themes in 2020

Revenue initiatives

- **Net interest income:** Implement targeted negative interest rates on deposits, grow lending book, increase balance sheet velocity
- **Recurring commissions & fees:** Pricing discipline, grow AuM / NNA, grow Direct Banking
- **Transaction-based revenues:** ITS collaboration, RM productivity, alternatives to cash, IB Switzerland


Revenues
Operating leverage
Risk

Driving cost discipline and positive operating leverage

- Further **drive digital adoption as well as automation** and optimize footprint over time
- Dedicated **efficiency improvement and cost ambitions** by business area
- Further pursue **structural cost reduction opportunities**

Prudent risk management

- **Private Clients:** Disciplined approach to mortgages and strict compliance framework implementation
- **Corporate and IB clients:** Robust risk management framework, optimized commodity trade finance and continued low loss ratio
- **Institutional Clients:** Focus on risk framework implementation for financial institutions and EAMs

CREDIT SUISSE Swiss Universal Bank December 11, 2019 8

Managing through negative interest rates: Illustrative UHNW RM book (~40 client groups with high CHF cash positions)

Asset allocation

2019

before re-pricing negative interest rates[1]



Other[2]
~11%
Cash CHF
~34%
Funds
~19%
~3%
Cash EUR
~32%
Equities

2020

after re-pricing negative interest rates[1]



Other[2]
~13%
Cash CHF
~21%
Cash EUR
Funds
~24%
~39%
Equities

Estimated margin uplift

+20bps

Offered solutions

- ✓ Direct investments
- ✓ Discretionary mandates
- ✓ CSAM funds / CS thematic funds
- ✓ Real estate funds
- ✓ FX business
- ✓ USD term deposits
- ✓ Alternative investments

Some expected outflows will be compensated by inflows

1 Re-pricing private clients with account balances >CHF 2 mn a rate of -75 bps and >EUR 1mn a rate of -40 bps 2 Incl. Alternative Investments, Fixed Income, Structured Products and Cash in other currencies

CREDIT SUISSE
Swiss Universal Bank
December 11, 2019
9

   10  December 11, 2019  Opportunity to drive revenue growth  Recurringcommissions & fees  Move cash into discretionary mandatesIncrease share of wallet with U/HNWI  Capitalize on positive momentum in pension fund business  Transaction-based revenues  Further strengthen collaboration with ITS (Aim to increase SP penetration >3%)Further increase sales effectiveness by leveraging digital capabilities  #1 franchise IB Switzerland, reduced fee pool in 2019, but strong pipeline for 2020 Increase FX business with SME clients     Private Clients     Corporate & Institutional Clients  AuM in CHF bn  AuM in CHF bn  Structured productpenetration1 in %  IB CH SoW3 2011 - 2019  1st  1st  1st  M&A  DCM  ECM  4.8% penetration at Credit Suisse2  1 Source: McKinsey private banking survey 2017. AuM represents UHNWI, HNWI and entry-HNWI. Reflects the share of structured products and retail products as percent of AuM.3Q18 and 3Q19 represent CS internal view leveraging McKinsey methodology 2 Across IWM and SUB 3 Dealogic for the period January 1, 2011 to November 27, 2019  206  209  214  2.2%  2.4%  2.8%  347  360  425  +22%  +4%  Swiss Universal Bank

Investment Banking Switzerland has further strengthened its market-leading position in 2019

Switzerland's Best Investment Bank

Financial Advisor of the Year - Switzerland 2019

2019 YTD SoW[1,2]

Position	Bank	Revenue	No.	SoW %
1	Credit Suisse	131.1	88	16.6
2	UBS	111.2	55	14.1
3	Goldman Sachs	68.0	18	8.6
4	Bank of America Merrill Lynch	58.1	15	7.4
5	Rothschild & Co	49.7	16	6.3
6	Citi	48.3	24	6.1
7	JPMorgan	45.0	22	5.7
8	Barclays	28.7	7	3.6
9	Deutsche Bank	22.8	20	2.9
10	Morgan Stanley	19.1	8	2.4
	Total	**789.3**	**262**	**100.0**

Total share of wallet and size of wallet in Switzerland[2]

In USD mn



CS rank
#1
#1
#1
13.7%
14.6%
16.6%
932
829
789
2017
2018
2019YTD

Notable transactions in 2019

Client	Size	Transaction	Role	Date
Nestlé	USD 10,112m	Sale of Nestlé Skin Health to EQT/ADIA	Financial Advisor	October 2019
SIX	USD 2,855m	Public tender offer to acquire BME X	Financial advisor and Sole Bridge Financing Provider	Pending
Zurich	USD 2,144m	Acquisition of Australian life insurance business from ANZ	Exclusive Financial Advisor	June 2019
swisspro	Undisclosed terms	Sale of swisspro Group AG to BKW	Financial Advisor	October 2019
Stadler	CHF 1,530m	IPO	Joint Global Coordinator	April 2019
Barry Callebaut	CHF 1,053m	ABB + Private Placement	Sole Bookrunner and Financial Advisor	November 2019
softwareONE	CHF 752m	IPO	Joint Global Coordinator	October 2019
Medacta International	CHF 589m	IPO	Joint Global Coordinator	April 2019
Geneva	CHF 660m green bonds	CHF 285,000,000 0.125% Bonds due 2023; CHF 200,000,000 0.300% Bonds due 2039; CHF 175,000,000 0.000% Bonds due 2028	Joint Bookrunner	October 2019
Swiss Life	CHF 600m green bonds	CHF 200,000,000 FRN, Bonds due 2021; CHF 250,000,000 0.000% Bonds due 2025; CHF 150,000,000 0.350%, Bonds due 2029	Joint Bookrunner	November 2019
Kuehne + Nagel	CHF 400m	CHF 200,000,000 0.020% Bonds due 2022; CHF 200,000,000 0.200% Bonds due 2025	Sole Bookrunner	May 2019
R	CHF 200m	2.500% Bonds due 2024	Sole Bookrunner	October 2019

1 Includes Alcon spin-off (US headquartered) and excludes own issuance. Excluding Alcon, CS SoW is 18.1% (#1) and UBS 11.7% (#2) 2 Dealogic as of November 28, 2019; indicates total revenues in M&A, ECM, DCM, High Yield and Leveraged Loans products in Switzerland. Includes Alcon spin-off

CREDIT SUISSE
Swiss Universal Bank
December 11, 2019
11

Direct Banking to drive digital offering for high-tech clients

About Direct Banking

Covering > **1 mn retail client accounts** and **~60 k small commercial clients**...

... with **~500 employees**

... in **4 contact centers**

... offering **basic products** such as accounts, cards, saving solutions including pension products, standard mortgages and simple investment offerings

Achievements & way-forward

> 90% of legal entities and private clients are **digitally onboarded**

~10pp **increase in mobile banking usage** since January 2019

'Best digital corporate bank'
Institute of Financial Services Zug (IFZ) and e-foresight

- Focus on four key areas to increase market share in retail and small commercial clients segments:
  - Launch of **new product offerings**
  - Further **digitalization of current products and processes**
  - Best-in-class client service by **investing in technology and extending servicing hours**
  - Strong focus on **highest security standards**

CREDIT SUISSE Swiss Universal Bank December 11, 2019 12

   13  December 11, 2019  Substantially reduced operating expenses in the last few years  Total operating expenses in CHF bn  1  1 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ 2 9M19 figure  9M19  66%  60%  56%  C/Iratio  2  Mobile banking penetration  Local footprint   ~+14 pp  214  146  68 branches closed  increase in digital RM workbench usage in 2019  ~50pp  more eDoc subscriptions since 2017  ~3x  Strong track record in terms of efficiency and effectiveness over the last 3 years  Continuously driving productivity agenda with clear focus on utilization and front-to-back digitalization  decrease in # of teller transactions since 2017  ~20%  sales leads generated applying advanced analytics  >400k  Swiss Universal Bank   ~15 pp

SUB provisions for credit losses remain on a very low level

Breakdown of SUB loan book by sector
as of 3Q19


PC
C&IC
Commercial & industrial loans and others
19%
Corporate real estate
14%
Consumer finance
2%
Loans collateralized by securities
4%
CHF 172 bn
61%
Mortgages

	2017	2018	9M19
Net loans in CHF bn	165	168	172
Loan loss provisions[1]	5 bps	7 bps	5 bps[2]

- High quality with high proportion of mortgages
- Highly collateralized
- Resilient performance with credit loss rate below 8 bps over the last three years[1]
- Stringent and prudent self-regulation in income-producing real estate segment in line with recent regulatory requirements
- Continuous monitoring of real estate, construction, export and retail industries
- Consumer loan book through our subsidiary BANK-now performing very well over the last several years

1 Excluding consumer finance loans booked with BANK-now, credit loss rates would be 2 bps (2017), 5 bps (2018) and 3 bps (9M19, annualized) 2 Annualized

CREDIT SUISSE Swiss Universal Bank December 11, 2019 14

Summary

Summary

- Resilient performance in 2019 despite market headwinds
- Continued leadership as The Bank for Entrepreneurs and in other 'high-touch' areas (e.g. UHNWI, IB, IC)
- Successfully launched Direct Banking to focus on 'high-tech' needs of retail and small commercial clients
- Key measures introduced in 4Q19 to address negative interest rate environment
- Continued focus on multiple growth opportunities as well as on cost discipline and further efficiency improvements

Ambition

Above market growth
in revenues & client business volume

Industry leading
cost/income ratio

Strong
return on regulatory capital

CREDIT SUISSE Swiss Universal Bank December 11, 2019 15

 Appendix  16  December 11, 2019

SUB divisional management committee & ExB of Credit Suisse (Schweiz) AG



Business Areas
Products
Support Functions
Chief Executive Officer
Thomas Gottstein
Chief Financial Officer
Antoine Boublil
Chief Operating Officer
Robert Wagner
Chief Risk Officer
Philippe Clémençon[1]
General Counsel
Thomas Grotzer
Chief Compliance Officer
Erwin Grob
Human Resources
Claude Täschler
Digitalization & Products
Anke Bridge Haux
SUB Sales & ITS Switzerland
Damian Hoop[2]
Private Clients
Direct Banking
Mario Crameri
Wealth Management Clients
Serge Fehr
Premium Clients
Felix Baumgartner
Corporate & Institutional Clients
Investment Banking Switzerland
Jens Haas
Corporate Banking
Didier Denat
Institutional Clients
André Helfenstein

1 Serena Fioravanti effective as of January 1, 2020 2 Dual solid reporting line into Thomas Gottstein and Yves-Alain Sommerhalder (ITS Head of Fixed Income and WM Products)

CREDIT SUISSE
Swiss Universal Bank
December 11, 2019
17

Current interest rate environment

CHF 10y swap rate evolution[1]



0.8%
0.4%
0.0%
-0.4%
-0.8%
Jan 17
Jul 17
Jan 18
Jul 18
Jan 19
Jul 19

CHF forward yield curve[2]



1.2%
0.8%
0.4%
0.0%
-0.4%
-0.8%
Nov 29, 2019
Nov 29, 2018
1Y
2Y
3Y
4Y
5Y
10Y
15Y
20Y

Current macroeconomic dynamics...

- Short end of curve anchored by SNB, expected to remain on a low level for a longer period of time
- 10-year swap rate significantly more volatile, hitting all time low in August 2019
- Most domestic banks now charging CHF deposits with negative rates above a certain threshold for private clients and corporate clients
- SNB changed threshold calculation from 20x to 25x minimum reserves for banks beginning November 1, 2019

...and business implications

- Negative rates keeping EUR / CHF at around 1.10 supporting export-oriented SMEs
- Pension funds struggling to achieve expected returns, increasingly turning to alternative investments, and for some, expanding into lending
- Highly favorable financing conditions supporting rising real estate prices while causing higher vacancy rates in selected areas

1 Source: Bloomberg as of November 29, 2019 2 Source: Bloomberg as of November 29, 2019 and November 29, 2018 respectively

CREDIT SUISSE
Swiss Universal Bank
December 11, 2019
18

   Bank for Entrepreneurs offering suite  19  December 11, 2019  Swiss Universal Bank

Our digitalization roadmap is geared towards client solutions and efficiency

'Best digital corporate bank'
Institute of Financial Services Zug (IFZ) and e-foresight

1Q19 | 2Q19 | 3Q19 | 4Q19 | 2020 and beyond

Client solutions

Credit digitalization

- End-to-end integrated cases such as instant overdrafts and non-binding offers
- Branch binding offers for mortgages and online lombard
- Further end-to-end digitalization of credit process

Mobile payment solutions
Apple, Samsung, and Swatch Pay

Corporate ecosystems
Klara and Cashworks integration into online banking

Corporate Open Banking
Swiss payment API

Credit Suisse Direct
Mobile banking app re-launch and 3rd pillar fund trading

Mobile banking
Integrated retail offering

Multibanking
Reporting capabilities across different banks

Digital onboarding
Viva young and student product range

Client Self Services
Adding signatories and payment investigations

Digital retail advice & investments
Aligned investment journeys

Processes

Credit Suisse Direct Advisor
RM workbench rollout with SUB HNWI business completed

Start rollout to Premium Clients and 'Direct Banking'

Start rollout to Corporate & Institutional Clients RMs and finalize rollout to 'Direct Banking'

Client identification
CID 2.0 for PLC/LLC onboardings

Modular investment reporting
Introduction of iSIR and adhoc reporting

EAM client onboarding
Digital onboarding for EAM clients

CREDIT SUISSE
Swiss Universal Bank
December 11, 2019
20

   Credit Suisse Investor Day 2019International Wealth Management  Philipp Wehle, CEO International Wealth ManagementDecember 11, 2019

IWM – an attractive wealth and asset management franchise

9M19 in CHF bn

Private Banking

We operate in highly relevant markets…

Population[1]	~40%	IWM cover
GDP[1]	~40%	
Wealth[2]	~35%	

…with a long-term industry growth…



in CHF tr
Industry PB AuM[2]
11
13
17
~4%
~5%
CAGR
2015
2018
2023E

…with tangible success

- Multiple awards since 2015, reflecting our integrated delivery
- CHF 56 bn NNA[3] and 6% AuM CAGR[3] since 2016
- PTI up 91%[4] since 2016



78%
22%
PTI
1.5
72%
28%
Net revenues
4.2
46%
54%
AuM
791

Asset Management

	AuM share 2018[5]	Fee pool CAGR 2018-23E[5]
Alternatives	**16%**	**5%**
Alternatives-lite[6]	**32%**	**4%**
Active core	32%	0%
Passive	20%	3%



in CHF tr
Industry AM AuM[5]
65
74
102
~5%
~7%
CAGR
2015
2018
2023E

- Top-tier player in our segment geared towards alternatives / alternatives-lite solutions (~2/3rd of AuM)
- CHF 62 bn NNA[3] and 7% revenue CAGR[4] since 2016
- PTI up 90%[4] since 2016

Note: 9M19 includes CHF 131 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in IWM PB 1 Credit Suisse Global Wealth Report 2019 2 Credit Suisse and Oliver Wyman Wealth Pools 2019 3 Beginning of 2016 through end 3Q19 4 9M19 vs. 9M16 5 BCG Global AM Database 2019 6 Active specialty, solutions/liability-driven investments/balanced in BCG Global AM Database

CREDIT SUISSE International Wealth Management December 11, 2019 22

IWM key highlights 9M19

Business momentum	▪ **Continued revenue growth (up 6%**[1] 9M19 vs. 9M18), supported by client activation – outperforming peers (revenues down 3%[2]) ▪ **Strong momentum reflecting integrated solution delivery to our clients**; PB NNA of CHF 10.4 bn (4% growth rate[3]); CHF 4.0 bn of new lending in PB; AM NNA of CHF 14.0 bn
Value to clients	▪ Strong **performance**[4] of our investment strategy ▪ Development of **innovative investment offering** leveraging our House View (e.g., Thematic Equities, ESG) ▪ **Bespoke yield enhancement and capital protection solutions** delivered in collaboration with ITS
Investments to deliver growth	▪ **Strengthened PB client coverage** (e.g., RM headcount up 60, or 5%), self-funded by further efficiency measures ▪ Evolution of **platform technology** (e.g., transition of AM platform to new risk management platform) and **digital capabilities,** accounting for approximately 35% of total gross investments

1 Up 3% excluding the gain of CHF 131 mn in 3Q19 on the InvestLab transfer 2 Company reports; 9M19 vs. 9M18; UBS GWM & AM, Deutsche Bank WM and AM, Goldman Sachs IM, JPMorgan Chase WM and AM, Morgan Stanley WM and IM 3 Annualized 4 Asset Risk Consultants, October 2019; Credit Suisse Supertrends and Themes 3Q19

CREDIT SUISSE International Wealth Management December 11, 2019 23

   Capturing new growth opportunities in Private Banking  24  December 11, 2019  SustainablePre-tax Income Growth  StrongReturn On Capital  ContinuedMarket Outperformance          Further improve client servicing through:Regional client proximitySystematic solution deliveryDigitally enabled approach  1  2  3  International Wealth Management

1 Greater client proximity to capture regional wealth pools

IWM Private Banking

	Emerging Markets (~60% of PB AuM[1])					Mature Markets (~40% of PB AuM[1])	
	Emerging Europe	Middle East & Turkey	Africa & NRI	Brazil	Latin America	Northern Europe	Southern Europe
		Split into separate regions in 3Q18		Split into separate regions in 3Q18		Split into separate regions in 3Q18	
AuM end 3Q19[1], in CHF	55 bn	55 bn	20 bn	45 bn	30 bn	75 bn	65 bn
AuM growth (2015-3Q19)[1]	+60%	+60%[3]	+90%	+30%	+20%	+40%	+20%
PTI growth (CAGR 2015-3Q19 LTM)[2]	Double-digit growth	Double-digit growth	Double-digit growth	Double-digit growth	Double-digit growth	Single-digit growth	Single-digit growth
Selected regional growth initiatives 2019	Israel	Saudi onshore	Sub-Saharan Africa	Multi-shore model	ITS collaboration	Luxembourg build-out	Spain domestic

Legend: Double-digit growth; Single-digit growth

Note: Excludes former International Private Clients cross-regional business area (CHF 19 bn AuM as of 3Q19) 1 Rounded to nearest 5 bn or 10 percentage points 2 Northern and Southern Europe CAGR since 2017
3 The AuM policy review introduced in 1Q19 resulted in a reclassification of approximately CHF 20 bn from AuM to assets under custody; the end 2015 AuM has been updated accordingly

CREDIT SUISSE International Wealth Management December 11, 2019 25

2 More systematic solution delivery to increase share of wallet

Estimated net revenue increase from Strategic Clients
in CHF mn



~2x
~400
~200
Actual
2016 to 2018
Ambition[1]
2020 to 2022

- Institutionalize **holistic and interdisciplinary review** of clients with relevant experts across the bank
- Deliver **bespoke solutions** collaboratively with ITS, IBCM and other capabilities to address client needs
- Further roll out **'fast-track' service paths** to reduce time-to-market
- **Add further senior coverage bankers**, co-developing billionaire client relationships

1 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ

Credit Suisse International Wealth Management December 11, 2019 26

   Client value from addressing client assets and liabilities  27  December 11, 2019  …majority of liquid and illiquid wealth invested locally…seeking global asset diversification and yield enhancement…without divesting local holdings  Consolidation of holdings with Credit Suisse as house-bank  Strategic UHNW client in emerging market with…                               Client profile and needs     Credit Suisse one-stop-shop solution    2  Example  Monetization of wealth with bespoke asset-backed Structured Lending solution  Reinvestment of loan proceeds into global, tailored AM and ITS solutions  International Wealth Management

3 Digitally enabled client engagement to improve profitability

Our digitally enabled House View delivery…



A
B
C
D
Enhanced client experience

>100 mn digitalization investments since 2016[1]

Roll-out of benefits across franchise in progress

A **Onboard clients,** fast and paperless

B **Define Investment Strategy**, intuitively guided collection of client needs

C **Implement Investment Strategy**, algorithm-based along House View

D **Rebalance Portfolios,** with event triggered trade recommendations

…drives major benefits…

Based on client engagement initiative in 2019[2]

Clients benefits — **x1.2** average portfolio return[3]

RMs benefits — **-80%** time required to develop an investment proposal

Franchise benefits — **>10 p.p.** YoY revenue increase

…for a core part of our clients

Private Banking International
(launched November 2019)

Scale up digitally enabled value proposition to **international investment clients**…

…and transform into a **pan-European bank** through Luxembourg hub

1 2016 to 3Q19 2 Comparison of clients engaged through the initiative vs. average in applicable client scope 3 Average portfolio expected return at comparable risk profile

CREDIT SUISSE
International Wealth Management
December 11, 2019
28

Transformed Asset Management model, now strongly positioned for further profitable growth

IWM AM pre-tax income
in CHF mn


+17% CAGR
448
280
2016
3Q19 LTM

Products	**~2/3** Alternative / alternative-lite business[1]	Streamlined offering with top-quality alternatives and alternative-lite products
Distribution	**57 bn NNA**[2] o/w ~35% through CS WM[3] channel	Strengthened internal and 3rd-party distribution channels in regionalized setup
Platform	**-15 p.p.** Cost / income ratio improvement[4]	Modernized and rationalized operations (e.g., transition to new risk management platform)
Mix	**+9% CAGR** in management fees[5]	Shifted business model towards fully-owned operations

Further grow Asset Management by… …scaling **market-leading franchises** …launching **differentiated products** …driving benefits from **regional focus** …deepening **collaboration** with PB

1 Share of AuM at 3Q19 2 Since 2017 3 IWM PB, SUB and APAC PB 4 Since 2015 5 Since 9M16

CREDIT SUISSE International Wealth Management December 11, 2019 29

Risk Management and Compliance – firmly embedded in how we operate

Investments

Example:

Strengthening support
Investments up 25% in Risk Management and Compliance in 2019 vs. 2016

Governance

Example:

Client Committee
Senior platform for joint decision making on key transactions across front office and control functions

Steering

Example:

Scorecards
Bonus / malus performance impact based on a broad set of risk indicators

Transparency

Example:

Single Client View
Consolidated view of complex networks of client relationships across 12 booking platforms

Protect the **franchise** and **reputation**
while facilitating sustainable growth

CREDIT SUISSE International Wealth Management December 11, 2019 30

   Summary  31  December 11, 2019  Low-margin product with strong client demand(Index Solutions)  SustainablePre-tax Income Growth  StrongReturn On Capital  ContinuedMarket Outperformance    Our strategic ambition:Greater client proximity to capture regional growth poolsMore systematic solution delivery to increase share of walletDigitally enabled client engagement to improve profitabilityFurther growth in Asset Management by scaling market leading franchisesRisk Management and Compliance firmly embedded in the way we operate        International Wealth Management

 Appendix  32  December 11, 2019

   Addressing financing needs of our clients as part of our wealth management offering  33  December 11, 2019  Entrepreneurial growthdown 6 p.p.  Investment & asset allocationup 8 p.p.  Lifestyledown 2 p.p.  Lombard lending2  Real Estate  Aviation/Yachtfinance  Shipfinance  Export finance(ECA3 backed)  Client needs  54%  60%  10%  12%  7%  5%  23%  18%  6%  5%  Credit volume share1      End 2016  End 3Q19  1 2016 restated from prior disclosure to reflect transfer of exposures from APAC to IWM 2 Including structured lending against non-financial assets of 1.2% and 3.2% at end 2016 and end 3Q19, respectively 3 Export Credit Agency  International Wealth Management

Credit volume portfolio overview

IWM credit volume in CHF bn


Export finance
Ship finance
Aviation / Yacht finance
Real Estate
Lombard lending[1]
48
3
11
3
5
26
2016
56
3
10
3
7
33
3Q19
Gross loan revenue margin[2]
~215 bps
~120 bps[3]

Key risk metrics (3Q19, unless otherwise noted)

- **~93% investment grade and regionally diversified** credit exposure[4] (stable vs. 2015)
- Loan portfolio **over 95% on a secured basis**
- **Impaired loans** /gross loans ratio at **151 bps**
- **~40%** of loan portfolio with **UHNW clients**
- **Mortgages:** Mostly residential located in Switzerland and selected international locations (e.g., UK, FR, IT)
- **Lombard:**
  - ~75% secured lending based on standard lending parameters
  - ~25% non-standard / share-backed lending solutions offered to UHNW clients

1 Including structured lending against non-financial assets 2 9M19 3 Excluding margin on structured lending against non-financial assets 4 Transaction rating as per internal rating system

CREDIT SUISSE International Wealth Management December 11, 2019 34

Quality hiring in targeted growth markets, leading to higher productivity; started net hiring in 9M19

Targeted rebalancing and upgrading of talent base…

Number of relationship managers



Emerging markets[1]
590
40
Net hires
630
60
Net hires
690
Net: +100
Western Europe[2]
590
-110
Net leavers
480
0
Net hires
480
Net: -110
2015
2018
9M19

… drives strong RM productivity improvements

in CHF mn



+27%
245
312
2015
9M19
AuM per RM
+24%
2.0
2.6
0.1[3]
2.5
9M15
9M19
Net revenues per RM

1 Including RM not allocated to regional business areas 2 Including International Private Clients business area, which services clients predominantly from Europe 3 Impact from gain of CHF 131 mn in 3Q19 on the InvestLab transfer

CREDIT SUISSE International Wealth Management December 11, 2019 35

   Credit Suisse Investor Day 2019Asia Pacific   Helman Sitohang, CEO Asia PacificDecember 11, 2019

APAC highlights 2019

- Further strengthened our **integrated delivery** and **Bank for Entrepreneurs differentiation**
  - **Top 3 franchises** in each of APAC IBCM, PB, AFG and Equity Solutions
  - **Launched ATS** (APAC Trading Solutions) to enhance wealth solutions and global connectivity
  - **Multiple top franchises in PB and APAC IBCM** across our regional footprint
- Delivering consistently **strong RoRC**† – 23% for WM&C & 16% for APAC division, anchored by wealth activity
  - **Record WM&C revenues and AuM**, with **higher base of recurring revenues**[1] and **positive operating leverage**
  - **Collaboration activity** driving deeper share of client wallet and PB and APAC IBCM coverage productivity
  - Focus on **capital velocity** and risk discipline
- **Awarded Asia's Best Bank for Wealth Management by Euromoney**

Euromoney Awards for Excellence 2019	dealogic	AsiaRisk Awards 2019
Asia's Best Bank for Wealth Management	#1 share of wallet rank for Advisory & underwriting (Non-Japan Asia)[2]	Derivatives House of the Year Asia ex-Japan

Note: All financial figures as of end of 9M19. 3Q19 includes CHF 98 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in APAC PB within WM&C † RoRC is a non-GAAP financial measure, see Appendix 1 Includes PB net interest income, AFG net interest income and PB recurring commission and fees 2 Dealogic Non-Japan Asia, ex-China Onshore, as of November 28, 2019

CREDIT SUISSE Asia Pacific December 11, 2019 37

     APAC is delivering strong organic growth in wealth management  38  December 11, 2019    WM&C net revenuesin CHF bn  CAGR+13%  Record  Assets under Managementin CHF bn      Record  Asset growth   10% NNA growth (annualized)    Revenue growth      2  1 3Q19 includes CHF 98 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in APAC PB within WM&C 2 Includes market movements, currency and other  1  Asia Pacific

     Asia wealth projected to grow, with outsized share to top players  39  December 11, 2019  Significant share of client wallet with top players  Share of wallet with top 5 firms2   30%    55%  #2   ~40% of global U/HNW wealth pool growth from APAC  80% 1st & 2nd Gen. entrepreneurs, i.e. corporate-linked4  44% of wealth pool in APAC is managed by wealth managers (vs. 62% Rest of world)1  U/HNWI Wealth CAGR (2018 – 2023E)1      #1   1 Oliver Wyman Wealth Management Market Sizing Model 2019 - Financial assets of > USD 1 mn held by a private individual 2 Dealogic Non-Japan Asia, ex-China onshore as of November 28, 2019 3 Asian Private Banker league table. Top 5 firms share out of Top 20 4 Estimates by Credit Suisse Research Institute The CS Family 1000 in 2018  Share of wallet with top 5 firms3   Advisory & Underwriting fees22019 YTD, in USD mn  PB Assets under Management3end 2018, in USD bn  Asia Pacific

Collaboration from integrated APAC division a key differentiator


Holistic advisory
Private Banking
Client network and distribution
Tailored investments & lending
α
α
APAC IBCM
Coverage depth and global access
ATS
(new in 2019)
Product innovation and wealth focus
α
Structured solutions

Significant net assets referred through collaboration


in CHF
20 bn+
2017
2018
9M19
Cumulative

Significant revenues from integrated solutions


in CHF
1 bn+
2017
2018
9M19
Cumulative

CREDIT SUISSE
Asia Pacific
December 11, 2019
40

   41  December 11, 2019  Deepening opportunity with UHNWI/Entrepreneurs    Bank for Entrepreneurs - Example client journey     Growing and uplifting our top clients  Strategic clients’ revenues  Develop  Expand  Cultivate  +13%      2009  2013  2016  2017  2018  2019    1st transaction with CS: convertible bond (APAC IBCM)  Syndicated loan (APAC IBCM /AFG)  IPO (APAC IBCM/ PB/Markets)  IPO + cross-border M&A (APAC IBCM/PB/Markets)   AuM (PB)  1 Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ. Includes YTD revenues as of November 30, 2019, APAC IBCM deals executed but not yet booked, AFG December 2019 accruals and expected Day 1 fees, PB December 2019 revenues.   1    Asia Pacific

   Strong and diversified regional footprint poised for growth  42  December 11, 2019  Momentum  Opportunity  WM&C rev. growth(9M15-9M19 CAGR)  U/HNWI Wealth growth3(2018-2023E CAGR)  +12%  Positioning  Advisory & U/W SoW rank2(2019 YTD)  #3  Foreign PB AuM rank1(9M19)  Top 3      +6%  #5  n.a.  +7%  #1  Top 2  +5%  #5  Top 2  +9%  #3  Top 3  +3%  niche    ~5%  >30%  ~15%  Top 2  1 Internal management estimate based on Credit Suisse APAC business scope, including offshore and onshore business where relevant. Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ 2 Dealogic APAC ex-Japan, ex-China Onshore, as of November 28, 2019 3 Oliver Wyman Wealth Management Market Sizing Model 2019 - Financial assets of > USD 1 mn held by a private individual  Asia Pacific

   APAC: Continue to deliver strong growth in wealth management at attractive returns  43  December 11, 2019  Grow client assets and recurring revenues, while maintaining focus on capital velocity Deliver ATS upside from increasing tailored wealth solutions and platform synergiesDrive country franchises leveraging Credit Suisse top positionsCreate further “alpha” from increasing client engagement and collaborationContinue to enhance risk management and controls  Bank for Entrepreneurs  Asia Pacific

 Appendix  44  December 11, 2019

 45  December 11, 2019  For reconciliation of adjusted to reported results, refer to the Appendix of the CEO and CFO Investor Day 2019 presentations, published on December 11, 2019Throughout the presentation rounding differences may occurUnless otherwise noted, all CET1 capital, CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation for periods prior to 2019 are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis pointsGross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuMMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business  General notes  Specific notes  Notes (1/2)  * Following the successful completion of our restructuring program in 2018, we updated our calculation approach for adjusted operating cost base at constant FX rates. Beginning in 1Q19, adjusted operating cost base at constant FX rates includes adjustments for major litigation provisions, expenses related to real estate disposals and business sales as well as for debit valuation adjustments (DVA) related volatility and FX, but not for restructuring expenses and certain accounting changes. Adjustments for FX apply unweighted 2018 currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Under the current presentation, adjusted operating cost base at constant FX rates for periods prior to 1Q19 still include adjustments for restructuring expenses and a goodwill impairment taken in 4Q15, but no longer include an adjustment for certain accounting changes. Beginning in 1Q20, adjustments for FX will apply unweighted 2019 currency exchange rates.† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital. ‡ Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders’ equity. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders’ equity by total number of shares outstanding. Management believes that tangible shareholders’ equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-4Q17, tangible shareholders’ equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders’ equity of CHF 41,902 mn as presented in our balance sheet. For end-1Q18, tangible shareholders’ equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders’ equity of CHF 42,540 mn as presented in our balance sheet. For end-2Q18, tangible shareholders’ equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders’ equity of CHF 43,470 mn as presented in our balance sheet. For end-3Q18, tangible shareholders’ equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders’ equity of CHF 42,734 mn as presented in our balance sheet. For end-4Q18, tangible shareholders’ equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders’ equity of CHF 43,922 mn as presented in our balance sheet. For end-1Q19, tangible shareholders’ equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders’ equity of CHF 43,825 mn as presented in our balance sheet. For end-2Q19, tangible shareholders’ equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders’ equity of CHF 43,673 mn as presented in our balance sheet. For end-3Q19, tangible shareholders’ equity excluded goodwill of CHF 4,760 mn and other intangible assets ofCHF 219 mn from total shareholders’ equity of CHF 45,150 mn as presented in our balance sheet. Shares outstanding were 2,550.3 mn at end-4Q17, 2,552.4 mn at end-3Q18, 2,550.6 mn at end-4Q18 and 2,473.8 mn at end-3Q19.

 46  December 11, 2019  Notes (2/2)  Abbreviations  ABL = Asset Based Lending; Abs. = Absolute; Adj. = Adjusted; AFG = Asia Pacific Financing Group; AM = Asset Management; Ann. = Annualized;APAC = Asia Pacific; Approx. = Approximately; ARC = Asset Risk Consultants; ARU = Asset Resolution Unit; ATS = APAC Trading Solutions; AuM = Assets under Management; Avg.= Average; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BfE = Bank for Entrepreneurs; BHC = Bank Holding Company; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CC = Corporate Center; CCO = Chief Compliance Officer; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1;CH = Switzerland; C/I = Cost/Income; C&IC = Corporate and Institutional Clients; CIC = Corporate & Institutional Clients; CLO = Collateralized Loan Obligation; CRO = Chief Risk Officer; CSAM = Credit Suisse Asset Management; DCM = Debt Capital Markets; DevOps = Development-to-Operations; DPS = Dividend Per Share; E = Estimate; EAM = External Asset Manager; ECA = Export Credit Agency; ECM = Equity Capital Markets; E&E = Entrepreneurs & Executives;EMEA = Europe, Middle East & Africa; ESG = Environmental Social and Governance; Est. = Estimate; EU = European Union; Excl. = Exclude; FID = Fixed Income Department; FI&WM = Fixed Income Wealth Management; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; FY = Full Year; GC = General Counsel; GCP = Global Credit Products; GM = Global Markets; GMV = Gross Market Value; GYB = Global Yield Balanced; HLG = High Level Group; HR = Human Resources; HY = High Yield; IAF = Impact Advisory & Finance; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; IBOR = Interbank Offer Rate; IFC = International Finance Corporation; IG = Investment Grade; ILS = Insurance-Linked Strategies; IMM = Internal Model Method;incl. = including; IPO = Initial Public Offering; IRB = Internal Ratings-Based Approach; IT = Information Technology; ITS = International Trading Solutions;IWM = International Wealth Management; LDI = Liability-driven investments; Lev Fin = Leveraged Finance; LTD = Long-term debt; LTM = Last Twelve Months; LTV = Loan to Value; M&A = Mergers & Acquisitions; MREL = Minimum Requirement for own funds and Eligible Liabilities; NIG = Non investment grade;NNA = Net new assets; NRI = Non-resident Indians; Op Risk = Operational Risk; OTC = Over the Counter; p.a. = per annum; PB = Private Banking;PB&WM = Private Banking & Wealth Management; PC = Private Clients; PD = probability of default; p.p. = percentage points; PTI = Pre-tax income;QIS = Quantitative Investment Strategies; QoQ = Quarter over Quarter; QT = Quantitative Trading; RBL = Reserve Based Lending; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE= Return on Tangible Equity; RSA = Revenue Sharing Agreement; RWA = Risk-weighted assets;SA-CCR = Standardized Approach to Counterparty Credit Risk; SBL = Share Backed Lending; SCP = Strategic Client Partner; SEA = South East Asia;SME = Small and Medium-Sized Enterprises; SNB = Swiss National Bank; SoW = Share of Wallet; SP = Securitized Products; STBs = Sustainable Transition Bonds; SUB = Swiss Universal Bank; TBVPS = Tangible book value per share; TLAC = Total Loss-Absorbing Capacity; TLOF = Total Liabilities and Own Funds; TMT = Technology, Media and Telecommunications; (U)HNW(I) = (Ultra) High Net Worth (Individuals); U/W = Underwriting; US GAAP = United States Generally Accepted Accounting Principles; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 December 11, 2019  47

 Credit Suisse Investor Day 2019An effective approach: 3 case studies  Eric Varvel, Global Head of Asset ManagementMarisa Drew, CEO Impact & Advisory FinanceEdwin Low and Zeth Hung, Co-Heads APAC IBCMDecember 11, 2019

 Disclaimer  2  December 11, 2019  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 11, 2019 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Cautionary statements relating to interim financial informationThis presentation contains certain unaudited interim financial information for the fourth quarter of 2019. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2019 or the full year 2019 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the full year 2019. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2019 and full year results will be included in our 4Q19 Earnings Release and our 2019 Annual Report. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results as well as return on regulatory capital, return on tangible equity and tangible book value per share (which are based on tangible shareholders’ equity). Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on December 11, 2019. All Investor Day presentations are available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity (also known as tangible book value), a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA. References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesThis presentation contains certain material prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. Certain information has been derived from internal management accounts.

 Asset Management  3  December 11, 2019

   Significant growth in profitability and margins  IWM Asset Management pre-tax income  2015  3Q19 LTM  ∆    182  448  PTI  2.5x    11%  34%  RoE after-tax  ~3x    1,184  Operating expenses  +3%  1,146    11.2  9.4  RWA in CHF bn    -16%  321  426  AuM in CHF bn    +33%  14%  27%  PTI margin1  ~2x    IWM Asset Management key metrics  in CHF mn    High-margin, market-leading specialist with global capabilities     Strong distribution network and growing connectivity with PB    >70% of assets with institutional investors2    >1,100 employees with five major investment hubs2    in CHF mn  25% CAGR  1 PTI margin calculated as pre-tax income divided by revenues 2 As of September 30, 2019  4  December 11, 2019

 Re-orient towards alternative solutions  1  Grow recurring management fees  3  Increase collaboration with Private Banking  2  Be a high-quality, high-returning global asset manager fully leveraging capabilities across the GroupFocus on products and markets where we have a distinct competitive advantage Provide institutional-quality products and solutions to both institutional and private investors  Ambition  Strategic priorities  Aim to continue to increase the value of the business  5  December 11, 2019

1 Re-orient towards alternative solutions

Asset Management industry

Passive/ Undifferentiated ⟷ Specialized/ Alternatives

Low-margin product with strong client demand	Repositioned core franchises to alternatives-lite	Boutique and growing alternatives	Pure-play, scaled alternatives
Index Solutions Greater than CHF 100 bn in AuM[1]	**Fixed Income** Innovative product offerings	**NEXT** High-returning private equity Fintech investor	**Credit Investments Group** One of the largest senior loan managers; #1 US CLO manager[2]
	Equities Specialized product offerings	**Quantitative Trading** Differentiated offerings across QT and QIS	**Insurance-Linked Strategies** #2 ILS manager globally[3]
	Balanced Solutions Scaled institutional quality	**Latin America** Credit and Real Estate franchises in Mexico and Brazil	**Real Estate** #1 manager in Switzerland[4] with expanding international presence
			Commodities One of the largest US mutual fund managers by AuM[5]

AuM growth since 2015[6] in CHF

Low-margin product	Core franchises and alternatives
+35 bn	**+69 bn (66% of total AuM growth)**

Average Credit Suisse margin

Low-margin product	Core franchises and alternatives
~7 bps	**~45 bps**

1 As of September 30, 2019 2 Creditflux as of September 30, 2019 3 Current Artemis AuM ranking 4 FINMA-authorized CIV weighted by asset area 5 Morningstar data as of October 31, 2019
6 Fee-based businesses

CREDIT SUISSE An effective approach: 3 case studies December 11, 2019 6

1 Re-orient towards alternative solutions

Asset Management industry

Passive/ Undifferentiated ⟷ Specialized/ Alternatives

Low-margin product with strong client demand	Repositioned core franchises to alternatives-lite	Boutique and growing alternatives	Pure-play, scaled alternatives
Index Solutions Greater than CHF 100 bn in AuM[1]	**Fixed Income** Innovative product offerings	**NEXT** High-returning private equity Fintech investor	**Credit Investments Group** One of the largest senior loan managers; #1 US CLO manager[2]
	Equities Specialized product offerings	**Quantitative Trading** Differentiated offerings across QT and QIS	**Insurance-Linked Strategies** #2 ILS manager globally[3]
	Balanced Solutions Scaled institutional quality	**Latin America** Credit and Real Estate franchises in Mexico and Brazil	**Real Estate** #1 manager in Switzerland[4] with expanding international presence
			Commodities One of the largest US mutual fund managers by AuM[5]

AuM growth since 2015[6] in CHF

Low-margin	Alternatives
+35 bn	+69 bn (66% of total AuM growth)

Average Credit Suisse margin

Low-margin	Alternatives
~7 bps	~45 bps

1 As of September 30, 2019 2 Creditflux as of September 30, 2019 3 Current Artemis AuM ranking 4 FINMA-authorized CIV weighted by asset area 5 Morningstar data as of October 31, 2019
6 Fee-based businesses

CREDIT SUISSE An effective approach: 3 case studies December 11, 2019 7

1 Created a leading credit platform with ~CHF 120 bn AuM

Global Fixed Income



AuM in CHF bn
13% CAGR
36
~60
2015
3Q19
Other Strategies (Funds and Mandates)
Recently launched strategies

Innovative/higher-margin offerings	NNA in CHF bn
✓ Supply Chain Fund family	+7.8
✓ UHNW Mandates	+5.4
✓ Fixed Maturity Bond Fund series	+4.7
✓ Asia Corporate Bond Fund	+1.9
✓ Long/Short Bond Fund	+1.5

Credit Investments Group



AuM in CHF bn
12% CAGR
37
~60
2015
3Q19
Leveraged Loans
CLOs

Key initiatives and product innovation

- ✓ #1 US CLO manager[1]
- ✓ 2019 Global Capital CLO Manager of the Year[2]
- ✓ CS Floating Rate High Income and CS Strategic Income Mutual Funds maintain Morningstar Five Star Ratings[3]
- ✓ First close on CLO equity fund

1 Creditflux as of September 30, 2019 2 Global Capital, May 2019 3 Morningstar data as of September 30, 2019

CREDIT SUISSE An effective approach: 3 case studies December 11, 2019 8

1 Launched ~CHF 6 bn Thematic Equity Fund Family

Assets under Management

in CHF bn



~ 6
2016
2017
2018
3Q19

Thematic Equity Fund Offerings (launch date)	ITD Performance[1]
✓ CS (Lux) Robotics Equity Fund (June '16)	+69.9%
✓ CS (Lux) Security Equity Fund (May '13)	+186.8%
✓ CS (Lux) Digital Health Equity Fund (Dec '17)	+23.7%
✓ CS (Lux) Edutainment Equity Fund (Sept '19)	N/A[2]

Key Differentiators

- **Pure-Play approach:** Select long-term winners from a concentrated universe of companies with high "purity" or exposure to respective themes
- **Bottom-up stock selection:** Multi-year investment horizon of 7–10 years and typically a low turnover ratio

1 Represents inception to date performance for Class B shares from FundGateway/Factsheets; data as of October 31, 2019 2 Performance figures unavailable given launch was less than twelve months ago

CREDIT SUISSE An effective approach: 3 case studies December 11, 2019 9

② Increase collaboration with Private Banking

Significant NNA generation since end-2015

in CHF bn


62
66%
34%
end-2015 to 3Q19
Raised through institutional investors
Raised through PB channels

Collaboration highlights

- ✓ **PB has delivered 34% of total Asset Management NNA since end-2015**
- ✓ In 9M19, the percentage of **assets raised through PB has increased to ~50% of total Asset Management NNA**
- ✓ Priorities include:
  - Focus on **differentiated UHNW solutions** aligned with House View where applicable
  - **AM Product Specialists** closely aligned with Advisory & Sales and Relationship Managers

CREDIT SUISSE
An effective approach: 3 case studies
December 11, 2019
10

3 Grow recurring management fees

Revenue growth

Net revenues in CHF mn



Δ 2015 - 3Q19 LTM
Investments & Partnerships
Performance & Placement Fees
Management Fees
1,328
1,633
+305
+265
2015
3Q19 LTM

- Strong base of stable, recurring management fees
- Scaled existing, successful strategies

Targeted deployment of Risk-Weighted Assets

RWA in CHF bn



Δ 2015 - 3Q19
Investments & Partnerships
Fee-based businesses
11.2
9.4
-16%
-30%
2015
3Q19

- Reduced fee-based businesses RWA by 30%
- Limited use of capital for third-party investments

CREDIT SUISSE
An effective approach: 3 case studies
December 11, 2019
11

   Performance       Innovation, product adjacencies and ESG    Distribution    Management of resources    Scale  Management philosophy going forward    Management matters  12  December 11, 2019

 Impact Advisory & Finance (IAF)  13  December 11, 2019

 IAF is responding to the paradigm shift in changingclient needs since its inception in 2017  14                                                                                                                                                                                                                                                                                                                                                                  Tidjane ThiamGroup CEO      Global Markets  Investment Banking & Capital Markets   IAF Department   The IAF Department is responsible for setting the strategy as well as directing, coordinating and facilitating activities globally across the bank which leads to sustainable finance and impact investing on behalf of the bank’s private wealth, institutional and corporate clients.  Corporate clients Institutional clients Private clients   International Wealth Management   Swiss Universal Bank   APAC   December 11, 2019

 The UN Sustainable Development Goals lend themselves to mapping against our Credit Suisse Research Supertrends  15  Technology at the service of humans  Silver economy   Millennial’s values     Angry societies   Infrastructure          December 11, 2019

Our selected IAF highlights demonstrate our strong progress in 2019

Private clients

- Green Carpet Days
- Impact Investing Workshop Series
- Low Carbon Blue Economy Note
- Responsible Consumer Fund

Institutional & corporate clients

- Green Bond underwriting
- "CSAM goes ESG"
- Sustainable Transition Bonds
- Sustainable IPO activity

Industry standard setting and innovative finance

- IFC Operating Principles for Impact Management
- Responsible Investor Oceans Report
- HLG on innovation for Humanitarian Aid
- Rhino impact bond



CREDIT SUISSE An effective approach: 3 case studies December 11, 2019 16

Green Carpet Days

How to build a sustainable and impact portfolio

- ✓ Highly interactive session designed around the needs of individual clients to provide practical and actionable advice on each client's sustainable and impact investing journey
- ✓ Sessions covered include:
  - Do I have to sacrifice returns? No! Here's why
  - What would a fully sustainable portfolio look like?
  - Making a difference: how to evaluate impact
- ✓ Pickup in electric vehicle and sustainable food lunch

Impact investing workshop series

Targeting primarily NextGen

- ✓ Three 3-hour workshops over 12-18 months, leveraging the program from: HARVARD Kennedy School THE HAUSER INSTITUTE FOR CIVIL SOCIETY at the Center for Public Leadership; University of Zurich
- ✓ Sessions covered include:
  - Different approaches to sustainable and impact investing across asset classes
  - How do we maximize impact?
  - Building a sustainable and impact portfolio

Private clients

Low Carbon Blue Economy Note

Collaboration with World Bank to help protect our oceans

Invest in projects that promote sustainable economic growth, support job creation and maintain ocean health	**Work with governments** to improve policies that support the blue agenda
AAA backed note	**Capital protection plus carbon index upside**

THE WORLD BANK IBRD · IDA | WORLD BANK GROUP

14 LIFE BELOW WATER

Responsible Consumer Fund

Public equity strategy geared towards millennial values

12 RESPONSIBLE CONSUMPTION AND PRODUCTION



The responsible consumer

Sustainable Supply Chains	Sustainable Foods
Waste and recycling	Produce, transform and distribute
Sustainable Lifestyles	**Sustainable Urban Systems**
Mobility and sharing	Renewables and efficiency

CREDIT SUISSE
An effective approach: 3 case studies
December 11, 2019
17

Green Bonds

Accelerated growth in Green Bond activity



in USD bn[1]
10x
12.2
IAF established
6.8
1.2
0.35
0.5
0
2014
2015
2016
2017
2018
2019 YTD[2]

CSAM goes ESG

Targeting CHF 100 bn of ESG AuM by the end of 2020

ESG Compliant
Credit Suisse
Sustainable Investing Framework

Press Release

CREDIT SUISSE

Credit Suisse Asset Management migrates ESG across its product range, targeting CHF 100 billion of ESG assets under management by the end of 2020

Credit Suisse Asset Management is taking the important step of integrating environmental, social and corporate governance factors (ESG) into its investment process. In the first phase, more than 30 actively managed investment funds with more than CHF 20 billion of assets will be repositioned to fulfil the ESG criteria defined by the Credit Suisse Sustainable Investing Framework by the end of October 2019.

Institutional & corporate clients

Sustainable Transition Bonds (STBs)

Defining a new framework

Climate Bonds

"We've seen a growing demand from investors for a wider universe of green and sustainable investment opportunities, alongside the need for consistent and standardized disclosures on transition…STBs will provide investors with more opportunities to finance corporate efforts to decarbonize."

Mary Schapiro
Chairman and Vice Chair for Global Public Policy, Bloomberg


Climate Bonds Initiative, Credit Suisse launch 'Sustainable Transition Bonds'

"To reach a carbon neutral economy, all companies in all sectors will need to transition, requiring financing well beyond existing green products…STBs can play a key part in ensuring finance supports this outcome."

Sarah Breeden
Executive Director of UK Banks Supervision, Bank of England

IPO activity

Financing corporates making an impact

BEYOND MEAT



VS
THE BEYOND BURGER
THE BEEF BURGER
99%
Water
93%
Land
90%
Greenhouse gas emissions
46%
Energy

- ✓ Credit Suisse acted as a primary underwriter in the IPO
- ✓ The shares were priced at USD 25 per share implying an EV of USD 1.5 bn and traded as high as USD 72.25 by the end of the trading week[1]
- ✓ It was the best performing first-day IPO in nearly two decades[1]

1 Source: Bloomberg 2 As per end of November 2019

CREDIT SUISSE

An effective approach: 3 case studies

December 11, 2019

18

 APAC IBCM  19  December 11, 2019

   Top Credit Suisse APAC IBCM franchise  20  1 Dealogic as of November 28, 2019 (Non-Japan Asia, ex-China onshore) 2 Gross revenue originated by APAC IBCM within WM&C pre revenue sharing agreements with APAC Markets 3 Dealogic as of September 30, 2019 (APAC ex-Japan, ex-China onshore) 4 IMF World Economic Outlook, October 2019    APAC IBCM gross revenues2(in CHF mn)   +13%  CAGR(9M16-9M19)  Dealogic street fees3   +3%  APAC GDP4(2016-2019E)  +6%  Advisory & Underwriting share of wallet1  #1   #3   #3  #2     Non-Japan Asia  #1   #2   #1  #1   SEA  #3   #7   #2  #4   Greater China      Integrated model and co-coverageLeadership across regional footprintProduct expertise and TMT strengthTop decision makers and client focus  Our differentiators  1  2  3  1  4  December 11, 2019

    Collaboration is central to our approach  21      APAC IBCMCoverage depth and global access  ATS(new in 2019) Product innovation and wealth focus        α  α  α          Holistic advisory  Tailored investments & lending  Structured solutions  Private BankingClient networkand distribution  +  Global connectivity    1  December 11, 2019

Broad-based regional footprint positions us for growth



Japan
niche
Top 2
+3%
Gr. China
#3
Top 3
+9%
Korea
#5
n/a
+6%
India
#3
Top 3
+12%
SEA & frontier markets
#1
Top 2
+7%
Australia
#5
Top 2
+5%
Advisory & Underwriting SoW rank¹
Foreign PB AuM rank²
U/HNW wealth³ (CAGR '18-23E)

- **Mutual strengths in APAC IBCM and PB**
- **Entrepreneur focus** and connectivity with PB/ATS
- **Intra APAC connectivity and global access**

The Asset Country Awards 2019 *Best Equity Advisor and Best M&A Advisor for China*	**FinanceAsia Country Awards 2019** *Best International Investment Bank in Singapore, Indonesia, Malaysia*

FinanceAsia Achievement Awards 2019 *Best Country Deal, India*	**The Asset Country Awards 2019** *Best M&A Advisor for Korea*	**Euromoney Awards for Excellence 2019** *Best Investment Bank in Vietnam*

1 Dealogic as of November 28, 2019 (APAC ex-Japan, ex-China onshore) 2 Internal management estimate based on Credit Suisse APAC business scope, including offshore and onshore business where relevant. Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of December 11, 2019. Actual results may differ 3 Oliver Wyman Wealth Management Market Sizing Model 2019 - Financial assets of > USD 1 mn held by a private individual

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    Our Top 5 market share across all Products  23  1 Dealogic as of November 28, 2019 (APAC ex-Japan, ex-China onshore)  #3  #4  #4  Advisory & Underwriting SoW rank1(2019 YTD)  #1  ECM  M&A  DCM  Leveraged Finance  #1  All products  3  #2   Convertible Bonds  #2   High Yield  Corporate solutions coupled with wealth offering#2 TMT SoW rank1Marquee transactionsCollaboration and alignment with Markets   FinanceAsia Achievement Awards 2019Deal of the year, Asia for Alibaba's HK Listing   December 11, 2019

    Intensity of client focus across the division  24          Top clients  Top producers  Front-to-back prioritization  Large transactions      ecosystem  4  December 11, 2019

 Appendix  25  December 11, 2019

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of the CEO and CFO Investor Day 2019 presentations, published on December 11, 2019
- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 capital, CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation for periods prior to 2019 are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business

Specific notes

* Following the successful completion of our restructuring program in 2018, we updated our calculation approach for adjusted operating cost base at constant FX rates. Beginning in 1Q19, adjusted operating cost base at constant FX rates includes adjustments for major litigation provisions, expenses related to real estate disposals and business sales as well as for debit valuation adjustments (DVA) related volatility and FX, but not for restructuring expenses and certain accounting changes. Adjustments for FX apply unweighted 2018 currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Under the current presentation, adjusted operating cost base at constant FX rates for periods prior to 1Q19 still include adjustments for restructuring expenses and a goodwill impairment taken in 4Q15, but no longer include an adjustment for certain accounting changes. Beginning in 1Q20, adjustments for FX will apply unweighted 2019 currency exchange rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity is based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-4Q17, tangible shareholders' equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-1Q18, tangible shareholders' equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 42,540 mn as presented in our balance sheet. For end-2Q18, tangible shareholders' equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 43,470 mn as presented in our balance sheet. For end-3Q18, tangible shareholders' equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet. For end-4Q18, tangible shareholders' equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,922 mn as presented in our balance sheet. For end-1Q19, tangible shareholders' equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders' equity of CHF 43,825 mn as presented in our balance sheet. For end-2Q19, tangible shareholders' equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders' equity of CHF 43,673 mn as presented in our balance sheet. For end-3Q19, tangible shareholders' equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 45,150 mn as presented in our balance sheet. Shares outstanding were 2,550.3 mn at end-4Q17, 2,552.4 mn at end-3Q18, 2,550.6 mn at end-4Q18 and 2,473.8 mn at end-3Q19.

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 27  December 11, 2019  Notes (2/2)  Abbreviations  ABL = Asset Based Lending; Abs. = Absolute; Adj. = Adjusted; AFG = Asia Pacific Financing Group; AM = Asset Management; Ann. = Annualized;APAC = Asia Pacific; Approx. = Approximately; ARC = Asset Risk Consultants; ARU = Asset Resolution Unit; ATS = APAC Trading Solutions; AuM = Assets under Management; Avg.= Average; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BfE = Bank for Entrepreneurs; BHC = Bank Holding Company; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CC = Corporate Center; CCO = Chief Compliance Officer; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1;CH = Switzerland; C/I = Cost/Income; C&IC = Corporate and Institutional Clients; CIC = Corporate & Institutional Clients; CLO = Collateralized Loan Obligation; CRO = Chief Risk Officer; CSAM = Credit Suisse Asset Management; DCM = Debt Capital Markets; DevOps = Development-to-Operations; DPS = Dividend Per Share; E = Estimate; EAM = External Asset Manager; ECA = Export Credit Agency; ECM = Equity Capital Markets; E&E = Entrepreneurs & Executives;EMEA = Europe, Middle East & Africa; ESG = Environmental Social and Governance; Est. = Estimate; EU = European Union; Excl. = Exclude; FID = Fixed Income Department; FI&WM = Fixed Income Wealth Management; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; FY = Full Year; GC = General Counsel; GCP = Global Credit Products; GM = Global Markets; GMV = Gross Market Value; GYB = Global Yield Balanced; HLG = High Level Group; HR = Human Resources; HY = High Yield; IAF = Impact Advisory & Finance; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; IBOR = Interbank Offer Rate; IFC = International Finance Corporation; IG = Investment Grade; ILS = Insurance-Linked Strategies; IMM = Internal Model Method;incl. = including; IPO = Initial Public Offering; IRB = Internal Ratings-Based Approach; IT = Information Technology; ITS = International Trading Solutions;IWM = International Wealth Management; LDI = Liability-driven investments; Lev Fin = Leveraged Finance; LTD = Long-term debt; LTM = Last Twelve Months; LTV = Loan to Value; M&A = Mergers & Acquisitions; MREL = Minimum Requirement for own funds and Eligible Liabilities; NIG = Non investment grade;NNA = Net new assets; NRI = Non-resident Indians; Op Risk = Operational Risk; OTC = Over the Counter; p.a. = per annum; PB = Private Banking;PB&WM = Private Banking & Wealth Management; PC = Private Clients; PD = probability of default; p.p. = percentage points; PTI = Pre-tax income;QIS = Quantitative Investment Strategies; QoQ = Quarter over Quarter; QT = Quantitative Trading; RBL = Reserve Based Lending; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE= Return on Tangible Equity; RSA = Revenue Sharing Agreement; RWA = Risk-weighted assets;SA-CCR = Standardized Approach to Counterparty Credit Risk; SBL = Share Backed Lending; SCP = Strategic Client Partner; SEA = South East Asia;SME = Small and Medium-Sized Enterprises; SNB = Swiss National Bank; SoW = Share of Wallet; SP = Securitized Products; STBs = Sustainable Transition Bonds; SUB = Swiss Universal Bank; TBVPS = Tangible book value per share; TLAC = Total Loss-Absorbing Capacity; TLOF = Total Liabilities and Own Funds; TMT = Technology, Media and Telecommunications; (U)HNW(I) = (Ultra) High Net Worth (Individuals); U/W = Underwriting; US GAAP = United States Generally Accepted Accounting Principles; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

   Credit Suisse Investor Day 2019Driving revenue growth in Wealth Management  Philipp Wehle, CEO International Wealth ManagementHelman Sitohang, CEO Asia PacificThomas Gottstein, CEO Swiss Universal BankDecember 11, 2019

 2  December 11, 2019  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 11, 2019 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Cautionary statements relating to interim financial informationThis presentation contains certain unaudited interim financial information for the fourth quarter of 2019. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2019 or the full year 2019 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the full year 2019. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2019 and full year results will be included in our 4Q19 Earnings Release and our 2019 Annual Report. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results as well as return on regulatory capital, return on tangible equity and tangible book value per share (which are based on tangible shareholders’ equity). Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on December 11, 2019. All Investor Day presentations are available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity (also known as tangible book value), a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA. References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesThis presentation contains certain material prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. Certain information has been derived from internal management accounts.  Disclaimer

 International Wealth Management  3  December 11, 2019

IWM APAC SUB

IWM Northern Europe
Continue growing a successful franchise

Overview

AuM: CHF ~75 bn[1]
as of end of 3Q19


Singapore
Focus markets IWM Northern Europe
Focus markets IWM Southern Europe (for reference)
Local presence
International hub

Turnaround journey FY16-18

- **> CHF 100 mn** absolute PTI increase
- **> CHF 10 bn** cumulative NNA
- **> 100 RMs and specialists** hired[2]

1 Rounded to nearest 5 bn 2 Gross hiring 3 Strategic Client Partners

Well positioned for future growth

Proximity
- **Covering 11 markets** with local presence in 5 countries
- Constantly evaluating opportunities for **footprint expansion**
- Seek to **attract top performing RMs and specialists**

Global capabilities
- **Integrated delivery of bespoke solutions**
- **Targeted book planning** involving experts across the bank

Systematic approach
- **Regional SCPs**[3] **co-developing strategic clients**
- Enhanced **focus on UHNW / entrepreneur clients**
- **Proactive engagement** based on client needs

CREDIT SUISSE Driving revenue growth in Wealth Management December 11, 2019 4

IWM APAC SUB

IWM Emerging Europe
Driving growth from deeper reach into emerging markets

Overview

AuM: CHF ~55 bn[1]
as of end of 3Q19


Singapore
Focus markets
Local presence
International hub

Performance FY16-18

Revenue growth	**+35%**
PTI growth	**+60%**

Opportunity

Russia

- Access to ~**75% of 'Forbes 100'**[2]
- **#1 international bank** with strong positioning in (U)HNWI segment (~6% expected p.a. wealth pool growth to 2023[3])

Israel

- Growing **UHNW wealth pool** (8% p.a. growth outlook in UHNW wealth to 2023[3])
- **Accelerating investment banking market** (~29% fee pool CAGR '16-'18[4])

Central Asia

- Wealth creation process **fueled by infrastructure spend**
- Growing **corporate lending** and **investment banking** activity

Priorities

Russia:
- Grow share of wallet with dedicated **coverage and management focus**
- Accelerate (U)HNWI client acquisition **with net RM hiring**

Israel:
- Intensify **collaboration** with local IBCM capabilities
- Further **leverage IBCM global technology industry team**

Central Asia:
- Partner with firm-wide **lending and IBCM capabilities**
- Leverage distinctive **export and project finance** solutions

1 Rounded to nearest 5 bn 2 Excl. clients with onboarding restrictions 3 Oliver Wyman Wealth Management Pool, 2019 4 Dealogic, 2019; IBCM Israel analysis

Credit Suisse Driving revenue growth in Wealth Management December 11, 2019 5

IWM APAC SUB

Structured Transactions Group
Unlocking clients' wealth across asset classes

Examples

Structured Lombard

Financing against financial assets

Bespoke lending solutions for PB clients

Structured Lending

Financing against non-financial assets

Single Stock Financing for Generational Wealth Transfer

- European UHNW entrepreneur client, founder of internationally successful retail business
- Need to transfer control of holding company to next generation
- Credit Suisse provided client's children a 5-year loan facility backed by majority stake in holding company to purchase preferred shares and ensure transfer of control
- Pledge of proceeds reinvested with Credit Suisse in portfolio of liquid securities

Syndicated Senior Facility

- Real Estate developer owned by strategic IWM client in Em. Markets (~CHF 1 bn AuM)
- Need for refinancing of existing debt and fresh liquidity for new infrastructure projects
- Multi-collateral financing, including assignment over 3rd party corporate receivables and mortgages over land – Credit Suisse as lead arranger of entire facility
- Strengthened PB relationship to beneficial owner with further NNA inflow for Credit Suisse

Embedded risk management culture

- Experienced team structuring and **managing risks throughout the transaction lifecycle**
- **Risk-based assessment** on transactional level (e.g. syndication, insurance)
- Strong risk management processes and **regular interactions with control functions**
- Focus on **suitability and enforcement of collateral**

CREDIT SUISSE

Driving revenue growth in Wealth Management

December 11, 2019

6

 Asia Pacific  7  December 11, 2019

   Growing PB franchise in large APAC wealth markets  8  December 11, 2019  North Asia  South Asia  APAC PB Assets under Managementin CHF bn  10%  ~8%  ~10%    Broad-based asset growth  CAGR (9M16-9M19)  1 Dealogic for November 28, 2019 YTD (APAC ex-Japan, ex-China Onshore) 2 Internal management estimate based on Credit Suisse APAC business scope, including offshore and onshore business where relevant. 3 Oliver Wyman Wealth Management Market Sizing Model 2019 - Financial assets of > USD 1 mn held by a private individual                                                                                                                                                                                                                                                                                              U/HNW wealth3 (CAGR ’18-23E)  Foreign PB AuM rank2  Gr. China  SEA & frontier markets  India  Australia  Adv. & U/W SoW rank1      Top 3  +12%  #3    Top 3  +9%  #3    Top 2  +7%  #1    Top 2  +5%  #5  Japan    Top 2  +3%  niche  Korea    n/a  +6%  #5  IWM  SUB  APAC

IWM APAC SUB

Differentiated Credit Suisse setup in Thailand

New PB market example

Attractive market with strong CS starting position

- **Fast growing** onshore wealth, esp. U/HNWI and Entrepreneurs
- **#2 IBCM** share of wallet[1]
- **Leading Cash EQ franchise**
- Solid Thailand **PB offshore**

Regulatory opening permitting onshore PB advisory

+ **Lean setup** with advisory license and onshore RMs
+ **Low cost model**, leveraging Singapore platform / infrastructure
+ **Global value proposition** / offering for domestic clients

Delivering holistic franchise success

Assets under Management
illustrative


Onshore AuM
Referrals to PB offshore
Referrals to AM
Franchise value

1 Dealogic as of November 28, 2019

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Driving revenue growth in Wealth Management
December 11, 2019
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   Client example: South Asia UHNW / Entrepreneur family  10  December 11, 2019  2006  2012  2014  2016  2018  2019  Family Trust    PB NNA inflow  2nd Gen. PB account open  ESG compliant mandates  PB NNA inflow    Multi generational CS client relationship    Client profile  Family Founder  1st Generation  2nd Generation  Partner  CS relationship started  M&A  Bond Mandate Solutions  Bond issuance  Sibling  Wife  …  3rd Generation  …  Block trade  M&A  Client AuM1CHF >1 bn  1 As of October 31, 2019  Partner  IWM  SUB  APAC

IWM APAC SUB

Our integrated model strengthens client engagement

Strong growth across client segments


PB revenue
in CHF bn
CAGR
(9M16-9M19)
1.37
11%
1.00
~13%
UHNW
HNW
/ Rest
~9%
9M16
9M19[1]

Holistic wealth advisory …

	AuM Oct19 YoY
CS Invest	+31%
Discretionary Mandates	+17%
Fund Solutions	+16%

…complemented with tailored solutions

APAC IBCM / Markets collaboration for corporate advisory and solutions
(e.g., M&A, ECM, financing)

Joint product launches with ATS
(e.g., GYB Pronotes, SPARK tracker)

Institutional solutions for UH-Trading
(e.g., Prime Services for PB, Investor Products)

Deliver enhanced RM productivity…


PB Rev/RM
in CHF mn
Total
2018
2.8
1.4X
2015
2.0
RM tenure (in yrs)
Y0-1
Y1-2
Y2-3
Y3+

…and industry-leading asset origination


11%
8%
8%
(2)%
(2)%
AuM / RM Growth for Top 5 AuM Banks[2]
CAGR 2015 – 2018

1 3Q19 includes CHF 98 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in APAC PB within WM&C 2 Asian Private Banker. Peer set represents Top 5 banks by AuM in 2018

CREDIT SUISSE Driving revenue growth in Wealth Management December 11, 2019 11

         Our advisory and solutions focus serves clients through their wealth journey  12  Wealth Building  Wealth Preservation  Wealth Transfer  ATS: Tailored financing solutions (e.g. bridge loan)  APAC IBCM: Strategic advisory (e.g. cross-border M&A)  APAC IBCM: Monetization / liquidity events (e.g. IPOs)  ATS: Family office, institution-like offering (e.g. Prime Services, Loan/Bond re-packaging)   Integrated coverage for business/corporate needs  PB offering for wealth    ATS: Structured credit, portfolio securitization   Holistic PB offering (CS House view, asset allocation, wide range of investment products, Lombard loans)  Trust setup  Sustainable & Impact Investing  Philanthropy advisory  Family Governance, Succession Planning  December 11, 2019  IWM  SUB  APAC

   Client example: North Asia UHNW / Entrepreneur client   13  December 11, 2019  Client revenue growth (YTD’191 YoY) +250%  2014  2015  2016  2017  2018  2019  IPOEquity Derivatives  Bond issuanceEquity private placementBlock trade  Advisory services Term loanShare buyback  FX exotics trade  Financial advisory  IPO     PB Share-backed loanPB NNA inflow  PB Share-backed loan  Client NNA (YTD’191) CHF 0.7 bn  1 as of November 8, 2019  IWM  SUB  APAC

 Swiss Universal Bank  14  December 11, 2019

IWM APAC SUB

Dedicated client coverage for our wealth management clients in Switzerland

Region overview



Private Client segmentation[1]

- UHNWI / Premium Clients
- HNWI
- E&E
- Affluent
- Direct Banking

- **Broad client base across Switzerland**, served through 146 branches[2]
- Organized across **11 regions**
- **Tailored offering** by current large client centric **organization**

>**610**	Relationship managers
~**75**	Executive & Entrepreneur relationship managers
>**560**	Cash service employees
~**200**	Mortgage experts
~**45**	Investment consultants
~**90**	Wealth planning specialists

Financial metrics

15%	average annual PTI growth[3]
-9%	FTE decrease[4]
~17bn	absolute client business volume increase[5]

Client business volume[5]


2016
2017
2018
9M19

1 Based on client wealth 2 Including Neue Aargauer Bank branches 3 PTI CAGR from 2015-2018, relating to Private & Wealth Management Clients business area (P&WMC) 4 9M16-9M19 P&WMC 5 2016-9M19 P&WMC, includes assets under management, asset under custody and net loans

CREDIT SUISSE Driving revenue growth in Wealth Management December 11, 2019 15

IWM APAC SUB

Attraction of new volume demonstrates right positioning

Net new assets


+88%
2016
2017
2018
9M19

Lending volume


+3%
2016
2017
2018
9M19

How we achieved it

- Increase **Net Promoter Score**[1] by driving a strong and proactive client centric organization
- Regional RM and Expert **set-up** combined with **true leadership** culture
  - to ensure client proximity
  - to deliver holistic advice
- **~90 Wealth Planning Experts** addressing pension needs
- Leverage Mortgage Experts and enhance **digital offering**

Sources for growth

- **Organic growth** of current already substantial market share in private client business
- Secure share in expected **CHF 30 bn pension flows** until 2023[2]
- Participate in **E&E market** expected growth of **10%** until 2023[3]
- Participate in **mortgage market** expected growth of **3%**[4]

1 Used to calculate the likelihood of a referral 2 Federal Statistical Office, New pension statistics 2019 3 Source: Boston Consulting Group, Global Wealth Report 2018 and Credit Suisse internal estimates
4 Internal forecast for 2020 by Credit Suisse, Swiss Real Estate Economics

CREDIT SUISSE Driving revenue growth in Wealth Management December 11, 2019 16

IWM APAC SUB

Discretionary solutions are the core solution for our clients

Discretionary solutions


Discretionary solutions assets
5% CAGR[1]
Net sales discretionary solutions
2016
2017
2018
9M19

Distribution of sales results

Gross sales by RM; 9M19


Average

Solution & potential

- Discretionary solutions' **added value**
  - Top quartile performance
  - House View implemented
  - Free up RM time
  - Risk management, client suitability & appropriateness ensured
  - Expected margin increase of >100bps[2]
- **+15%** increase of discretionary solutions assets through net sales (since 2015)
- **8bn** growth potential in discretionary solutions by moving penetration to average **30%** (current 22%[3])
  - Top team at 41%
  - Top RMs above 50%

Our approach

- **Scorecard evolution**
  From volume driven to full revenue focus (high revenue weight)
- **Cash conversion**
  Reduce high cash quota in lower client segment
- **Mass effect**
  Broadening sales by activating more than **685 RMs**
- **Negative interest rates**
  in CH market can drive investment momentum

1 2016 – 9M19, CAGR of discretionary solutions assets 2 Expected margin uplift of discretionary solutions compared to CHF cash positions 3 Internal data as of September 30, 2019

CREDIT SUISSE Driving revenue growth in Wealth Management December 11, 2019 17

     18  December 11, 2019  Navigating through negative interest rate environment  Early focus on deposit profitability in C&IC…  C&IC net interest income in CHF bn    Key measures to mitigate recent yield curve pressure…    Interest rates applicable  >2 mn: -75 bps  >1 mn: -40 bps  56  Net loans in CHF bn  …was key in stabilizing our net interest income  …and further opportunities in 2020  Put cash to work (discretionary mandates, fund solutions and alternative investments)Opportunity to prudently grow loan bookConstantly monitoring market dynamics with potential further threshold / rate adjustment  Rate adjustments  Threshold adjustments  Apr/May 2015  1st wave of negative rates  Threshold adjustment  Dec 2017    Feb 2019  Nov 2019                    56    Corporate & Institutional Clients  Private Clients  Standard pricing from Nov 15, 2019  SNB tiering change from Nov 1, 2019  2  1  IWM  SUB  APAC

 Appendix  19  December 11, 2019

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of the CEO and CFO Investor Day 2019 presentations, published on December 11, 2019
- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 capital, CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation for periods prior to 2019 are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business

Specific notes

* Following the successful completion of our restructuring program in 2018, we updated our calculation approach for adjusted operating cost base at constant FX rates. Beginning in 1Q19, adjusted operating cost base at constant FX rates includes adjustments for major litigation provisions, expenses related to real estate disposals and business sales as well as for debit valuation adjustments (DVA) related volatility and FX, but not for restructuring expenses and certain accounting changes. Adjustments for FX apply unweighted 2018 currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Under the current presentation, adjusted operating cost base at constant FX rates for periods prior to 1Q19 still include adjustments for restructuring expenses and a goodwill impairment taken in 4Q15, but no longer include an adjustment for certain accounting changes. Beginning in 1Q20, adjustments for FX will apply unweighted 2019 currency exchange rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity is based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-4Q17, tangible shareholders' equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-1Q18, tangible shareholders' equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 42,540 mn as presented in our balance sheet. For end-2Q18, tangible shareholders' equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 43,470 mn as presented in our balance sheet. For end-3Q18, tangible shareholders' equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet. For end-4Q18, tangible shareholders' equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,922 mn as presented in our balance sheet. For end-1Q19, tangible shareholders' equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders' equity of CHF 43,825 mn as presented in our balance sheet. For end-2Q19, tangible shareholders' equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders' equity of CHF 43,673 mn as presented in our balance sheet. For end-3Q19, tangible shareholders' equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 45,150 mn as presented in our balance sheet. Shares outstanding were 2,550.3 mn at end-4Q17, 2,552.4 mn at end-3Q18, 2,550.6 mn at end-4Q18 and 2,473.8 mn at end-3Q19.

CREDIT SUISSE Driving revenue growth in Wealth Management December 11, 2019 20

 21  December 11, 2019  Notes (2/2)  Abbreviations  ABL = Asset Based Lending; Abs. = Absolute; Adj. = Adjusted; AFG = Asia Pacific Financing Group; AM = Asset Management; Ann. = Annualized;APAC = Asia Pacific; Approx. = Approximately; ARC = Asset Risk Consultants; ARU = Asset Resolution Unit; ATS = APAC Trading Solutions; AuM = Assets under Management; Avg.= Average; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BfE = Bank for Entrepreneurs; BHC = Bank Holding Company; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CC = Corporate Center; CCO = Chief Compliance Officer; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1;CH = Switzerland; C/I = Cost/Income; C&IC = Corporate and Institutional Clients; CIC = Corporate & Institutional Clients; CLO = Collateralized Loan Obligation; CRO = Chief Risk Officer; CSAM = Credit Suisse Asset Management; DCM = Debt Capital Markets; DevOps = Development-to-Operations; DPS = Dividend Per Share; E = Estimate; EAM = External Asset Manager; ECA = Export Credit Agency; ECM = Equity Capital Markets; E&E = Entrepreneurs & Executives;EMEA = Europe, Middle East & Africa; ESG = Environmental Social and Governance; Est. = Estimate; EU = European Union; Excl. = Exclude; FID = Fixed Income Department; FI&WM = Fixed Income Wealth Management; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; FY = Full Year; GC = General Counsel; GCP = Global Credit Products; GM = Global Markets; GMV = Gross Market Value; GYB = Global Yield Balanced; HLG = High Level Group; HR = Human Resources; HY = High Yield; IAF = Impact Advisory & Finance; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; IBOR = Interbank Offer Rate; IFC = International Finance Corporation; IG = Investment Grade; ILS = Insurance-Linked Strategies; IMM = Internal Model Method;incl. = including; IPO = Initial Public Offering; IRB = Internal Ratings-Based Approach; IT = Information Technology; ITS = International Trading Solutions;IWM = International Wealth Management; LDI = Liability-driven investments; Lev Fin = Leveraged Finance; LTD = Long-term debt; LTM = Last Twelve Months; LTV = Loan to Value; M&A = Mergers & Acquisitions; MREL = Minimum Requirement for own funds and Eligible Liabilities; NIG = Non investment grade;NNA = Net new assets; NRI = Non-resident Indians; Op Risk = Operational Risk; OTC = Over the Counter; p.a. = per annum; PB = Private Banking;PB&WM = Private Banking & Wealth Management; PC = Private Clients; PD = probability of default; p.p. = percentage points; PTI = Pre-tax income;QIS = Quantitative Investment Strategies; QoQ = Quarter over Quarter; QT = Quantitative Trading; RBL = Reserve Based Lending; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE= Return on Tangible Equity; RSA = Revenue Sharing Agreement; RWA = Risk-weighted assets;SA-CCR = Standardized Approach to Counterparty Credit Risk; SBL = Share Backed Lending; SCP = Strategic Client Partner; SEA = South East Asia;SME = Small and Medium-Sized Enterprises; SNB = Swiss National Bank; SoW = Share of Wallet; SP = Securitized Products; STBs = Sustainable Transition Bonds; SUB = Swiss Universal Bank; TBVPS = Tangible book value per share; TLAC = Total Loss-Absorbing Capacity; TLOF = Total Liabilities and Own Funds; TMT = Technology, Media and Telecommunications; (U)HNW(I) = (Ultra) High Net Worth (Individuals); U/W = Underwriting; US GAAP = United States Generally Accepted Accounting Principles; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 Credit Suisse Investor Day 2019Increasing profitability across ourMarkets activities  Brian Chin, CEO Global MarketsDavid Miller, CEO Investment Banking & Capital Markets December 11, 2019

 Disclaimer  2  December 11, 2019  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 11, 2019 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Cautionary statements relating to interim financial informationThis presentation contains certain unaudited interim financial information for the fourth quarter of 2019. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2019 or the full year 2019 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the full year 2019. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2019 and full year results will be included in our 4Q19 Earnings Release and our 2019 Annual Report. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results as well as return on regulatory capital, return on tangible equity and tangible book value per share (which are based on tangible shareholders’ equity). Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on December 11, 2019. All Investor Day presentations are available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity (also known as tangible book value), a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA. References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesThis presentation contains certain material prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. Certain information has been derived from internal management accounts.

  Speakers   Hosts  3  December 11, 2019  Presenters Increasing profitability across our Markets activities  David MillerCEO Investment Banking & Capital Markets  Brian ChinCEO Global Markets  Paul GaliettoGlobal Head of Equities   Michael EbertCo-head of ITS and Global Head of Equity Derivatives  Yves- AlainSommerhalderCo-head of ITS and Global Head of FI&WM Products and Head of ATS  Jay KimGlobal Head of Securitized Products  Jeff CohenHead of Global Credit Products

    Increasing profitability across our Markets activities  4  December 11, 2019  Agenda     Global Markets   Brian Chin Paul Galietto Michael Ebert & Yves-Alain Sommerhalder  APAC Trading Solutions   Yves-Alain Sommerhalder  Investment Banking & Capital Markets   David Miller  Q&A  All

 5  December 11, 2019  Global Markets is a key component of the Credit Suisse strategy

Global Markets serves Institutional, Corporate and WM clients with leading Fixed Income and Equities products

- Restructured Global Equities
- Revitalized e-trading offering
- Strategic partner to largest clients

- Reinvigorated Equity Derivatives
- Unique WM collaboration framework
- Full service Flow and Structured platform



Global Markets
Cash Equities & Prime Services
Credit
Equity Derivatives
Fixed Income & Wealth Management
Corporates
Wealth Management Clients
Institutional Clients

- Top-ranked Leveraged Finance[1] and Securitized Products businesses[2]
- Market-leading distribution capabilities
- Fully integrated platform

- Bespoke structured products for WM
- Optimized Rates and EM
- Refocused electronic FX for WM

International Trading Solutions (ITS)

Equities | Fixed Income

Develops and distributes products to clients in partnership with all divisions

APAC | IBCM | IWM | SUB

1 Dealogic as of September 30, 2019; Includes AMER and EMEA HY Bonds and Institutional Loans 2 Thomson Reuters as of September 30, 2019

CREDIT SUISSE Increasing profitability across our Markets activities December 11, 2019 6

 7  December 11, 2019  Global Markets has meaningfully improved revenues and profitability following the restructuring…  Net revenues in USD mn  1 Return on leverage exposure is a non-GAAP financial measure and calculated using income after tax applying an assumed tax rate of 30% and 3.5% of average leverage exposure based on USD 2 Return on RWA is a non-GAAP financial measure and calculated using income after tax applying an assumed tax rate of 30% and 10% of average RWA based on USD   Return on leverage exposure1  Return on RWA2  6%  4%  14%  9%  Operating expenses in USD mn  Pre-tax income in USD mn  -6%  +150%  +7%

     …by reducing its cost, capital and risk footprint…  Leverage exposure in USD bn  8  December 11, 2019    Total adjusted operating expenses in USD bn    -46%  RWA in USD bn  Value-at-Risk Trading book average one-day, 98% risk mgmt. VaR in CHF mn  -43%  -52%  -1.3 bn  Reduced Risk  Reduced Costs  Reduced Capital  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix of the CEO and CFO Investor Day presentations1 Figures for 3Q15 present financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015; on the basis of our current structure, the 3Q15 RWA and leverage exposure amounts for Global Markets are USD 63 bn and USD 313 bn, respectively  Reduced Capital  1  1

…while prioritizing stable, fee-based revenue streams

Diversified net revenue mix[1,2]…



Underwriting
Financing
Trading
13%
38%
49%
12%
48%
40%
9M15
9M19

Fee-based	51%	— +9 pp →	60%

…driving balanced growth across different cycles

60% of revenues from fee-based businesses

- Top-2 Leveraged Finance Underwriting franchise[3]
- Improved Prime Services Return on Assets[4]
- Built-out #1 ranked Asset Finance business[5]
- Grew Financing in ITS

Optimized trading business mix

- Reduced Rates footprint
- Invested in Equity Derivatives
- Maintained strength in GCP and SP trading

1 Percentages exclude GM Other and SMG revenues 2 Indexed to 100% of core business revenues in USD 3 Dealogic as of September 30, 2019; Includes AMER and EMEA HY Bonds and Institutional Loans
4 For 9M18 vs. 9M19 5 Thomson Reuters as of September 30, 2019

CREDIT SUISSE Increasing profitability across our Markets activities December 11, 2019 9

 10  December 11, 2019  353  582  460  2018 Avg: ~396  +229 bps  -122 bps  Elevated high yield credit spreads1  Lower U.S. 10 year rate3  Challenging primary activity across regions (cumulative Street fees4)  9M19 results achieved despite mixed market conditions, which are expected to persist  -22%  -15%  Leveraged Finance   2019  ECM   2018  Volatility and geopolitical uncertainty negatively impacted primary activity in 2019   Note: YTD as of September 30, 2019 1 Source: CS Plus 2 Source: Chicago Board Options Exchange 3 Source: U.S. Department of the Treasury 4 Source: Dealogic as of September 30, 2019 includes Americas and EMEA Street fees  Lev FinCM  ECM      2019YTD Avg: ~457  2018 Avg: ~2.9  2019YTD Avg: ~2.3  Continued low volatility environment (VIX)2  2018 Avg: ~16.7  36  25  37  2019YTD Avg: ~15.9

 These macro factors have reduced the Sales & Trading wallet  11  December 11, 2019  Macro & EM2  Credit  Securitization  Coalition Fixed Income Sales & Trading revenue pools1in USD bn   Coalition Equities Sales & Trading revenue pools1in USD bn   Total   1 Coalition as of November 2019 according to GM and APAC taxonomy 2 Includes G10 Rates, G10 FX and EM Macro 3 Total includes Futures and Options   Cash  Equity Derivatives  Prime Services  Total3   -8%  -6%  +12%  -21%  +2%  -12%  -10%  -2%  -22%  +17%  -13%  +6%  Down 13% vs. 2014-2017 average  -9%  -3%  +7%  -15%  2019 estimated on path to be down 11% vs 20181  Peak year: Up 1% vs. 2014-2017 average

In this environment, the restructured GM business model has outperformed…

Outperformed peers

Global Markets Fixed Income Sales & Trading[1]

Net revenues in USD terms, 9M19 YoY



+20%
-2%
CREDIT SUISSE[1]
Peers[2]

Global Markets Equity Sales & Trading[1]

Net revenues in USD terms, 9M19 YoY



+6%
-11%
CREDIT SUISSE[1]
Peers[2]

Despite market pressures

Market Pressures

- US HY spreads **up 100 bps YoY**
- US 10 yr of 1.68% **down 137 bps YoY**

- ECM activity[3] down **15% YoY**
- EMEA trading volumes[4] **down 18% YoY**

Resulting in share gains

#1 Credit Structured Notes[5]

#1 Asset Finance[7]

#2 Leveraged Finance Capital Markets[6]

#4 U.S. Prime Services[8]

#2 EMEA Prime Services[10]

#4 U.S. Cash Equities[9]

1 Relating to Global Markets only. Global Fixed Income Sales and Trading net revenues (across GM and APAC Markets) increased 16% in 9M19 YoY; Global Equity Sales and Trading net revenues (across GM and APAC Markets) decreased 1% YoY 2 Source: Company public disclosures. Includes Bank of America, Barclays, Citigroup, Goldman Sachs, JPMorgan Chase, Morgan Stanley, UBS and Deutsche Bank. Relating to Global Sales & Trading revenues in USD terms. For Equity Sales & Trading, Deutsche Bank not included as it exited that business as part of its strategic transformation as announced on July 7, 2019. 3 Dealogic as of September 30, 2019 4 Source: Based on Credit Suisse internal volumes and turnover 5 Source: Bloomberg as of October 2019 6 Dealogic as of September 30, 2019; Includes AMER and EMEA HY Bonds and Institutional Loans 7 Source: Thomson Reuters as of September 30, 2019 8 Source: Absolute Returns as of June 2019. Based on AuM 9 Source: Third Party competitive analysis as of 3Q19 10 Source: EuroHedge as of June 2019. Based on total AuM

CREDIT SUISSE Increasing profitability across our Markets activities December 11, 2019 12

 13  December 11, 2019  …while competitors have announced strategic changes  One bank exited Cash Equities and Equity Derivatives and three regional players reduced Cash Equities  One bank exited Prime Services      One bank reduced Macro footprint      Two banks announced plans to take a more narrow overall strategy in their market business      Remain invested; have already right-sized  Remain invested; have already right-sized      Remain invested; have already right-sized  Already streamlined model post the restructuring            CS restructuring already achieved the steps many banks are now taking, creating a competitive advantage  Market movements  CS position

 Attract and retain world class talent  14  December 11, 2019  Sustaining GM’s growth is a key focus for 2020+  Continue momentum in Equities   Maintain strength in SP and GCP  Build on ITS success to capture Wealth Management potential  Drive further collaboration, particularly in APAC Asset Finance and Equities              Product and platform strategy   Expand technology and data offering      Partner with APAC to deliver innovative international solutions  Expand WM client base, a key differentiator and growth engine  Continue to focus on client experience  Collaborate with IWM, SUB and IBCM to deliver products to core clients              Client and collaboration focus  Grow share with priority clients

 Credit   15  December 11, 2019

Market-leading GCP business continues to deliver strong results

Maintaining leading capital markets ranking while gaining share in trading

	2017	2018	9M19
Americas Institutional Loans[1]	1	2	2
Americas Leveraged Finance[1]	2	2	2
Global Leveraged Finance[1]	2	2	2

#1 Global Leveraged Finance Trading[2]

#1 Global High Yield Trading[2]

#5 Global Investment Grade Trading[2]

#2 Global Loans Trading[2]

Key achievements

- ✓ Top-2 Global Leveraged Finance capital markets franchise in 9M19[1]
- ✓ Best-in-class distribution platform is a differentiator
- ✓ 3Q19 best Global Investment Grade trading quarter since 1Q14
- ✓ Global financing growth initiatives up over 50% YoY
- ✓ Multi-year award winning franchise[3]

Strategic priorities and growth drivers

- Grow and evolve product offering
- Enhance client coverage and execution, including WM clients
- Partner with APAC to increase global distribution
- Invest in technology to support electronic trading
- Continue to grow Investment Grade franchise in partnership with IBCM

1 Dealogic as of September 30, 2019; Includes AMER and EMEA HY Bonds and Institutional Loans 2 Share of industry revenue pool ranks. Source: Coalition Competitor Analytics, 1H19. All ranks are based on the Coalition Index Banks (BofA, BARC, BNPP, Citi, DB, GS, JPM, MS, SG, and UBS) and results are analyzed according to Credit Suisse's internal business structure 3 Awards: Most Innovative Bank for Leveraged Finance (The Banker), 4th consecutive year and 5th time in the past six years and Americas Credit Derivatives House of the Year (GlobalCapital), 3rd consecutive year

CREDIT SUISSE Increasing profitability across our Markets activities December 11, 2019 16

Diversified SP platform retains top industry rankings: transformed business mix over time



Trading focused model
Transformed business model to focus on fee/accrual businesses
SP net revenue performance[1]
Target revenue zone
Trading
Fee / Accrual
'09-'11 Avg.
2012
2013
2014
2015
2016
2017
2018
9M19

Key achievements

- ✓ Maintained #1 Asset Finance ranking[2]
- ✓ Executed the most new issue transactions as bookrunner over the LTM[2]
- ✓ Introduced 13 inaugural issuers to the market, more than peers combined[2]
- ✓ Structuring agent of choice with most transactions as lead structurer[3]
- ✓ SP Asset Finance partnership with APAC grew 2x YoY[4]
- ✓ Renamed Most Innovative Bank for Securitization[5] and Overall Best Securitization Bank[6]

Strategic priorities and growth drivers

- Export platform and strategy to APAC
- Enhance partnership across IBCM
- Expand client continuum with early and mid stage companies
- Grow new and existing asset classes
- Establish capital and liquidity partners

1 Net Revenues exclude SP other and treasury 2 Thomson Reuters as of September 30, 2019; LTM represents last twelve months 3 Thomson Reuters as of September 30, 2019. Lead structurer for 88 transactions, the most among peers 4 Based on 2018 vs. 9M19 annualized 5 The Banker as of October 2019 6 Global Capital as of May 2019

CREDIT SUISSE
Increasing profitability across our Markets activities
December 11, 2019
17

 Equities  18  December 11, 2019

We continue to successfully grow the Equities franchise

GM Equities Sales & Trading and Underwriting net revenues[1]
in USD mn



+1%
1,585
1,599
Trading
+6%
Underwriting
-34%
9M18
9M19

Equities Trading wallet share[2]

6.9% → 7.7%
+75 bps

Achievements

- ✓ Improved market share across all three products: Prime, Cash and Equity Derivatives[3]
- ✓ Improved return on assets in Prime Services YoY
- ✓ Deployed new electronic platform, accelerating market share gains
- ✓ Matured derivatives offering with growth across products
- ✓ Maintained commitment to fundamental research and sharply improved Institutional Investor rankings[4]
- ✓ Participated in 4 out of the 5 largest US IPOs[5] in collaboration with IBCM

1 Includes sales and trading and underwriting and excludes APAC 2 Wallet share based on publically reported equities trading revenues from CS, BARC, BAC, JPM, GS, C, MS and UBS. Credit Suisse revenues include Global Markets and APAC Markets 3 Based on Coalition data for Prime Services and Equity Derivatives (9M19 vs. 9M18); Source: Third Party competitive analysis as of 3Q19 4 Based on Institutional Investor 2019 All-America Research Survey. Ranked teams grew to 16 from 12 in 2018 5 Dealogic as of September 30, 2019; relates to 9M19

CREDIT SUISSE
Increasing profitability across our Markets activities
December 11, 2019
19

 20  December 11, 2019  As per Investor Day 2018, execution is underway…  2018 Investor Day

…and we continue to strengthen our overall offering

Cash and Electronic
% U.S. AES market share (Vol)[1]


+41 bps
2Q19
3Q19

- ✓ Strengthen coverage and sales across product and geographies
- ✓ Newly deployed infrastructure supports rapid product innovation
- ✓ New algorithms and ultra low latency just now being deployed, anticipate accelerated market share gains based on 2020 product rollout

Prime Services
Return on assets[2]


+15 bps
9M18
9M19

- ✓ Substantial efficiencies realized through globally coordinated collateral funding teams
- ✓ Hard pivot to growth agenda based on attractive incremental returns
- ✓ Well positioned to manage Hedge Fund industry consolidation

Equity Derivatives
Equity Derivatives net revenues


+5%
9M18
9M19

- ✓ Expand Flow Trading with core institutional client base
- ✓ Create unique flows via risk recycling
- ✓ Scale up and deliver QIS

1 Based on market volumes and Credit Suisse internal volumes and turnover
2 Leverage based on period average

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Cash Equities is gaining momentum with clients globally


U.S.
Market share %
+24 bps
9M18
9M19
Market wallet Δ
-8%
Pan European
Market share %
+10 bps
9M18
9M19
-15%
Asia
Market share%
+25 bps
9M18
9M19
-16%
Global
Market share %
+16 bps
9M18
9M19
-12%

Source: Third Party competitive analysis as of 3Q19

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Stronger international collaboration is a key growth driver with Institutional, Wealth Management and Corporate clients

Global Equities client revenues



GM Equities
80%[1] overlap
APAC Equities

Global Markets / APAC Markets execution underway to grow pre tax income

- ✓ Established global inventory optimization process
- ✓ Integrating technology plans and systems, while reducing duplicative platforms
- ✓ Driving global client planning and prioritization
- ✓ Enhancing global advisory delivery

1 Represents 9M19 client revenues. Calculated as total client revenues from overlapping clients (across GM Equities and APAC Equities) divided by total Global Equities client revenues (GM Equities and APAC Equities)

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 ITS  24  December 11, 2019

 ITS is a cross-divisional product manufacturing and distribution platform for Wealth Management, Corporate & Institutional clients  25  December 11, 2019  International Trading Solutions (ITS)  Equity Derivatives  Fixed Income  Flow Derivatives   Structured Derivatives   Strategic Equity Derivatives  Macro (Rates, FX and EM)  Structured Credit & Financing  Investor Products   Cross Asset Execution & Agency Products

The model is working: ITS has delivered strong revenue growth

ITS net revenues
in USD mn



+28%
9M17
9M18
9M19

Achievements

- ✓ Implemented repeatable WM collaboration framework substantially increasing collaboration
- ✓ Grew Financing, Structured Credit and Investor Products collaboration with WM clients
- ✓ Repositioned the Macro and Emerging Markets trading businesses creating the path for profitable growth
- ✓ Invested in Execution Factory and grew electronic client base and increased STP rates
- ✓ Reinvigorated full-service Equity Derivatives offering
- ✓ Executed platform integrations creating cross regional scale and expense saves

Continued focus on growing share and connectivity with Institutional, Wealth Management and Corporate clients

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Continued momentum on increasing Structured Products offering to Wealth Management clients

CS Structured Products penetration of Private Banking clients in % of AuM


2.7%
2.9%
3.8%
4.8%
6.6%
2016[1]
2017[1]
2018[2]
3Q19[2]
Industry top-quartile[3]

Industry average[3]
in % of AuM

4.5% | 4.6% | 4.5%

1 Source: McKinsey private banking survey 2017. AuM represents UHNW, HNW and entry-HNW. Reflects the share of structured products and retail products as percent of AuM across IWM and SUB
2 Credit Suisse internal view leveraging McKinsey methodology. AuM represents UHNW, HNW and entry-HNW. Reflects the share of structured products and retail products as percent of AuM across IWM and SUB 3 Source: McKinsey private banking survey 2018. Industry represents HNW (vs. 8% reported in 2017 survey)

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 As ITS matures, further revenue upside expected  28  December 11, 2019  Deepen penetration with WM following existing “house view” delivery model  Expand distribution of OTC products to WM clients  Grow strategic equity solutions for both WM and corporate clients  Grow financing products via global syndication channels (in partnership with APAC)  Continue to focus on platform harmonization to increase scale  II  III  IV  I  V  Growth levers

 ATS  29  December 11, 2019

We established ATS in APAC to replicate success of ITS and leverage global connectivity

APAC focus areas

- **Accelerate capture** of APAC wealth opportunities
- **Institutional quality products** delivered via Wealth Management sales & execution
- Leverage Markets and Wealth Management distribution to **provide access to AFG deal flow**
- Disciplined **risk management**

ATS

(APAC Trading Solutions)

- EQ Solutions
- FID Solutions
- APAC Financing Group
- WM Sales & Execution
- Cash / Prime

Additional upside via connectivity with ITS, GM and IBCM



α
Growth via additional collaboration
Cohesive prime, Integrated FX, Coordinated Cash and research distribution
Primary Deals APAC-originated
Asset Finance (Securitized Products)
Rates, Investor Products
Equity Derivatives distribution
Leveraged Finance
Other Core Solutions products
ATS/GM/IBCM Collaboration

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Integrated approach creates opportunities to deliver tailored solutions

Client example #1

- **Strategic UHNW client in North Asia** seeking re-financing of a existing term loan facility

End-to-end collaboration creates alpha

Origination
- **IBCM**: Originated deal, leveraging strong relationship
- Introduced to **PB** for Trust services

Tailored Solutions
- **IBCM/ATS**: Senior secured loan
- **ATS**: Repackaged into a variety of structures (for various investors)

Distribution
- **ATS**: Distributed TRS & Leveraged Notes to institutional investors
- **PB**: Distributed CDS/CLN to PB U/HNW clients

Client example #2

- **Large UHNW client in North Asia** with sophisticated, institution-like needs, seeking higher returns from existing bond portfolio

Collaboration with Markets for PB clients

- SPV-issued Note **increasing post-leverage** return on client's existing portfolio
  - \+ **Higher leverage** freeing up client's capital and also resulting into **higher NNA**
  - \+ Stable 2-year structure, **fixing LTV for the term**
  - \+ Lock-in fixed rate term financing, **mitigating client's interest rate risk**

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     Further upside from regional / global collaboration opportunities  Support delivery of enhanced ATS and APAC divisional profitability         Accelerate capture of APAC wealth opportunities, leveraging ITS/IWM success  Strengthen intersection of Markets and Financing activity  Strengthen alignment and collaboration with Global Markets        Further improve risk management and capital velocity            $  Expect significant 2020 revenue opportunity from collaboration    32  December 11, 2019

 IBCM  33  December 11, 2019

IBCM, in partnership with APAC and SUB, is a leading Investment Banking franchise with strong global capabilities

Premier Private Equity franchise

Top 3 with Sponsors globally over the last 10 years[1]

Best in class Leveraged Finance capabilities

Top 2 rank globally over the last 10 years[1,2]

Leading IPO underwriter

Top 5 rank in IPOs globally over the last 10 years[1]

Preeminent advisor to Technology companies

Advised on 17 of the 20 largest global fee events over the last 10 years[1]

Top tier franchises in APAC and Switzerland

Number 1 rank in APAC and Switzerland in 2019[3]

APAC	IBCM	SUB
The Asset Asian Awards 2019 Triple A – BEST M&A ADVISOR: CHINA	The Banker Investment Banking Awards 2019 – MOST INNOVATIVE INVESTMENT BANK FOR LEVERAGED FINANCE	Euromoney Awards for Excellence 2019 – SWITZERLAND'S BEST INVESTMENT BANK
The Asset Asian Awards 2019 Triple A – BEST EQUITY ADVISOR: CHINA	Euromoney Awards for Excellence 2019 – WESTERN EUROPE'S BEST BANK FOR ADVISORY	2019 GlobalCapital Bond Awards – MOST IMPRESSIVE CORP. BOND HOUSE IN CHF

1 Source: Dealogic as of September 30, 2019 for the 2009–2018 period (Global perimeter) 2 Includes HY Bonds and Institutional Loans 3 Source: Dealogic as of September 30, 2019. APAC ex. Japan and ex. China onshore

CREDIT SUISSE Increasing profitability across our Markets activities December 11, 2019 34

IBCM's deep connectivity across divisions is core to Credit Suisse's integrated approach



Global Markets
IWM
IBCM
Collaboration
APAC
SUB

- ✓ IBCM delivers **Investment Banking expertise** to clients across the Credit Suisse platform
  - ✓ **~40% of IBCM originated business booked across the other 4 divisions**
- ✓ Strong connectivity with the **Ultra High Net Worth** segment **through** client **referrals** and **deal execution**
  - ✓ Deal revenue generated through **collaboration with Wealth Management up significantly** since 2016
- ✓ Continued expansion of core **partnership with Global Markets** through new areas of collaboration

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Following 3 years of strong performance, 9M19 results declined with mixed performance across products

9M19 results trending lower than historical performance…

2016-18 annual average
in USD mn

9M19
in USD mn



2,137
331
Net Revenues
PTI
1,240
-102
Net Revenues
PTI

…driven by mixed performance across core products

	9M19 IBCM Share of Wallet[1]	
M&A	2.9%	Loss of market share driven by 43% fewer large completed fee events[2] Underperformance in historically strong IBCM M&A franchises (e.g. Industrials, Sponsors)
ECM	4.1%	Top 6 rank in IPO and ECM[1]; involved in 4 of the 5 largest US IPOs[1] Under-representation in Healthcare (~25% of fee pool)[1]
Lev Fin	7.3%[3]	Top 2 rank overall[1] #1 rank with Sponsors[1] Street activity down 24% YoY[1]

1 Source: Dealogic as of September 30, 2019 (Americas & EMEA) 2 Reflects fee events above USD 15 mn 3 Includes HY Bonds and Institutional Loans

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For 2020, M&A performance expected to improve as IBCM pipeline rebuilds

Next year announced M&A pipeline[1]
Expected fees from announced transactions


2017 - 2019 Avg.
2019
2020

- M&A growth strategy supported by new initiatives
  - Leverage expanded Technology and Healthcare footprint to capture share (33% of fee pool[2])
  - Enhanced sell-side initiative, in particular Sponsors exits
  - Reinvigorate large cap coverage effort
- IBCM 2020 pipeline up substantially YoY and vs the 3-yr average[1]
  - Tech and Healthcare represent 1/3 of the announced pipeline

charles SCHWAB	ELDORADO RESORTS	DIGITAL REALTY	BAYER	Mellanox
Acquisition of TD Ameritrade	Acquisition of Caesars Entertainment	Combination with Interxion	Sale of Animal Health business unit to Elanco Animal Health	Sale to NVIDIA
~USD 26 bn	**USD 17.3 bn**	**USD 8.4 bn**	**USD 7.6 bn**	**USD 6.9 bn**
Financial Advisor	Financial Advisor	Financial advisor	Financial Advisor	Financial Advisor
Pending	Pending	Pending	Pending	Pending

1 Reflects pipeline as of December 3 in the prior year 2 Source: Dealogic as of December 3, 2019

CREDIT SUISSE Increasing profitability across our Markets activities December 11, 2019 37

 Credit Suisse consistent, best in class Leveraged Finance and Sponsors franchise, despite a challenging market environment…   2013  Americas Institutional Loans1  Americas Leveraged Finance1,2  IBCM Leveraged Finance1,2,3  SoW %  Rank  1  11.7%  1  11.9%  2  8.7%  3  9.5%  9.8%  3  10.1%  3  1  11.9%  1  11.5%  2  9.6%  1  8.5%  10.4%  1  8.9%  2  9.8%  1  8.4%  2  8.9%  2  8.7%  2  8.1%  2  8.6%  2  9.4%  2  7.3%  2  7.9%  2  #1 rank in Leveraged Finance with Sponsors globally over the last 10 years1,2,4 Advised all of the top 100 Sponsors globally over the last 10 years1,4  “Most Innovative Bank for Leveraged Finance” at The Banker Investment Banking Awards (awarded 5 out of 6 years running)  Awards  38  December 11, 2019  2014  SoW %  Rank  2015  SoW %  Rank  2016  SoW %  Rank  2017  SoW %  Rank  2018  SoW %  Rank  9M19  SoW %  Rank  1 Source: Dealogic as of September 30, 2019 2 Includes HY Bonds and Institutional Loans 3 Includes Americas & EMEA 4 2009–9M19

 …well-positioned to capture expected growth in buyout activity supported by record levels of Private Equity dry powder  39  December 11, 2019  IBCM’s leading Sponsors franchise is ideally positioned to capture growth from Private Equity across all products…  …and is aligned with IBCM’s Infrastructure Coverage to expand market share     Global Infrastructure Dry Powder4 in USD bn  +2.9x  Global Private Equity Dry Powder1 in USD bn  +2.1x  Dry powder of Global Infrastructure funds nearly tripled since 2010Over 75% of infrastructure dry powder raised by private equity funds  1 Source: Preqin as of December 2, 2019; reflects undrawn private equity commitments targeted for buyouts, growth, venture and mezzanine 2 Source: Credit Suisse calculation assuming 40% equity contribution and USD 1.3 trn Private Equity dry powder as of December 2, 2019 3 Source: Dealogic for the 2016-9M19 period 4 Source: Preqin as of November 30, 2019  M&A & ECM as a percent of total Sponsors Street fees3  Total global purchasing power2 in USD tn  Lev Fin (60%)  3.3  1.3  Private Equity (40%)  M&A/ECM Exit Street fees3Annual average in USD bn   +16%

 IBCM’s investment plan in high beta sectors nearing completion    Investment in Tech and Healthcare expected to drive IBCM revenue growth  IBCM expanded the coverage footprint in 2019, with incremental hires planned for 2020 to support growth in M&A and ECM Momentum in Technology with a Top 5 rank in 9M192Momentum in Healthcare with several large announced M&A transactions in 2019, including: CHF 10 bn sale of Nestle’s skin health businessUSD 8 bn sale of Bayer’s animal health businessUSD 7 bn 3M acquisition of Acelity  40  December 11, 2019  1 Source: Dealogic as of December 3, 2019 (Americas & EMEA) 2 Source: Dealogic as of September 30, 2019 (Americas & EMEA)  Tech and Healthcare now generate 30% of the IBCM Street fee pool1  25%  24%  28%  30%  Tech  HC  Rest of Street  2019YTDStreet Run-Rate vs. 2016  +32%  +13%  +22%  Tech + HC  % of 9M19 fee pool33% of M&A 43% of ECM43% of Lev Fin    Tech + Healthcare as a % of total product Street fees1  24%  42%  33%

Key takeaways

- IBCM franchise is core to Credit Suisse's strategy, with ~40% of IBCM originated business booked across the other 4 divisions
- Following 3 years of strong performance, 9M19 performance is mixed in the context of a challenging market environment
- Going into 2020, IBCM ambition is to reinvigorate revenue generation to deliver profitable growth through the cycle
- Key areas of focus are:
  - Grow M&A: early read of the pipeline suggests meaningful improvement in 2020
  - Replicate Sponsors' success in Leveraged Finance in M&A and ECM
  - Gain share in high beta Tech and Healthcare sectors from recent investments

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 Appendix  42  December 11, 2019

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of the CEO and CFO Investor Day 2019 presentations, published on December 11, 2019
- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 capital, CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation for periods prior to 2019 are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business

Specific notes

* Following the successful completion of our restructuring program in 2018, we updated our calculation approach for adjusted operating cost base at constant FX rates. Beginning in 1Q19, adjusted operating cost base at constant FX rates includes adjustments for major litigation provisions, expenses related to real estate disposals and business sales as well as for debit valuation adjustments (DVA) related volatility and FX, but not for restructuring expenses and certain accounting changes. Adjustments for FX apply unweighted 2018 currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Under the current presentation, adjusted operating cost base at constant FX rates for periods prior to 1Q19 still include adjustments for restructuring expenses and a goodwill impairment taken in 4Q15, but no longer include an adjustment for certain accounting changes. Beginning in 1Q20, adjustments for FX will apply unweighted 2019 currency exchange rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity is based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-4Q17, tangible shareholders' equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-1Q18, tangible shareholders' equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 42,540 mn as presented in our balance sheet. For end-2Q18, tangible shareholders' equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 43,470 mn as presented in our balance sheet. For end-3Q18, tangible shareholders' equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet. For end-4Q18, tangible shareholders' equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,922 mn as presented in our balance sheet. For end-1Q19, tangible shareholders' equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders' equity of CHF 43,825 mn as presented in our balance sheet. For end-2Q19, tangible shareholders' equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders' equity of CHF 43,673 mn as presented in our balance sheet. For end-3Q19, tangible shareholders' equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 45,150 mn as presented in our balance sheet. Shares outstanding were 2,550.3 mn at end-4Q17, 2,552.4 mn at end-3Q18, 2,550.6 mn at end-4Q18 and 2,473.8 mn at end-3Q19.

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43

 Notes (2/2)  44  December 11, 2019  Abbreviations  ABL = Asset Based Lending; Abs. = Absolute; Adj. = Adjusted; AFG = Asia Pacific Financing Group; AM = Asset Management; Ann. = Annualized;APAC = Asia Pacific; Approx. = Approximately; ARC = Asset Risk Consultants; ARU = Asset Resolution Unit; ATS = APAC Trading Solutions; AuM = Assets under Management; Avg.= Average; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BfE = Bank for Entrepreneurs; BHC = Bank Holding Company; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CC = Corporate Center; CCO = Chief Compliance Officer; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1;CH = Switzerland; C/I = Cost/Income; C&IC = Corporate and Institutional Clients; CIC = Corporate & Institutional Clients; CLO = Collateralized Loan Obligation; CRO = Chief Risk Officer; CSAM = Credit Suisse Asset Management; DCM = Debt Capital Markets; DevOps = Development-to-Operations; DPS = Dividend Per Share; E = Estimate; EAM = External Asset Manager; ECA = Export Credit Agency; ECM = Equity Capital Markets; E&E = Entrepreneurs & Executives;EMEA = Europe, Middle East & Africa; ESG = Environmental Social and Governance; Est. = Estimate; EU = European Union; Excl. = Exclude; FID = Fixed Income Department; FI&WM = Fixed Income Wealth Management; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; FY = Full Year; GC = General Counsel; GCP = Global Credit Products; GM = Global Markets; GMV = Gross Market Value; GYB = Global Yield Balanced; HLG = High Level Group; HR = Human Resources; HY = High Yield; IAF = Impact Advisory & Finance; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; IBOR = Interbank Offer Rate; IFC = International Finance Corporation; IG = Investment Grade; ILS = Insurance-Linked Strategies; IMM = Internal Model Method;incl. = including; IPO = Initial Public Offering; IRB = Internal Ratings-Based Approach; IT = Information Technology; ITS = International Trading Solutions;IWM = International Wealth Management; LDI = Liability-driven investments; Lev Fin = Leveraged Finance; LTD = Long-term debt; LTM = Last Twelve Months; LTV = Loan to Value; M&A = Mergers & Acquisitions; MREL = Minimum Requirement for own funds and Eligible Liabilities; NIG = Non investment grade;NNA = Net new assets; NRI = Non-resident Indians; Op Risk = Operational Risk; OTC = Over the Counter; p.a. = per annum; PB = Private Banking;PB&WM = Private Banking & Wealth Management; PC = Private Clients; PD = probability of default; p.p. = percentage points; PTI = Pre-tax income;QIS = Quantitative Investment Strategies; QoQ = Quarter over Quarter; QT = Quantitative Trading; RBL = Reserve Based Lending; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE= Return on Tangible Equity; RSA = Revenue Sharing Agreement; RWA = Risk-weighted assets;SA-CCR = Standardized Approach to Counterparty Credit Risk; SBL = Share Backed Lending; SCP = Strategic Client Partner; SEA = South East Asia;SME = Small and Medium-Sized Enterprises; SNB = Swiss National Bank; SoW = Share of Wallet; SP = Securitized Products; STBs = Sustainable Transition Bonds; SUB = Swiss Universal Bank; TBVPS = Tangible book value per share; TLAC = Total Loss-Absorbing Capacity; TLOF = Total Liabilities and Own Funds; TMT = Technology, Media and Telecommunications; (U)HNW(I) = (Ultra) High Net Worth (Individuals); U/W = Underwriting; US GAAP = United States Generally Accepted Accounting Principles; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 Credit Suisse Investor Day 2019Facilitating growth through an effective and efficient operating model  Lara Warner, Chief Risk OfficerLydie Hudson, Chief Compliance OfficerJames Walker, Chief Operating OfficerDecember 11, 2019

 Disclaimer  2  December 11, 2019  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 11, 2019 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Cautionary statements relating to interim financial informationThis presentation contains certain unaudited interim financial information for the fourth quarter of 2019. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the fourth quarter of 2019 or the full year 2019 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the full year 2019. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the fourth quarter of 2019 and full year results will be included in our 4Q19 Earnings Release and our 2019 Annual Report. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results as well as return on regulatory capital, return on tangible equity and tangible book value per share (which are based on tangible shareholders’ equity). Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on December 11, 2019. All Investor Day presentations are available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity (also known as tangible book value), a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA. References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesThis presentation contains certain material prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. Certain information has been derived from internal management accounts.

  Speakers   Hosts  3  December 11, 2019  Presenters Facilitating growth through an efficient and effective operating model  Laura BarrowmanChief Information Officer  James WalkerChief Operating Officer  Lara WarnerChief Risk Officer  Lydie HudsonChief Compliance Officer

 Credit Suisse Investor Day 2019Facilitating growth through an effective and efficient operating model  Lara Warner, Chief Risk OfficerDecember 11, 2019

 5  December 11, 2019  Risk Appetite Management has evolved since 2015  Shift in Credit Suisse’s strategy drove key enhancements in risk management that support prudent growth    Shifted organization from siloed risk management (market, credit) to divisional CROs with proximity to clients, business and marketsAligned risk appetite to earnings stability to support consistent, organic capital generationIncreased focus on both sides of client balance sheet as well as UHNW clientsIncreased velocity of capital and distribution efforts resulting in lower and more liquid inventory     Result  Credit Suisse’s well positioned for prudent growth through the cycle

Credit Suisse has significantly de-risked…



Group Value-at-Risk
trading book avg. one-day, 98% risk management VaR
in CHF mn
-45%
49
27
9M15
9M19
Group Level 3 assets
in CHF bn
-51%
34
16
9M15
9M19
Global Markets leverage exposure
in USD bn
-43%
439
249
9M15[1]
9M19
Leverage Finance trading aged[2]
as % of gross market value
~-85%
9M15
9M19

1 Presents financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015; on the basis of our current structure, 9M15 leverage exposure for Global Markets is USD 313 bn
2 For cash products, aging definition is either > 180 days or > 270 days per trading strategies. Derivatives are out of scope. 9M15 level approximated based on end-2015 level.

CREDIT SUISSE Facilitating growth through an effective and efficient operating model December 11, 2019 6

Aligned risk appetite to earnings stability to support consistent, organic capital generation

- **Strong base of CET1 capital** after completion of three-year restructuring at end of 2018. Available capital based on stress has increased by ~74%
- **Risk appetite remained constant** despite increased stress capacity
- Allocated risk appetite sized **to support maintenance of Tangible Book Value Per Share (TBVPS) ambitions** via an appropriate level of earnings stability
- Current **usage remains below appetite** given muted markets

CREDIT SUISSE Facilitating growth through an effective and efficient operating model December 11, 2019 7

 8  December 11, 2019  Earnings volatility lower as a result, which supports TBVPS ambitions  Number of Global Markets loss days  1 Federal Financial Institutions Examination Council (102), September 2019   US example of linear trend of number of days trading loss1  Credit Suisse Holdings (USA)  US bank 1  US bank 2  European bank  2016  2017  2018  9M19

Credit risk management is a strength

Stable & diversified portfolio	▪ **Credit portfolio generally stable in size** – with diversity based on product, industry, country and divisions ▪ **Overall credit quality stable** – no significant increase in impairments or workout portfolio ▪ **Moderate write-offs** – CHF~200mn-300mn p.a. in past few years with impairments not driving higher write-offs
Controlled risk management	▪ **Well controlled origination** with strong selection of credit and stricter underwriting standards improving portfolio quality ▪ Key areas of lending are well **supported by collateral** and provide a buffer to absorb significant shocks ▪ **Portfolio concentration decreased**, although some single name concentrations remain for key strategic clients
Resilient portfolio	▪ **Strong risk mitigation** – collateral, insurance, and hedging to reduce net exposure and minimize losses ▪ **Lombard / Share Backed Lending** – generally backed by global diversified financial **collateral with conservative LTVs** and ability to withstand significant price declines ▪ **SUB residential mortgage portfolio** – conservative underwriting standards, strict affordability and amortization ▪ **Corporate Bank portfolio** – structured hedging to manage downside risk ▪ **GM Counterparty Credit Risk** – portfolio improved by move to central clearing and strengthened collateral levels

CREDIT SUISSE
Facilitating growth through an effective and efficient operating model
December 11, 2019
9

   10  Global credit portfolio remains stable with targeted EM lending  Potential exposure by country of risk  December 11, 2019  Potential exposure in USD bn  <1%  Generally stable size of credit portfolio since 2015 – diversity across products, industries and countriesVast majority of the portfolio has investment grade exposure profilePredominantly focused on Developed Markets with Emerging Market exposures accounting for small % of the portfolio Emerging Market credit portfolio focused on counterparties with balanced investment /non investment grade profile  9M19  2015

 11  December 11, 2019  Tenor of loan portfolio has been lowered  Increase of short-term exposure by 9% of gross exposures Exposures longer than 5 years have decreased by 5% of gross exposures from 2015 to 2018 Lower tenor contributes to de-risking of loan portfolio and improved resiliency  Remaining contractual maturity of gross exposures  +9%  Within 1 year  > 5 years  -5%

Targeted hedging strategy supports earnings stability by limiting shock exposure

Hedge maturity profile[1]
% of total hedges



<1 year
>3 years
~-16 p.p.
~+7 p.p.
2018
2019
2018
2019

- We leverage our **strong structuring capability and client franchise** to benefit our risk management and hedging solutions
- Integral to our ongoing risk practices is the execution of **bespoke and structured hedging programs** to manage idiosyncratic credit concentrations
- Using **highly rated counterparties**, these programs target both developed and emerging market credit exposures
- **Hedging activities** have longer maturity and increased diversification
- **Levels of risk mitigation have increased year-over-year**, as measured with key internal stress risk metrics. Hedge coverage has increased from 2017[1]

1 Measured in terms of RWA benefit

CREDIT SUISSE
Facilitating growth through an effective and efficient operating model
December 11, 2019
12

     13  Impairments, watchlist and provisions stable  Impairments and provisions for accrual loans in CHF bn  Watchlist portfolio stable with no significant migration to workoutStable workout portfolio since 2018, accounting for less than 1% of total credit portfolioWrite-off levels have been relatively stable at CHF~200mn-300mn p.a. in the last few years with impairments not driving higher write-offsLevel of impaired loans generally stable since 2015. Low provision levels supported by the collateralized nature of the loan exposure   December 11, 2019  9M19  2015  2016  2017  2018   2.1  2.0  2.5   2.1   2.2

Share-backed lending portfolio resilient against equity downturn

Illustrative impact of share-backed lending unsecured exposures during equity downturn scenario at a point in time as number of basis points impact to CET1



< 1
< 1
< 1
< 3
< 5
10%
20%
30%
35%
40%
Equity downturn in % on individual share basis

- Share-backed lending (SBL) is an important product offering and a part of the strategy to support growth, revenue generation and ancillary business across the Group, in particular in APAC
- A key risk in share-backed lending transactions is a significant equity downturn
- SBL transactions have conservative LTVs and are able to weather some significant market declines before potential losses may arise
- Illustration reflects unsecured exposure which is a conservative proxy for loss potential as we exclude the impact of client collateral increase, recourse and other risk mitigation
- Overall impact below 30% equity drop is insignificant. A 40% drop in the value of underlying equity (assuming no recovery) would be expected to impact CET1 < 5 bps, mainly driven by APAC exposures

CREDIT SUISSE
Facilitating growth through an effective and efficient operating model
December 11, 2019
14

Despite de-risking and asset quality improvement, credit risk RWA increased driven by methodology and policy changes

Credit risk RWA under IRB[1] in CHF bn



+15%
121
105
2016
3Q19

Net impact 2016 to 3Q19
in CHF bn



Portfolio quality improvement
5.1
-2.6
3.3
12.2
-2.1
Asset size
Asset quality
Model and parameter updates
Methodology and policy changes
FX impact

- **Average portfolio asset quality improved as SRU offloaded higher-risk portfolios**:
  - **SRU CR RWA significantly decreased** from 2015 to 2018; associated risk weights dropped by more than half
  - Resulting in a de-risking of Group average RWA
- Increased RWA primarily driven by **FINMA credit risk discretionary** measures to e.g.:
  - Income and Non-Income Producing Real estate
  - Low rated corporates
  - Lombard Annual Credit Provision Model
- Increase in **RWA > 2.5% probability of default (PD)** is mainly driven by **regulatory measures**:
  - Various multipliers on Swiss Real Estate
  - Multiplier on IB corporate applicable to corporate counterparties rated 'B and worse' (was phased in over years to the current value of 1.6x)

1 Credit risk RWA (excluding counterparty credit risk) not including RWA under standardized approach of CHF 11 bn for 2016 and CHF 25 bn for 3Q19

CREDIT SUISSE
Facilitating growth through an effective and efficient operating model
December 11, 2019
15

Credit Suisse already navigating shocks globally

Markets are volatile

- We are **vigilantly operating in a mild to medium stress environment** in a number of areas

Risk management framework built for our strategy

- Our **Risk Management Framework** is designed to:
  - Protect against **instantaneous shocks** – granular risk appetite controls at risk factor and single name levels
  - Protect against **through-the-cycle shocks** – through myriad macro / earnings scenario analyses
  - Facilitate prudent underwriting and rapid risk distribution

Examples and risk focus

- Market shocks drive temporary and permanent adaptations in risk management and certain specific actions:
  - Restructured high profile corporate positions without significant losses
  - Turned down more Leverage Finance transactions and took smaller positions
  - Hong Kong stocks experienced high idiosyncratic volatility over the last 6 months: proactive management of lending values
  - Argentine dollar debt has fallen ~50 points through 2019: early exited number of repurchase agreement positions
  - Turkey market volatility: reduced risk appetite
  - US / China trade tensions: make use of a supply chain analytical tool to understand second order impacts

CREDIT SUISSE
Facilitating growth through an effective and efficient operating model
December 11, 2019
16

Spotlight Leveraged Finance: Conditions stable despite market stress

Underwriting exposure[1]



-74%
2007
9M19

Flex rate cushion[2] (bps)



+164%
2007
9M19

Underwriting duration[3]



83 days
97 days
35 days
51 days
58 days
47 days
70 days
54 days
60 days
90 days
55 days
73 days
74 days
80 days
76 days
76 days
4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19

- Active dialogue and challenge between CRO and investment banking businesses has increased significantly over the past year as the risk to end of the credit cycle has increased:
  - A significant reduction in our commitments to B- credits in 3Q19 given the current environment
  - Credit Suisse Capital Markets business has actively either turned down or taken a significantly reduced participation
  - More Capital Markets turndowns in 3Q19 versus 2Q19; mainly driven by perceived difficulty of syndication and aggressive leverage proposals from the sponsor
- Built upon our high underwriting standards and the level of diligence, with additional scrutiny around add-backs and leverageable EBITDA

1 Reflects peak Non-Investment Grade notional exposure for Leveraged Finance Capital Markets 2 Month-end weighted average(s) of remaining flex across loan and bridge commitments, averaged over the time period. A Flex provision allows the arranger to change spreads during syndication to adjust pricing 3 Reflects average days to de-risk, for Single B Rated loan and bridge commitments signed within each quarter

CREDIT SUISSE
Facilitating growth through an effective and efficient operating model
December 11, 2019
17

Spotlight Corporate Bank: Exposure Overview

Net exposure by collateral[1]


Senior Secured
ABL/RBL
IG
Senior Unsecured
ABL/RBL
Senior Unsecured
NIG
Senior Secured

Net exposure by industry[1]


Oil & Gas
Healthcare
Banks & Finance
Utilities
Telecom
Technology
Consumer
Industrials
Chemicals
All Other

- Exposure is **well diversified across ratings** with majority of the net exposure in investment grade (IG) versus non investment grade (NIG)
- **Maturities are well staggered** with < 25% of net exposure due in 2020 and 2021
- **Corporate Bank's portfolio is well diversified across sectors**. Oil & Gas and Healthcare represent the largest sectors
- **Vast majority of the NIG portfolio is secured**. The senior secured portfolio primarily consists of loans which have a first lien on all assets of the counterparty
- **Corporate Bank hedge program has increased by 25%** since 2015, with an increased use of structured trades and de-emphasized single name CDS

1 As of month-end October 2018, calculated as gross exposure less hedge benefit

CREDIT SUISSE
Facilitating growth through an effective and efficient operating model
December 11, 2019
18

Spotlight APAC summary

Strong overall Credit Portfolio

- APAC divisional credit portfolio is a diversified mix of institutional and private banking lending
- 2019 aggregate growth has been steady and overall portfolio rating remains stable with majority IG
- Watch-list and surveillance impairment metrics remain low by historical standards

Risk management targeted to APAC markets

- The credit portfolio is subject to a granular risk appetite framework
- Concentration risk is managed at the single-name and sectorial level
- Collateral management proactively deploys algorithmic techniques to preemptively identify emerging vulnerabilities

Market, liquidity & operational risks

- APAC division manages market, liquidity and operational risks through an established risk framework
- Market risks remain low as measured by stress value-at-risk metrics
- The divisional liquidity profile is prudently maintained in excess of both regulatory and internal standards

CREDIT SUISSE
Facilitating growth through an effective and efficient operating model
December 11, 2019
19

 20  Spotlight APAC: Credit exposure  December 11, 2019  APAC credit portfolio trend in USD bn  APAC credit portfolio by industry1  APAC credit portfolio by product1  +20%  1 As of the end of September 2019  Asset Mgmt. & Inv. Funds

Spotlight APAC: Private Banking

PB Lending by product type
in USD



+19%
Other
Mortgage
SBL
Lombard
2016
9M19

PB Lending by rating grade
in USD



+19%
NIG
IG
2016
9M19

- Majority of absolute lending growth in APAC has been from collateralized lending to Private Banking clients
- Growth since 2016 mainly in investment grade lending while growth in non-investment grade lending remains controlled
- Risk is managed through a systematic rules-based approach to setting lending values and portfolio liquidity and diversification criteria, including regular stress tests
- APAC represents significant portion of share-backed lending portfolio with stress test performance similar to Group
- Mortgage lending is a *de minimis* part of the overall Private Banking credit portfolio and subject to regular stress testing
- Resulting exposures are controlled through a risk appetite framework which caps collateral concentrations (including those to variable interest entities)

CREDIT SUISSE Facilitating growth through an effective and efficient operating model December 11, 2019 21

Spotlight APAC: Greater China credit environment

Overall portfolio structure in line with strategy

- Greater China exposure accounts for small part of Group exposure
- Greater China portfolio growth diversifying APAC South East Asia credit portfolio
- Execution of lending strategy targeted at core entrepreneurial clients

Portfolio ratings stable

- Credit Suisse's overall credit quality has remained stable with an aggregate BB rating
  - Greater China portfolio has a lower weighted average probability of default than overall aggregate APAC credit portfolio
  - Watchlist and surveillance impairment metrics remain very low

Concentrations managed

- Overall institutional portfolio diversified with top industry concentration to commercial banks
- Single name concentrations managed through a granular risk appetite framework
- Portfolio product composition diversified across corporate lending, Private Banking share-backed loans and derivatives

CREDIT SUISSE

Facilitating growth through an effective and efficient operating model

December 11, 2019

22

 Credit Suisse Investor Day 2019Facilitating growth through an effective and efficient operating model  Lydie Hudson, Chief Compliance OfficerDecember 11, 2019

Key messages

Key priorities	▪ Mitigate and manage Compliance risk, with a particular focus on Financial Crime risk ▪ Continue to invest and deploy leading tools and technology ▪ Drive control effectiveness ▪ Lead Conduct and Ethics program in partnership with HR
Highlights of progress since 2018 Investor Day	▪ Implemented control improvements, adapted to regulatory change ▪ Delivered advanced tools for use by Compliance and Front Office ▪ Partnered with CRO, HR and GC to drive platform strategy
Way forward	▪ Continue to enable compliant growth through alignment with business strategies ▪ Execute on deliverables with continued focus on technology solutions ▪ Drive further control and operating effectiveness, with a focus on platform solutions ▪ Ongoing focus on Conduct and Ethics

CREDIT SUISSE Facilitating growth through an effective and efficient operating model December 11, 2019 24

Compliance remains core to our success



Industry
Visible costs
Non-visible costs



Industry fines since 2009[1]
~ USD 400 bn spent in the last 10 years
'09 '10 '11 '12 '13 '14 '15 '16 '17 '18 Total

Industry spends ~6-10% of its revenues on Compliance[2]

Client facing employee hours documenting compliance

Control modifications in the front office

Responding to regulatory inquiries and investigations

1 Boston Consulting Group, Global Risk 2019: Creating a More Digital, Resilient Bank 2 American Banker, April 2018

CREDIT SUISSE Facilitating growth through an effective and efficient operating model December 11, 2019 25

Supporting growth through enhanced compliance capabilities

Expertise


Anti-Money Laundering
Product
Client
Market / Region
Surveillance/ Investigations
Analytics

Framework


Risk Identification
Risk Appetites
Risk Mitigation, Control Issues & Improvements
Risk Monitoring, Surveillance, Testing
Risk Measurement
Risk Reporting
Compliance Risk Framework

Capabilities

Client Surveillance
- Single Client View
- Transaction Surveillance
- Single External View
- External Asset Manager Surveillance
- Investigations Analytics

Transaction and Activity Surveillance
- Relationship Manager Surveillance
- Trading Surveillance
- Global Information Barrier Surveillance

Employee Guidance and Enablement
- iComply
- Robotics
- Case Manager
- Cross Border Compass

SUB	IWM	APAC	GM	IBCM

CREDIT SUISSE
Facilitating growth through an effective and efficient operating model
December 11, 2019
26

   Expertise, framework and capabilities promote risk management  27  December 11, 2019  Transaction Data                      Employee Data    Transaction and Activity Surveillance  Employee Guidance and Enablement    DataLake      Client Data    Client Surveillance      1  Complex Client Monitoring  2  Compliant Growth Enablement  3  Client Risk Detection  Policies & Procedures

1 Analyzing complex client relationships with enhanced capabilities

Illustrative example



Account Holder
Advisor / Power of Attorney
Children
Advisor / Power of Attorney
Spouse
Natural Person
Corporate Structure
Beneficial Owner
Power of Attorney

If we learn of an external incident ....

Client Surveillance enables pro-active **global exposure assessment** across the bank on **day one** of incident awareness

- **Initial assessments** done within **days**
- **Expansive reviews** spanning **multiple years**
- Coverage of **significant transactional volume**
- **Expansion of searches** from clients to third parties
- **Enhanced investigations capabilities**

Leverage **cross-functional expertise**

Pro-active **Regulatory transparency**

CREDIT SUISSE

Facilitating growth through an effective and efficient operating model

December 11, 2019

28

2 Platforms and governance enable compliant growth

Illustrative example



$200m Loan
Borrower in Brazil
Third Party Guarantee
CREDIT SUISSE
Mexico
Proposed guarantor from Asia with Swiss Account
Water Facility Project in Latin America
Market and country risk
Client risk and money laundering risk
Existing relationships and exposure
Negative news screening
Client level transaction monitoring
Case management and audit trail
Compliance Teams
Market Area Risk Appetite
Client Risk Scoring Model
Single Client View
Single External View
Client Holistic Surveillance
Case Manager
Compliance Desktop

CREDIT SUISSE
Facilitating growth through an effective and efficient operating model
December 11, 2019
29

3 Enhanced client surveillance capabilities enable more effective detection of client risk

Illustrative example – A potential case with a medium risk country



CREDIT SUISSE
Shipping Business
Cash Withdrawals
Medium risk country

14 model-driven triggers

0.7 overall risk score

0.0 (low risk) – 1.0 (very high risk)[1]

Aggregate Risk Score	Know-Your-Client Score	Pattern Score

- Moving from rules-based to **machine-led behavioral modeling**
- Objective to **reduce false positives** and **continuously learn**
- Ability to **adapt quickly**

1 Alerts with high risk score will be prioritized as they contain more contributing factors to the alert

CREDIT SUISSE
Facilitating growth through an effective and efficient operating model
December 11, 2019
30

Integrated use of data across corporate functions

Clients

Transactions

Employees

Credit Risk

Legal Risk

Internal Fraud

Regulatory Risk

Geopolitical Risk

Regulatory Scrutiny

Money Laundering Risk

Conduct Risk

Sustainability Risk

Reputational Risk

Cyber Risk

+

Trade Data

Customer Data

Disciplinary & Misconducts

Credit Ratings

Negative News

Politically Exposed Persons List

Key Risk Indicators

Know Your Client Data

Trade Alerts

Personal Account Trading

Transactions Data & Alerts

Travel Data

Human Resources Data

Wall Crossings

Sanctions

Gifts & Entertainment Data

Credit Upgrades and Downgrades

Product Reference Data

Client Portfolio Data

Client Reference Data

Performance Reviews

CREDIT SUISSE

Facilitating growth through an effective and efficient operating model

December 11, 2019

31

   Focused on platforms to drive operating and control effectiveness  32  December 11, 2019            Where we are    Other Data Sets  Workforce Data Sets  Client Data Sets            An industry problem…  Way forward…  Where we were  …multiplied by number of divisions, functions, locations…    1st Line of Defense1            SUB  IWM  APAC  GM    IBCM  2nd Line of Defense1            Compliance    Risk    GC    3rd Line of Defense1            Internal Audit                                      Client Intelligence  Technology  ConductAnalytics  Client Operations  Non-Financial Risk Mgmt  1 Applies to current users and/or data providers

   Credit Suisse Investor Day 2019Facilitating growth through an effective and efficient operating model  James Walker, Chief Operating OfficerDecember 11, 2019

   34  December 11, 2019  Proven track record on cost management; lowered cost base to CHF 16.4 bn by end of 2018    Business exits and right-sizing  Optimization  Net investments  Adjusted operating cost baseat constant FX rates* in CHF bn  Illustrative gross efficiencies and investments in CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix of the CEO and CFO Investor Day presentations.* Adjusted operating cost base at constant 2018 FX rates; see Appendix

   35  December 11, 2019  Maintaining lower break-even point through disciplined expense and investment management …     Divisions and corporate functions continuing to deliver efficiencies thereby facilitating investmentsProductivity continues to be delivered via ongoing optimization and further structural measuresProductivity allows for self funding of key regulatory projects such as IBORGrowth funding for revenue-producing hires aligned to revenue development within the yearLeveraging the cost management practices embedded in the fabric of the organization  Cost management principles

   36  December 11, 2019  … and driving further structural savings initiatives    Improving footprint and reducing occupancy in high cost locations  Examples of specific initiatives  Themes  Rationalizing divisional / corporate function teams by promoting and consolidating processes into commonly shared platforms  Operating model  Optimizing captive vs outsourced vendor footprint mix in India, Poland and other locations to increase effectiveness and institutionalize knowledge retention  Workforce composition  Real estate footprint  Driving automation and data driven insights through leveraging innovative solutions such as Distributed Ledger Technology and machine learning  Automation

   Aiming to realize further efficiencies across the bank  37  December 11, 2019  Productivity savings to be generated in line with Group objectives    Reviewing entity and country coverage, eliminating duplicationRationalizing divisionally aligned teams running parallel processes on commonly shared platforms Centralizing function aligned teams and platform supportSimplifying and streamlining risk assessment processes   Intended measures    Common platforms

   38  December 11, 2019  Driving positive operating leverage through embedded cost management practices    Continued productivity improvements  Increasing flexibility of cost base through disciplined investment of productivity savings  Transparency to drive accountability  Continuing regular in-depth cost review meetings across Divisions and Corporate Functions and cost lines  Collaborative approach  Sharing best practices across the GroupDriving consistent front-to-back approach by optimization of processes, services and platforms

   39  December 11, 2019  Leveraging scalable data platform across the bank to shorten implementation time and enhance business outcomes        RM surveillance data  Front office enabled to leverage the same data for RM productivity analytics    Example of a data platform  Impact    Implementation time  Initiator:  Adopters:  Compliance    6 months  Front office    3 months  Risk    1 month  Cost of adoption        Other Data Sets  Workforce Data Sets  Client Data Sets        1 Applies to current users and/or data providers  1st Line of Defense1            SUB  IWM  APAC  GM    IBCM  2nd Line of Defense1            Compliance    Risk    GC    3rd Line of Defense1            Internal Audit

Enabling the business to focus on revenue-producing activities embedding in-house developments and fintech solutions

Continued progress on the digitalization at Swiss Universal Bank during 2019

- Full digital front-to-back end-to-end client onboarding
- Faster data capturing and controls
- Streamlined processing
- Better data quality due to shift from forms to data controls

Onboarding type	Volume[1] 2018	Volume[1] 2019	Completed within 4 Days
Paperless	~20%	→ ~45%	~90%
Partial or full paper-based	~80%	→ ~55%	~50%

1 SUB onboardings. 2018 reflects full year data; 2019 reflects data January through October

CREDIT SUISSE
Facilitating growth through an effective and efficient operating model
December 11, 2019
40

Improving IT productivity …

Integrated Toolchain

Odyssey (simplified view)



Collaborate
Develop
Build & Release
Scan
Deploy

- Leveraging DevOps practices to improve efficiency, cost management and quality
- Improving tracking of overall value delivered by technology
- Automating the software development practices and processes

Continued progress

Process optimization

↗ 100% Adoption of integrated toolchain[1]

↗ 2.4x Adoption of advanced development workflow[2]

↗ 24x Usage of automated software pipelines[2]

↘ - 20% Cost per change request[2]

Developer productivity

↗ 8% More changes deployed[2]

↗ 99.5% Success rate of changes - smaller but more frequent changes[2]

↗ 42% Change activities on agile methodology[3]

↗ 8% IT code quality impacting Business operations[2]

1 As of November 2019 2 November 2019 versus December 2018 3 As of June 2019

CREDIT SUISSE

Facilitating growth through an effective and efficient operating model

December 11, 2019

41

   42  December 11, 2019  … and continuing to leverage technology advancements with a strengthened operating model  Of infrastructure incident tickets automated2  51%  Of Credit Suisse servers on private cloud 2  44%  Of investment portfolio allocated to strategic change1  77%  Applications decommissioned1  250  1.2 MW  Reduction in monthly carbon footprint3  Service desk incidents resolved by Amelia1  28%  Discontinue  Optimize  Transform  Successful DevOps Expos1  9  Staff attending Agile training sessions1  >2,400  1 YTD as of November 2019 2 As of November 2019 3 November 2019 versus December 2018

 Appendix  43  December 11, 2019

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of the CEO and CFO Investor Day 2019 presentations, published on December 11, 2019
- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 capital, CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation for periods prior to 2019 are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business

Specific notes

* Following the successful completion of our restructuring program in 2018, we updated our calculation approach for adjusted operating cost base at constant FX rates. Beginning in 1Q19, adjusted operating cost base at constant FX rates includes adjustments for major litigation provisions, expenses related to real estate disposals and business sales as well as for debit valuation adjustments (DVA) related volatility and FX, but not for restructuring expenses and certain accounting changes. Adjustments for FX apply unweighted 2018 currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Under the current presentation, adjusted operating cost base at constant FX rates for periods prior to 1Q19 still include adjustments for restructuring expenses and a goodwill impairment taken in 4Q15, but no longer include an adjustment for certain accounting changes. Beginning in 1Q20, adjustments for FX will apply unweighted 2019 currency exchange rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity is based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-4Q17, tangible shareholders' equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-1Q18, tangible shareholders' equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 42,540 mn as presented in our balance sheet. For end-2Q18, tangible shareholders' equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders' equity of CHF 43,470 mn as presented in our balance sheet. For end-3Q18, tangible shareholders' equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet. For end-4Q18, tangible shareholders' equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,922 mn as presented in our balance sheet. For end-1Q19, tangible shareholders' equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders' equity of CHF 43,825 mn as presented in our balance sheet. For end-2Q19, tangible shareholders' equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders' equity of CHF 43,673 mn as presented in our balance sheet. For end-3Q19, tangible shareholders' equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 45,150 mn as presented in our balance sheet. Shares outstanding were 2,550.3 mn at end-4Q17, 2,552.4 mn at end-3Q18, 2,550.6 mn at end-4Q18 and 2,473.8 mn at end-3Q19.

CREDIT SUISSE | Facilitating growth through an effective and efficient operating model | December 11, 2019 | 44

Notes (2/2)  45  December 11, 2019  Abbreviations  ABL = Asset Based Lending; Abs. = Absolute; Adj. = Adjusted; AFG = Asia Pacific Financing Group; AM = Asset Management; Ann. = Annualized;APAC = Asia Pacific; Approx. = Approximately; ARC = Asset Risk Consultants; ARU = Asset Resolution Unit; ATS = APAC Trading Solutions; AuM = Assets under Management; Avg.= Average; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BfE = Bank for Entrepreneurs; BHC = Bank Holding Company; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CC = Corporate Center; CCO = Chief Compliance Officer; CCRO = Chief Compliance and Regulatory Affairs Officer; CET1 = Common Equity Tier 1;CH = Switzerland; C/I = Cost/Income; C&IC = Corporate and Institutional Clients; CIC = Corporate & Institutional Clients; CLO = Collateralized Loan Obligation; CRO = Chief Risk Officer; CSAM = Credit Suisse Asset Management; DCM = Debt Capital Markets; DevOps = Development-to-Operations; DPS = Dividend Per Share; E = Estimate; EAM = External Asset Manager; ECA = Export Credit Agency; ECM = Equity Capital Markets; E&E = Entrepreneurs & Executives;EMEA = Europe, Middle East & Africa; ESG = Environmental Social and Governance; Est. = Estimate; EU = European Union; Excl. = Exclude; FID = Fixed Income Department; FI&WM = Fixed Income Wealth Management; FRTB = Fundamental Review of the Trading Book; FX = Foreign Exchange; FY = Full Year; GC = General Counsel; GCP = Global Credit Products; GM = Global Markets; GMV = Gross Market Value; GYB = Global Yield Balanced; HLG = High Level Group; HR = Human Resources; HY = High Yield; IAF = Impact Advisory & Finance; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; IBOR = Interbank Offer Rate; IFC = International Finance Corporation; IG = Investment Grade; ILS = Insurance-Linked Strategies; IMM = Internal Model Method;incl. = including; IPO = Initial Public Offering; IRB = Internal Ratings-Based Approach; IT = Information Technology; ITS = International Trading Solutions;IWM = International Wealth Management; LDI = Liability-driven investments; Lev Fin = Leveraged Finance; LTD = Long-term debt; LTM = Last Twelve Months; LTV = Loan to Value; M&A = Mergers & Acquisitions; MREL = Minimum Requirement for own funds and Eligible Liabilities; NIG = Non investment grade;NNA = Net new assets; NRI = Non-resident Indians; Op Risk = Operational Risk; OTC = Over the Counter; p.a. = per annum; PB = Private Banking;PB&WM = Private Banking & Wealth Management; PC = Private Clients; PD = probability of default; p.p. = percentage points; PTI = Pre-tax income;QIS = Quantitative Investment Strategies; QoQ = Quarter over Quarter; QT = Quantitative Trading; RBL = Reserve Based Lending; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; RoTE= Return on Tangible Equity; RSA = Revenue Sharing Agreement; RWA = Risk-weighted assets;SA-CCR = Standardized Approach to Counterparty Credit Risk; SBL = Share Backed Lending; SCP = Strategic Client Partner; SEA = South East Asia;SME = Small and Medium-Sized Enterprises; SNB = Swiss National Bank; SoW = Share of Wallet; SP = Securitized Products; STBs = Sustainable Transition Bonds; SUB = Swiss Universal Bank; TBVPS = Tangible book value per share; TLAC = Total Loss-Absorbing Capacity; TLOF = Total Liabilities and Own Funds; TMT = Technology, Media and Telecommunications; (U)HNW(I) = (Ultra) High Net Worth (Individuals); U/W = Underwriting; US GAAP = United States Generally Accepted Accounting Principles; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer

/s/ David R. Mathers
David R. Mathers
Date: December 11, 2019		Chief Financial Officer